Exhibit 99.1

eldorado gold
BREAKING NEW GROUND

2024

Notice of Annual Meeting of Shareholders and

MANAGEMENT PROXY CIRCULAR

MEETING DATE: JUNE 4, 2024

TSX: ELD NYSE: EGO

Who We Are

Eldorado Gold is a gold and base metals producer with mining, development and exploration operations primarily in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). For 30 years, Eldorado Gold has been breaking new ground in the mining sector. Our vision is to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations.

HEAD OFFICE, VANCOUVER
CANADA
Lamaque
EUROPEAN REGIONAL OFFICE, AMSTERDAM, NETHERLANDS
GREECE
Kassandra Mines
Olympias
Stratoni
Skouries
Perama Hill
TÜRKIYE
Kışladağ
TÜRKIYE
Efemçukuru
LEGEND
Operating Mines
Care and Maintenance
Development Projects
Offices

PROXY SUMMARY

Proxy Summary

This summary highlights information contained in our Management Proxy Circular ("Circular"). This summary does not contain all of the information that you should consider. We encourage you to read the entire Circular carefully prior to voting.

When

Where

Items of Business

1. Receive our 2023 annual audited financial statements
2. Elect eight directors for the coming year
3. Re-appoint KPMG as auditor for the coming year
4. Authorize the directors to set the auditor's pay
5. Approve a non-binding advisory resolution on executive compensation

Table of Contents at a Glance

1	Proxy Summary
5	Message to Shareholders
9	Table of Contents
11	Shareholder and Voting Information
14	Business of Meeting
16	Director Nominees and Compensation
28	Environment, Social and Governance
66	Compensation Discussion & Analysis
112	Frequently Asked Questions

Eldorado is conducting its 2024 Annual Meeting of Shareholders this year in a physical and virtual hybrid format held in person and virtually, using the Computershare virtual meeting platform.

Voting by proxy is the easiest way to vote your shares. Please refer to your form of proxy or voting instruction form included in this package or to the "FAQs" section on page 112 of this Proxy Circular for more information on the voting methods available to you.

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PROXY SUMMARY

Eldorado at a Glance

Our Eldorado global community is made up of approximately 4,800 team members from around the world. We speak different languages and come from rich local cultures. We find common ground in our vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations. This vision reflects our core values and drives us to relentlessly find a better way to do things, to be courageous and innovative, and to continue to break new ground in all that we do.

Our corporate strategy and strategic focus areas help us to achieve our vision and create long-term value for our many stakeholders. The four key pillars of our strategy are People & Capabilities, Safety & Sustainability, Operational & Project Excellence, and Financial Strength & Returns.

Deliver on our commitments of safe, inclusive workplaces, engaged and prosperous communities, responsibly produced products and healthy natural environments
Safety & Sustainability
People & Capabilities
Deliver the organizational and individual capabilities required to enable our culture and achieve our strategy
COLLABORATION
AGILITY
COURAGE
DRIVE
INTEGRITY
Together, we are building a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations.
Deliver value-adding growth and be known for operational excellence amongst mid-size gold companies with a reputation of successful project delivery
Operational & Project Excellence
Financial Strength & Returns
Deliver above-average shareholder returns amongst our peer group and expand our business to reach the next tier of gold mining peers

Portfolio of Long-life and High-quality Assets

with operations in Türkiye, Greece and Canada

Financing Secured for Strategic Skouries Project

Pipeline of Strategic Growth Projects

Development projects that include Skouries and Perama Hill. Commercial production at Skouries is expected by the end of 2025

Strong ESG Performance

as a mid-cap miner

Production Growth

through organic growth projects at existing operations. Annual production is expected to increase to 675,000–735,000 ounces in 2027

Committed to Fostering Safe and Inclusive Workplaces

that value diversity, personal growth and innovation

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PROXY SUMMARY

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PROXY SUMMARY

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PROXY SUMMARY

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PROXY SUMMARY

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PROXY SUMMARY

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PROXY SUMMARY

GROWTH & OUTLOOK

As we look ahead, there's one thing that's clear – this is an exciting time to be a part of Eldorado Gold.

> We expect production growth over the next four years that we anticipate will see us move from producing just under 500K ounces of gold per year to over 700K ounces of gold per year by 2027.

This would represent growth of 45% over 2023 production levels.

That starts with the Skouries project in Greece. Following the closing of the Strategic Project Financing Facility mentioned above, we advanced into full construction. The project is fully funded, and first production is expected in the third quarter of 2025.

Once into full operation, Skouries is expected to produce an average of 140,000 ounces of gold and 67 million pounds of copper per year. The copper byproduct revenues are expected to cover the operating and sustaining costs. Skouries will also see Eldorado become one of the larger copper producers in the European Union, supplying that critical mineral to support electrification and the green transition.

While we advance construction at Skouries, we continue to be focused on delivering value drivers at our existing operations. At Lamaque, we are advancing resource-conversion drilling of the upper two-thirds of the Ormaque deposit, and we expect to announce an inaugural reserve in 2024. In Türkiye, we will see the first full-year benefit of the new North Heap Leach Pad and the new agglomeration drum at Kışladağ that will continue to support increased throughput and recoveries. We will also advance resource conversion of the Kokarpinar and Bati deposits at Efemçukuru. In Greece, we will continue building on the productivity improvements we've seen at Olympias that are yielding positive operational results.

2023 was quite a year, and we're only just getting started. We appreciate your continued participation as a shareholder in Eldorado Gold, and we encourage you to exercise your right to vote. We thank you for your continued support of Eldorado Gold and hope you will join us virtually or in-person at our 2024 Annual Meeting of Shareholders.

As part of our Board succession plan, Pamela Gibson will not be standing for re-election. We would like to thank Pamela for her commitment, tireless effort and dedication to Eldorado during her time on the Board. Since joining the Board in 2014, she has been a key driver of our governance efforts and has championed our diversity and inclusion achievements. Thank you, Pamela, for all you have done for Eldorado. We wish you well in all your future endeavours.

Sincerely,

Steven Reid
Chair of the Board

George Burns
President &
Chief Executive Officer

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Table of Contents

2	Proxy Summary	65	Compensation Discussion & Analysis (“CD&A”)
4	Message to Shareholders	67	Letter to Shareholders
10	Shareholder and Voting Information	68	Compensation Philosophy and Objectives
11	Notice of Meeting	70	Peer Group Selection
11	Meeting and Voting Information	71	Managing Compensation Risk
14	Business of Meeting	75	Determining Compensation
14	Financial Statements	77	Compensation Components and 2023 Compensation Decisions
14	Electing Directors	80	2023 Corporate Objectives Results
15	Appointment of Auditors	88	Current Named Executive Officer Biographies
15	Board to Set Auditor’s Pay	92	Compensation Tables and Disclosures
15	Advisory Vote on Executive Compensation	98	Termination and Change of Control Benefit
15	Other Business	100	Other Information
16	Board of Directors Nominees	108	Normal Course Issuer Bid
17	Director Nominee Biographies	110	Directors’ Approval
26	Meeting Attendance	112	FAQs
28	Environmental, Social and Governance	118	Schedule A – Board of Directors: Terms of Reference
31	Social	121	Legal Statements
33	Diversity, Inclusion and Employee Engagement
36	Governance
39	About the Board
54	Board Committees
58	Director Compensation	Sustainability Highlights

		2	Proxy Summary
		4	Message to Shareholders
		28	Environmental, Social and Governance
		29	Sustainability Governance
		30	Sustainability Highlights Timeline
		33	Diversity, Inclusion and Employee Engagement
		80	2023 Corporate Objectives Results

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GOVERNANCE
2024 Notice of Annual Meeting of Shareholders

When	Items of Business
Tuesday, June 4, 2024 3:00p.m. Pacific time	1.Receive our 2023 Annual Audited Consolidated Financial Statements, page 14
2.Elect eight directors for the coming year, page 14
Where
In person: Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3	3.Re-appoint KPMG as auditor for the coming year, page 15
4.Authorize the directors to set the auditor’s pay, page 15
Virtually: Computershare virtual meeting platform at meetnow.global/M669DQC	5.Approve a non-binding advisory resolution on executive compensation, page 15

Eldorado is conducting its Annual Meeting this year in a physical and virtual hybrid format.
Your Vote Is Important
You are entitled to receive this notice to vote at our 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”) if you owned common shares of Eldorado Gold Corporation (“Eldorado” or the “Company”) as of the close of business on April 12, 2024 (“the record date” for the 2024 Annual Meeting). Registered shareholders and duly appointed proxyholders (who, if attending virtually, have been properly registered prior to the meeting) will be able to attend, participate and vote at the 2024 Annual Meeting either in person or online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to attend the 2024 Annual Meeting in person but may attend online as a guest. Guests attending virtually may view the webcast, but will not be able to participate or vote at the 2024 Annual Meeting. Additional information on how to attend the 2024 Annual Meeting virtually can be found on page 115.
Notice and Access
We are using notice-and-access procedures to deliver our 2024 meeting materials to shareholders. You are receiving this notice with information on how you can access the Management Proxy Circular (“Circular”) electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.
The Circular, form of proxy, Annual Return Card, Annual Audited Consolidated Financial Statements and associated Management’s Discussion and Analysis (“MD&A”) are available on our website (www.eldoradogold.com/shareholder-materials) as of May 3, 2024, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR+ website (www.sedarplus.com) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.
The Circular contains important information about the meeting, including what is required to attend the meeting in person or virtually. We encourage and remind you to access and review the Circular prior to voting.
The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com t: 1 604 687 4018 1 888 353 8166 (toll-free) f: 1 604 687 4026	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

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GOVERNANCE
To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.
Shareholders are able to request future copies of the Annual Audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the Annual Audited Consolidated Financial Statements and MD&A.
Submitting Your Vote
If you are a registered shareholder and are unable to attend the meeting either in person or online, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. (Pacific time) on Friday,
May 31, 2024, to our transfer agent at:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1
You may also vote by telephone or online by following the instructions on your proxy.
If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. (Pacific time) on Friday, May 31, 2024.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group by telephone at 1 877 452 7184 toll-free in North America, or 1 416 304 0211 outside of North America, or by email at assistance@laurelhill.com.
By order of the Board,
Karen Aram
Corporate Secretary
Vancouver, BC
April 16, 2024

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GOVERNANCE
General Information
Eldorado Gold
In this document, “we,” “us,” “our,” “Eldorado,” “Company” and “Corporation” mean Eldorado Gold Corporation.
Shareholders
“You,” “your” and “shareholder” mean registered holders (unless the context otherwise requires) of common shares of Eldorado.
Date of Information
Information in this document is as of April 12, 2024, unless otherwise stated.
Exchange Rate
All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2023 reported by the
Bank of Canada of CDN$1.00 = USD$0.7409, unless otherwise noted.
Additional Information
Information on our website is not part of this Circular or incorporated by reference. Filings on SEDAR+ are also not part of this Circular or incorporated by reference, except as specifically stated. For greater certainty, Eldorado’s Climate Change and GHG Emissions Report and Sustainability Report as well as the Kışladağ Technical Report, Efemçukuru Technical Report, Olympias Technical Report, Skouries Technical Report and Lamaque Technical Report are expressly excluded from incorporation by reference herein.
You can find financial information relating to Eldorado in our Annual Audited Consolidated Financial Statements and MD&A dated December 31, 2023.
See our MD&A, financial statements and our Annual Information Form (“AIF”) or Form 40-F for additional information about Eldorado. These documents and additional information relating to Eldorado are available on our website (www.eldoradogold.com) and are also available on the SEDAR+ website (www.sedarplus.com) and the SEC website (www.sec.gov), under Eldorado’s name.
You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com t: 1 604 687 4018 1 888 353 8166 (toll-free) f: 1 604 687 4026	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

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GOVERNANCE
Business of Meeting
1. Receiving Our Financial Statements and the Auditor’s Report
Both our Annual Audited Consolidated Financial Statements for the year ended December 31, 2023, and the auditor’s report are available on our website (www.eldoradogold.com) and on the SEDAR+ website (www.sedarplus.com) and the SEC website (www.sec.gov), under Eldorado’s name.
A representative from KPMG LLP (“KPMG”), our independent auditor for 2023, will be at the meeting to answer any questions about the auditor’s report.
2. Electing Directors
According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed.
The Board has decided that eight directors will be elected this year, based on the diverse mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities.

Director Nominees for 2024
Carissa Browning	Teresa Conway	Judith Mosely	Stephen Walker
George Burns	Catharine Farrow	Steven Reid	John Webster
Each of the director nominees is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado’s needs and culture; additionally, each has expressed their willingness to serve on the Board. Further information on each of the nominees can be found starting on page 16.
Majority Voting
The election of directors at the 2024 Annual Meeting is governed by the majority voting requirements under the CBCA, and the CBCA regulations, which came into force on August 31, 2022. These requirements provide that in an uncontested election of directors, shareholders will be allowed to vote “for” or “against” each director nominee (as opposed to “for” or “withhold” as was the case previously). A nominee will be elected as a director only if the number of shares voted “for” that nominee exceeds the number of shares voted “against” that nominee.
If a nominee does not receive a majority of votes cast by shareholders in favour of their election, they will not be elected and the director position will remain open, except that an incumbent nominee (which comprise all of the Company’s nominees for the Meeting) will be permitted to remain in office until the earlier of: (a) the 90th day after the day of the election; or (b) the day on which their successor is appointed or elected. The Board may not re-appoint an incumbent director who did not receive majority support at any time prior to the next annual shareholders meeting other than in the following limited and defined circumstances:
(i) to satisfy Canadian residency requirements; or (ii) to satisfy the requirement that at least two directors are not also officers or employees of the Company or its affiliates.
These statutory majority voting requirements only apply to uncontested elections of directors, meaning elections where the number of director nominees is the same as the number of directors to be elected to the Board of Directors (such as the election of directors to take place at the Meeting). Following the implementation of these amendments to the CBCA, the Company’s then existing Majority Voting Policy was rendered redundant and was revoked by the Board of Directors.
The majority voting requirements under the CBCA will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the Meeting and voted on the election of directors.
Advance Notice Policy
Our by-laws contain an advance-notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2024 Annual Meeting, the required information must be sent to our Corporate Secretary by May 3, 2024. A copy of our by-laws can be found on the SEDAR+ website (www.sedarplus.com), under our Company’s name.

We recommend that you vote FOR the election of the director nominees.

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GOVERNANCE
3. Appointing the Independent Auditor and Authorizing the Board to Set the Auditor’s Pay
KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the Board to set the auditor’s pay for 2024.
KPMG conducts the annual audit of our financial statements and provides audit-related tax and other services, and reports to the Audit Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	2023 (USD$)	2022 (USD$)
Audit fees	1,864,990	1,484,090	Total fees for audit services
Audit-related fees	97,859	100,200	Majority of fees relate to French translations
All other services	8,250	—
Total	$1,971,099	$1,584,290

We recommend that you vote FOR the appointment of KPMG as our auditor for the ensuing year and FOR authorizing the Board to set the auditor’s pay.
4. Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”
The Board approved a policy on “say on pay” and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado’s executive compensation. The advisory vote provides shareholders with the opportunity to advise the Board on their view of our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as “CD&A”) of this Circular.
As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions, and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.
Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the Company’s profile on the SEDAR+ website (www.sedarplus.com).
We are pleased to report that in 2023 and 2022, over 90% of our shareholders voted in support of our approach to executive compensation.

Year	Votes “for” (%)	Votes “against” (%)
2023	98.48	1.52
2022	94.89	5.11
BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company’s executive compensation program, as disclosed in the Company’s Circular and the CD&A, are appropriate.

We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.
5. Other Business
We will also consider any other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the meeting.

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GOVERNANCE
Board of Director Nominees

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GOVERNANCE
Director Nominees
At the meeting, shareholders will be asked to elect eight directors. All of the nominated directors are independent, with the exception of George Burns, the Company’s President & Chief Executive Officer (“CEO”); the Board committees are also composed 100% of independent directors. The director nominees have significant and complementary experience across multiple sectors and markets, which help form a strong and independent Board. The Board is committed to deliberate Board renewal. This renewal plan has resulted in an increase in key strength areas, including:
•Board diversity
•Capital markets and financing expertise
•Compensation
•Corporate governance
•Decarbonization and climate change
•Mergers & acquisition expertise
•Strategic planning and risk assessment
•Sustainability
•Technical mining and operating expertise
Further attributes of our director nominees include:
•All of Eldorado’s independent directors meet the equity-ownership requirement
•John Webster, the Chair of the Audit Committee, and Teresa Conway are both considered to be financial experts by the SEC
•Board has adopted and adhered to Corporate Governance Guidelines
The bios starting on page 18 set forth information with respect to our proposed director nominees as of December 31, 2023.
The value of director shareholding, including deferred units (“DUs”), which represent notional Eldorado common shares based on the value of our common shares has been calculated at the higher of the value at issue date or fair market value at
December 31, 2023.

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GOVERNANCE

Carissa Browning
Carissa Browning was appointed to the Board of Directors in January 2022. Ms. Browning is a corporate commercial lawyer at EnerNEXT Partners, a boutique legal and advisory platform focused on energy, cleantech and sustainability. She previously served as legal counsel for BC Hydro and TransAlta Corporation. She has broad industry experience in electricity and renewable energy, technology, fintech and commodity trading, and advises on matters relating to corporate governance, market regulation and sustainability. Ms. Browning is currently appointed to the Calgary Chapter Executive of the Institute of Corporate Directors, and formerly served on the boards of Women + Power, Energy Efficiency Alberta, TAMA Transmission, and Circle for Aboriginal Relations (“CFAR”). She holds a B.A. and LL.B. from the University of Calgary, and regularly contributes her thought leadership and reflections on the importance of diverse representation, reconciliation, and her views as an Indigenous woman. She identifies as a Dene from the Dehcho region (Northwest Territories).

Independent director since January 2022	Resides Alberta, Canada	Age 50

Areas of Expertise Human capital matters Capital markets Legal and regulatory Energy Sustainability Mergers & acquisitions Corporate governance Compliance	Education LL.B., University of Calgary B.A., Communications and Culture, University of Calgary Current Occupation Lawyer, EnerNEXT Partners	Other Directorships None Accreditations and Memberships Law Society of Alberta Law Society of British Columbia Canadian Bar Association Institute of Corporate Directors

BOARD AND COMMITTEE MEMBERSHIP

	2023 Meeting attendance	2023 Meetings attended (%)
Board of Directors	15 of 16	94
CGNC	5 of 5	100
Sustainability Committee	4 of 4	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement(2)
5 x annual retainer	$500,000	$320,023	On track

Notes:
(1)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on director equity ownership, see page 61.
(2)Ms. Browning is on track to meet the ownership requirement and she has until January 2027 to meet her ownership requirement.

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GOVERNANCE

George Burns
George Burns joined Eldorado on February 1, 2017, and assumed the role of President & Chief Executive Officer on April 28, 2017. Prior to joining Eldorado, Mr. Burns was Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.
Mr. Burns has over 40 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. He has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. Mr. Burns has also served in the past as an independent director of another public mining company.

Director since April 2017(1)	Resides British Columbia, Canada	Age 64

Areas of Expertise Mining industry Mining engineering Sustainability Mine and process operations, development and construction Mergers & acquisitions	Education B.Sc., Mining Engineering, Montana College of Mineral Science and Technology Current Occupation President & CEO, Eldorado Gold Corporation	Other Directorships None Accreditations and Memberships Institute of Corporate Directors (ICD.D) Society for Mining, Metallurgy & Exploration Prospectors & Developers Association of Canada

BOARD AND COMMITTEE MEMBERSHIP

	2023 Meeting attendance	2023 Meetings attended (%)
Board of Directors	16 of 16	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement
3 x annual salary	$3,182,400	$14,080,126	Yes

Notes:
(1)Mr. Burns is not an independent director and therefore does not receive compensation for his role as a director. See page 93 for details of Mr. Burns’ compensation.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on executive equity ownership, see page 74.

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GOVERNANCE

Teresa Conway
Ms. Conway was elected to the Board of Directors in June 2018. She is a former executive with over
25 years of experience in the North American renewable energy and energy markets. She was the President and CEO of Powerex (2005–2017), and prior to that held various executive positions since joining Powerex in 1993, including CFO, with accountability for information technology. She was also with PriceWaterhouseCoopers (“PWC”) and her primary focus was mining. Ms. Conway holds a B.B.A. from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the board of directors of Altius Minerals Corporation and Entrée Resources Ltd.

Independent director since June 2018	Resides British Columbia, Canada	Age 66

Areas of Expertise Audit Accounting Finance Energy sector Corporate governance Compliance Compensation Human capital matters Risk management Sustainability	Education B.B.A., Simon Fraser University Current Occupation Corporate director	Other Directorships Altius Minerals Corporation Entrée Resources Ltd. Accreditations and Memberships Chartered Professional Accountants British Columbia Institute of Corporate Directors (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2023 Meeting attendance	2023 Meetings attended (%)
Board of Directors	16 of 16	100
Compensation Committee	8 of 8	100
Audit Committee	5 of 5	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$500,000	$1,049,544	Yes

Note: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on director equity ownership, see page 61.

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GOVERNANCE

Catharine Farrow
Ms. Farrow was elected to the Board of Directors in April 2020. She is a Professional Geoscientist (PGO) with more than 30 years of mining industry experience. She is currently the President of FarExGeoMine Ltd., a private consulting company advising companies in geoscience, organizational issues and mining technology. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc., a mining company formerly listed on the TSX. Before TMAC, Ms. Farrow was Chief Operating Officer of KGHM International and Chief Technology Officer of QuadraFNX Mining Inc. Previously at Quadra FNX and FNX Mining Company Inc., she held many senior roles in a wide range of disciplines including operations, technical services, corporate development and exploration. She has served on the boards of a number of private companies in mining and technology, not for profit and government advisory boards. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018), is the 2020 recipient of the Acadia University Distinguished Alumni Award, and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000). Ms. Farrow also serves on the boards of Franco-Nevada Corporation, Centamin PLC and Aclara Resources Inc.

Independent director since April 2020	Resides Ontario, Canada	Age 59

Areas of Expertise Mining industry Geology Technical Finance Compensation Human capital matters Corporate governance Sustainability
Education
B.Sc. (Hons.),
Mount Allison University
M.Sc., Acadia University
Ph.D., Carleton University
Current Occupation
President, FarExGeoMine Ltd.
Other Directorships
Franco-Nevada Corporation
Centamin PLC
Aclara Resources Inc.

Accreditations
and Memberships
Professional Geoscientists
Ontario (PGeo)
Institute of Corporate Directors
(ICD.D)
Society of Economic Geologists
Canadian Institute of Mining,
Metallurgy & Petroleum
Prospectors & Developers
Association of Canada

BOARD AND COMMITTEE MEMBERSHIP

	2023 Meeting attendance	2023 Meetings attended (%)
Board of Directors	16 of 16	100
Compensation Committee	8 of 8	100
Technical Committee	6 of 6	100
Sustainability Committee	4 of 4	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$500,000	$519,629	Yes
Note:
(1)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on director equity ownership, see page 61.

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GOVERNANCE

Judith Mosely
Ms. Mosely was appointed to the Board of Directors in September 2020. She has over 20 years of experience in the mining and metals sector, and most recently, held the position of Business Development Director for Rand Merchant Bank in London, with responsibility for developing the bank’s African business with international mining and metals companies. Prior to that, Ms. Mosely headed the mining finance team at Société Générale in London. Ms. Mosely holds a master’s degree in sustainability leadership from the University of Cambridge where her research focused on decarbonization in the gold mining industry. She also holds a diploma in business administration from the University of Warwick and a Master of Arts degree in modern languages from the University of Oxford. She serves on the boards of Galiano Gold Inc., BlackRock World Mining Trust plc and Women in Mining (U.K.).

Independent director since September 2020	Resides London, United Kingdom	Age 59

Areas of Expertise Mining industry Sustainability Climate Finance Investment banking Mergers & acquisitions	Education Master of Studies in Sustainability Leadership, University of Cambridge Diploma, Business Administration, University of Warwick M.A., University of Oxford Current Occupation Corporate director	Other Directorships BlackRock World Mining Trust plc Galiano Gold Inc. Accreditations and Memberships ESG Competent Boards Certificate and Designation (GCB.D)

BOARD AND COMMITTEE MEMBERSHIP

	2023 Meeting attendance	2023 Meetings attended (%)
Board of Directors	16 of 16	100
Audit Committee	5 of 5	100
Sustainability Committee	4 of 4	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement(2)
5 x annual retainer	$500,000	$390,629	On track

Notes:
(1)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on director equity ownership, see page 61.
(2)Ms. Mosely is on track to meet the ownership requirement and she has until January 2027 to meet her ownership requirement.

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GOVERNANCE

Steven Reid
Mr. Reid was appointed as Chair of the Board on January 1, 2021. Mr. Reid was first elected to the Board of Directors in May 2013. He has over 45 years of experience in the mineral resource industry. Prior to his retirement, he was the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from 2007 to September 2012. Before joining Goldcorp, Mr. Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He holds a B.Sc. in mineral engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. Mr. Reid is a member of AusIMM, CIM and the Society of Mining Engineers of A.I.M.E. (USA), and has the designation ICD.D from the Institute of Corporate Directors. Mr. Reid also serves on the board of directors of Gold Fields Limited as Lead Independent Director.

Independent director since May 2013	Resides Alberta, Canada	Age 68

Areas of Expertise Mining industry Technical Mining engineering Sustainability Compensation Human capital matters Mergers & acquisitions	Education TRIUM Global Executive MBA B.Sc., Mineral Engineering, South Australian Institute of Technology Current Occupation Corporate director	Other Directorships Gold Fields Limited Accreditations and Memberships Fellow, AusIMM Member, CIM Member, Society of Mining Engineers of A.I.M.E. (USA) Institute of Corporate Directors (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2023 Meeting attendance	2023 Meetings attended (%)
Board of Directors	16 of 16	100
Compensation Committee	8 of 8	100
Technical Committee	6 of 6	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$1,000,000	$2,593,136	Yes

Note: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on director equity ownership, see page 61.

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GOVERNANCE

Stephen Walker
Mr. Walker was elected to the Board of Directors in June 2022. He has over 37 years of experience in capital markets and the mineral resource industry. Prior to his retirement, he held varying roles in his
20 years with the Royal Bank, including Managing Director and Head of Global Mining Research from 2007 to 2020, Director of Canadian Equity Research from 2004 to 2006, and initially as a mining analyst.
Mr. Walker also worked as a mining analyst for Richardson Greenshields and then Gordon Capital. Prior to working in the banking industry, Mr. Walker worked for 11 years as a geologist with Noranda Mines and Hemlo Gold in Canada. He holds a B.Sc., Geology, from Dalhousie University, an M.Sc., Geology, from the University of Western Ontario, and an MBA from Queen’s University. Mr. Walker is a member of the CFA Institute and the Canadian Institute of Mining and Metallurgy. He is currently on the Skycatch Inc. advisory board as a Capital Markets Mining Consultant, and holds an ICD.D designation.

Independent director since June 2022	Resides Ontario, Canada	Age 68

Areas of Expertise Mining industry Sustainability Compensation Human capital matters Investment banking Corporate finance Geology Mergers & acquisitions	Education MBA, Queen’s University M.Sc., Geology, University of Western Ontario B.Sc., Geology, Dalhousie University Current Occupation Corporate director	Other Directorships None Accreditations and Memberships Member, CFA Institute Prospectors & Developers Association Canada Society for Mining, Metallurgy & Exploration Institute of Corporate Directors (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2023 Meeting attendance	2023 Meetings attended (%)
Board of Directors	16 of 16	100
Audit Committee	5 of 5	100
Technical Committee	6 of 6	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement(2)
5 x annual retainer	$500,000	$416,945	On track

Notes:
(1)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on director equity ownership, see page 61.
(2)Mr. Walker is on track to meet the ownership requirement and he has until June 2027 to meet his ownership requirement.

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GOVERNANCE

John Webster
Mr. Webster was appointed to the Board of Directors in January 2015. He spent over 30 years with PriceWaterhouseCoopers LLP (“PWC”) until his retirement in June 2014. His roles included eight years as Managing Partner in British Columbia, three years as Assurance Leader in Romania and Southeast Europe, and as leader of the firm’s Mining Practice in Canada. He has extensive experience as an audit partner, and has provided advice to both venture capital and listed clients on large, complex transactions. Mr. Webster holds a B.A. (Hons.) in economic and social history from the University of Kent, and is a member of the Institute of Chartered Accountants in England and Wales. He is both a Fellow (2002) and a member of the Chartered Professional Accountants of British Columbia (1983). Mr. Webster also serves as the Chair of the board of Euro Manganese Inc.

Independent director since January 2015	Resides British Columbia, Canada	Age 69

Areas of Expertise Human capital matters Mining industry Accounting Audit Corporate finance Mergers & acquisitions Corporate governance Compliance	Education B.A. (Hons.), University of Kent at Canterbury Current Occupation Corporate director Other Directorships Euro Manganese Inc.	Accreditations and Memberships ACA, Institute of Chartered Accountants in England and Wales FCPA and FCA, Chartered Professional Accountants of British Columbia Accredited Director (Acc. Dir., ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2023 Meeting attendance	2023 Meetings attended (%)
Board of Directors	16 of 16	100
Audit Committee	5 of 5	100
CGNC	5 of 5	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 × annual retainer	$500,000	$1,602,328	Yes

Note: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on director equity ownership, see page 61.

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GOVERNANCE
Meeting Attendance
Directors attended 99% of our Board meetings and 100% of our committee meetings in 2023; all eight of our directors that have been nominated for election were elected by shareholders at the 2023 Annual Meeting.
Meeting In-camera
The Board and each of the committees meet without management and non-independent directors present (in-camera). In 2023, the Board held in-camera sessions at each of its 16 scheduled meetings. The Audit Committee and Corporate Governance and Nominating Committee (“CGNC”) met five times, the Sustainability Committee met four times, the Compensation Committee met eight times and the Technical Committee met six times.
2023 Board and Committee Meeting Attendance

Committee meetings
Director	Board meeting	Audit	Compensation	CGNC	Sustainability	Technical
Carissa Browning(1)	15 of 16			5 of 5	4 of 4
George Burns	16 of 16
Teresa Conway(2)	16 of 16	5 of 5	8 of 8
Catharine Farrow(2)	16 of 16		8 of 8		4 of 4	6 of 6
Pamela Gibson(2)	16 of 16		8 of 8	5 of 5	4 of 4
Judith Mosely(2)	16 of 16	5 of 5			4 of 4
Steven Reid	16 of 16		8 of 8			6 of 6
Stephen Walker	16 of 16	5 of 5				6 of 6
John Webster(2)	16 of 16	5 of 5		5 of 5
Notes:
(1)Ms. Carissa Browning was appointed Chair of the CGNC effective January 1, 2024. Ms. Browning attended all of the regularly scheduled Board meetings and provided advance notice to the Chair of her inability to attend an unscheduled meeting.
(2)The following directors served as committee Chairs in 2023:
•Ms. Conway – Chair of the Compensation Committee
•Ms. Farrow – Chair of the Technical Committee
•Ms. Gibson – Chair of the CGNC
•Ms. Mosely – Chair of the Sustainability Committee
•Mr. Webster – Chair of the Audit Committee

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GOVERNANCE
Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Area	Director
Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?
None
Bankruptcy – Has any director, within the last 10 years,
•Personally, or
•Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity):
become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or the assets of the nominated director?
None
Penalties and sanctions – Has any director or proposed director been subject to:
(a)Any penalties or sanctions imposed by a court, securities regulatory authority, or entered into a settlement agreement with any securities regulatory authority, or
(b)Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director, since December 31, 2000?
None
Loans to Directors and Officers
We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.
Directors’ and Officers’ Liability Insurance
We maintain insurance policies with regards to directors’ and officers’ liability. These policies have an annual limit of
USD$120 million, and provide coverage for costs incurred to defend and settle claims against our directors and officers.
We paid premiums of USD$1,541,500 for the period November 1, 2023 to October 31, 2024. The policies have a deductible of USD$1,500,000 and are renewed annually.
Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

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GOVERNANCE
Environmental, Social and Governance
Eldorado is committed to integrating sustainability into our daily actions to help create long-term value for our shareholders and the communities where we operate. We are dedicated to the highest safety and environmental standards, establishing and maintaining good relationships with host communities and governments, and creating meaningful and lasting benefits for the people whose lives our operations touch. The information below highlights our environmental, social and governance program and policies, and environmental, social and governance initiatives. For more information on our approach, please see our Sustainability Report on our website (sustainability.eldoradogold.com).
Sustainability
We are committed to building “sustainability from the ground up,” which means we consider sustainability in everything we do, from exploration to closure to our relationships with customers, communities, investors and other stakeholders, and share this responsibility from mine site employees to our Board and executive team. Our Company values of collaboration, courage, integrity, drive and agility provide a meaningful foundation to this approach and form the basis of our sustainability framework. Our framework is supported by our management system, consisting of a suite of sustainability policies, our Sustainability Integrated Management System (“SIMS”), and site-level guidance and procedures.

Our Vision

Our Sustainability Framework

We will incorporate sustainability from the ground up to deliver on our commitments of safe, inclusive and innovative operations, engaged and prosperous communities, responsibly produced products, and healthy natural environments.

Our People

Our Values

Our Strengths

Our Stakeholders

Our Commitments

Safe, inclusive and innovative operations

Fostering safe and inclusive workplaces that value diversity, personal growth and innovation

Engaged and prosperous communities

Working with our communities in a spirit of mutual respect to grow local economies and deliver lasting opportunities

Responsibly produced products

Demonstrating respect for human rights and delivering conflict-free, responsibly produced gold

Healthy environment now and for the future

Taking care of our environment through industry-leading practices and technology

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GOVERNANCE
Sustainability Governance
Highlights from 2023 include:
•Eldorado successfully completed its second-ever SIMS Compliance Verification at the Kassandra Mines in 2023, covering social, occupational health and safety, environment, security, and general sustainability standards. The Olympias mine achieved externally verified MAC-TSM results of AAA in the areas of Biodiversity Conservation Management and Tailings Management, and Eldorado received independent assurance of full conformance with the WGC RGMP Year 3 requirements
•56% of our Board of Directors are women including 10% representation from other designated groups beyond women, exceeding our aspirational target of exceeding at least 40% from designated groups
•Hellas Gold Single Member S.A. was named one of “The Most Sustainable Companies in Greece 2023”
Eldorado has a full suite of sustainability policies, covering health and safety, environment, social performance and human rights. These policies are in line with our internal commitments in SIMS and embody the commitments in our sustainability framework more formally.
The policies address key obligations to external standards and recognized best practices, including Responsible Gold Mining Principles, Towards Sustainable Mining, International Organization for Standardization, United Nations Global Compact and more. We review our policies annually, as per SIMS. Our approach involves concepts such as:
Health and safety: Building a stronger culture of safety through empowerment and proactive risk management and collaboration, while remaining focused on measurable and continuous improvement
Environment: Implementing a climate change strategy, exploring low-carbon technologies and renewables, and establishing environmental objectives and targets for continuous improvement
Human rights: Respecting all human rights and not causing or contributing to human rights abuses or conflict through our operations and supply chains by undertaking a risk-based approach, with specific focus on vulnerable populations
Social performance: Managing our social impacts through engagement and a risk-based approach, seeking to avoid or mitigate adverse impacts and provide meaningful benefits to local communities
The policies can be read in full on our website (www.eldoradogold.com/about-us/governance/).

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GOVERNANCE
Sustainability Highlights Timeline

2023

•Second SIMS Compliance Verification at the Kassandra Mines, with independent assurance of full conformance with the WGC RGMP Year 3 requirements and external verification of MAC-TSM performance results

•Eldorado adopts a Supplier Code of Conduct
•Eldorado details its GHG Emissions Target Achievement Pathway as part of its Climate Change Strategy

2022
•Eldorado is named one of the Best 50 Corporate Citizens in Canada by Corporate Knights
•Undergoes its first internal SIMS Compliance Audit with independent assurance at the Lamaque mine, which includes first TSM external verification

2021
•Publishes its Year 1 Responsible Gold Mining Principles Report
•Adopts a Social Performance Policy
•Formally begins to implement Voluntary Principles on Security and Human Rights across all operating mines

•Launches its Climate Change Strategy and announces its inaugural GHG emissions target published in its first Task Force on Climate-related Financial Disclosures (“TCFD”) aligned Climate Change & GHG Emissions Report

•Establishes an Independent Tailings Review Board

2020
Develops its global sustainability framework and SIMS

2019
Aligns its annual Sustainability Report with Sustainability Accounting Standards Board (“SASB”): Metals and Mining Standard

2016
•Adopts a Human Rights Policy
•Becomes signatory to the United Nations Global Compact

2013
Adopts the World Gold Council’s Conflict-Free Gold Standard and publishes its first Conflict-Free Gold Report

2012
•Publishes first annual Global Reporting Initiative (“GRI”) aligned Sustainability Report for 2011
•Begins participating in the Carbon Disclosure Project (“CDP”)
•Becomes signatory to the International Cyanide Management Code

2011
Adopts an Environmental Policy and a Health and Safety Policy

2004
Implements Code of Ethics and Business Conduct

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GOVERNANCE
Social

Communities
We strive to create social and economic capital through all of our community programs. Investing in the future of our communities is core to our belief that mining can help to enrich lives and build vibrant communities.
Examples of contributions made over the course of 2023 are noted below:
Community Investment Highlights

Kışladağ, Türkiye	Efemçukuru, Türkiye

•Continued contributions toward improved quality of education through provision of school materials, maintenance of critical community infrastructure, such as water supply lines to local villages, and promotion of cultural heritage through traditional festivals in the towns of Eşme and Ulubey
•Implemented its Women Entrepreneur Vision Program, in partnership with Women-Friendly Brands, which aims to support local communities, particularly members of the Eşme Women Entrepreneur Cooperative, with educational and entrepreneurial opportunities. In 2023, the program helped deliver entrepreneurial mentorship, support in seeking grants and financial incentives for cooperatives, and trainings on key topics, such as financial literacy, e-commerce and digital marketing

•Continued implementation of the Productive Women, Strong Futures project, which aims to address historical socio-economic barriers and foster opportunities for local women through education and entrepreneurship. In 2023, the project focused on upstarting beekeeping businesses, with the involvement of 25 female entrepreneurs

Lamaque, Canada	Kassandra Mines, Greece

•Sponsorship toward the construction of the Institute of Mining and Environmental Research pavilion of the l’Université du Québec en Abitibi-Témiscamingue Foundation
•Supported the Maison de la Famille de Val-d’Or to acquire a new property and to improve services offered to families, including newcomers
•Composting project in partnership with the
Vallée-de-l’Or regional county municipality to purchase local compost to rehabilitate the mine’s tailings facilities

•Continued support for long-term partnerships, including the EduAct program to deliver STEM workshops across local communities and wildfire monitoring by the Aero-Club of Thessaloniki
•Funding provided for historically significant studies, including the establishment of a Alexis Zorbas House museum in Paleochori and additions to Aristotle Park in the ancient village of Stagira

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GOVERNANCE
Human Capital Management
The Board believes that attracting, developing and retaining diverse talent globally is vital to Eldorado’s long-term success. The Board, through various committees, and notably the CGNC and Compensation committees, is responsible for oversight of human capital management (“HCM”) as illustrated below.
Executive Succession Planning
HCM strategies are discussed and monitored quarterly with in-depth discussions on executive succession management annually. Executive succession planning forms an important component of HCM, and our Board views ensuring we have the appropriate management in place to execute our long-term strategy as one of our most important responsibilities. The Company has a formal development and succession plan for senior management positions in place, and it is reviewed on an ongoing basis, and at least annually, by the full Board.
The formal succession plan is reviewed in detail and includes:
•Profiling candidate assessments, considering both external and internal candidates
•Processing and timeline, including candidate readiness: ready now, ready in one year, ready in three to five years, ready in over five years
•Emergency designates for each of the senior executives
•Succession development planning for the CEO and senior executives
•Leadership pipeline and development for the next generation of leadership
•Diversity, equity, and inclusion initiatives, and how we can increase representation from among other designated groups as defined in our Diversity Policy
In April, July, and October 2023, the Board met to review the executive succession plan for the CEO and other senior management positions.

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GOVERNANCE
Diversity, Inclusion and Employee Engagement
We believe diverse and inclusive boards and teams are a source of competitive advantage. Decisions about people – including who to hire or promote or which entities to partner with – are among the most critical business decisions we make. These decisions involve finding people and partners with the necessary skills, knowledge, experiences, and other attributes required for the work ahead. In mining, those skill sets are often very specialized, so cognitive diversity is paramount to achieve our vision to build a sustainable, high-quality business in the gold sector.
Because a culture of inclusion starts with the tone at the top, our leadership model, known as Valuable Leadership, is designed with inclusive leadership at its foundation. Through this model and various development modules made available on-demand to our global leadership team, we emphasize the principles of building psychological safety among teams, encouraging worker voice, mitigating unconscious bias in decision-making, and fostering a growth-mindset philosophy among teams. Our site teams build on this foundation, incorporating similar principles and techniques in their local leadership development offerings.

Other Key Human Capital Initiatives in 2023
•Completed a global Employee Engagement survey
•Executing on our inclusive-diversity roadmaps
•Completed a Health & Safety Perception Survey
•Fostered a strategic partnership to advance representation of women in the procurement function
•Conducted gender pay-equity reviews using best-in-class third-party analytic software to identify any unintended and systemic bias in our compensation processes

As We Move into 2024,
Momentum Will Continue
•Embed MAC TSM Equitable, Diverse & Inclusive Workplaces and Safe, Healthy, and Respectful Workplace protocols within SIMS
•Complete a Global Inclusion Survey, measuring trending relative to 2021/2022 baseline surveys
•Continue initiatives focused on improving worker voice, respect, and belonging through site-specific initiatives

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GOVERNANCE
Key Diversity Milestones

2023
Our Diversity Policy included aspirational targets for year end 2023 and, as such, was updated at the end of the year. The new Diversity Policy ensures that the CGNC, which is responsible for recommending director nominees to the Board, will continue to consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest-quality directors, the CGNC considers identity diversity and cognitive diversity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience.

As unconscious bias can adversely impact members of other designated groups in the selection process, we endeavour to mitigate bias by:
• Directing third-party recruiters to include at least 50% of candidates from the designated groups, and use blind recruitment techniques
• Ensuring the shortlist to be interviewed includes a balanced number of candidates representing members of designated groups
As part of our Board renewal process and senior management succession planning, our Board of Directors and senior management:
• Survey the Board and senior management team to self-identify among one (or more) of the designated groups
• Review the number of individuals in designated groups on the Board and in senior management positions
• Consider opportunities to enhance diversity from designated groups at the Board and senior management levels aligned with our Diversity Policy

Updated our Diversity Policy for 2024 to reflect intention to maintain at least 30% women and at least 10% from other designated groups (beyond women), for a combined aspirational target of at least 40% from one or more designated groups

2022
•56% of our Board of Directors represented by women
•11% of our Board of Directors represented by other designated groups
•Aspirational target achieved on our Board (5 of 9, or 56%, represent one or more designated groups)

2021
Updated Diversity Policy to reflect representatives of designated groups including women, Indigenous peoples, people with disabilities, visible minorities and the LGBTQIA2S+ community

2020
Gender parity at the Board level is achieved

2019
30% Club Canada target incorporated into Diversity Policy

2018
•First Diversity Policy
•Eldorado joins 30% Club Canada signalling its intention to achieve better gender representation at the Board and senior management levels
•Second female director joins the Board

2014
First female director appointed to the Board

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GOVERNANCE
Our Diversity Targets
Our Board and senior managements(1) Diversity Policy can be found in the Governance section on our website (www.eldoradogold.com). The policy includes provision for aspirational targets intended to enhance representation from traditionally marginalized groups, known as “designated groups”, which includes women, Indigenous people (First Nations, Inuit and Métis), visible minorities, persons with disabilities, and persons in the LGBTQIA2S+ community. The key targets in the Diversity Policy are:
Women
•A minimum of 30% women directors on our Board of Directors
•A minimum of 30% women on our senior management team
Other Designated Groups(2)
•At least an additional 10% of directors on our Board of Directors be represented by one or more designated groups (beyond women)
•At least an additional 10% of our senior management team be represented by one or more designated groups (beyond women)
The targets for each of the Board of Directors and senior management are designed to foster representation of at least 40% from designated groups on each of our Board of Directors and senior management team.

Representation per self-disclosure as of April 12, 2024
	Board of Directors	Senior management
Total people	9	18
Women
Target	Maintain at least 30%	Maintain at least 30%
Timeframe	Ongoing	Ongoing
Actual	5 (56%)	5 (28%)
Status	Currently met	Not currently met
Other designated groups(2)
Combined target	At least 10%	At least 10%
Timeframe	Ongoing	Ongoing
Indigenous people (First Nations, Inuit and Métis)	1 (11%)	1 (5.5%)
Visible minorities(3)	0 (0%)	1 (5.5%)
Persons with disabilities(4)	0 (0%)	0 (0%)
LGBTQIA2S+	0 (0%)	3 (17%)
Combined status	Currently met (1/9 or 11%)	Currently met
Total representation in (one or more) designated groups
Target	At least 40%	At least 40%
Timeframe	Ongoing	Ongoing
Actual	5 (56%)	5 (28%)
Status	Currently met	Not yet met
We currently do not meet certain targets due to the recent departures from our senior management team. We remain committed to our goal of increasing diverse representation on both our Board and our senior management team by continuing to identify and ultimately select candidates on the basis of merit and who also put us in a position to meet our targets.
Notes:
(1)Senior management includes the President & CEO, Executive Vice Presidents, Senior Vice Presidents, and Vice Presidents.
(2)Given the size of our Board and senior management group, we have not set individual targets for each of the sub-categories under the “Other designated groups”, but have set an overall percentage of 10% from “Other designated groups” for each member of the Board and senior management.
(3)Persons, other than aboriginal peoples (as defined in the Employment Equity Act), who are non-Caucasian in race or non-white in colour.
(4)Persons who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment and who (i) consider themselves to be disadvantaged in employment by reason of that impairment, or (ii) believe that an employer or potential employer is likely to consider them to be disadvantaged in employment by reason of that impairment.

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GOVERNANCE
Governance
Governance is an integral part of our overall ESG strategy, which the Board, together with the CGNC, oversees. We recognize the value of good governance practices, are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.
We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX as well as with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC. In 2023, we completed a regularly scheduled review of our Corporate Governance Guidelines and made minor amendments.
As a foreign private issuer, we follow home-country practices in lieu of certain provisions of the NYSE and SEC. The ways in which our corporate governance practices as a foreign private issuer differ from those followed by domestic companies are disclosed on our website (www.eldoradogold.com/about-us/governance).
In 2023, we continued our focus on the following key governance areas:
•Executive succession planning
•A commitment to diversity and inclusion
•A review of our compliance policies and the addition of our Gifts and Entertainment Procedures
Our Code of Ethics and Business Conduct (the “Code”) was also updated, and can be found on our website (www.eldoradogold.com). For further information on these items, please refer to the sections below.
Ethical Business Conduct
Our Code is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code.
The Code addresses the following key areas:
•Promoting a workplace that is free from discrimination and harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors
•Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
•Protecting and properly using our corporate assets
•Keeping our corporate information confidential and providing for securities-trading restrictions in appropriate circumstances
•Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
•Complying with laws, rules and regulations
•Reporting any illegal or unethical behaviour without fear of retaliation
Directors, officers, employees and contractors must read the Code when they join the Board or start working for us.
The Code is reviewed annually and updated to provide continued compliance with our business principles, which form the foundation of how we do business everywhere we operate.
The Code is posted in all of our offices and operations. It is also available on our website (www.eldoradogold.com), the SEDAR+ website (www.sedarplus.com) and by contacting our Corporate Secretary.
We also conduct training on our Code across the Company and have built out a compliance function with resources at all of our sites and in each of our jurisdictions of operation.
The Board monitors compliance with the Code. Quarterly reports are provided to the Audit Committee on activities related to any whistleblower reports while the CGNC receives regular updates on compliance training for employees. Each director and officer is required to review the Code and sign off annually to confirm that they understand the Code and have complied with it. In addition, in 2023, we created a new compliance certificate that employees are required to review and sign (with any required disclosures) upon commencement of employment. The Board has not granted any waivers of the Code and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code. Our independent Board members will also consider any transactions or agreements in which a director or officer of Eldorado has a material interest. The independent Board members will review and approve all such transactions.

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GOVERNANCE
Whistleblower Policy
As part of the Code, we adopted a Whistleblower Policy, so that any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal behaviour that violates laws, government regulations or our Code.
Reports can be made anonymously over our whistleblower hotline to:
EthicsPoint
www.eldorado.ethicspoint.com (Click “File a new report”)
t: 1 866 384 4277
Chair of the Audit Committee
John Webster
c/o 550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
e: john.webster@eldoradogold.com
Executive Vice President, General Counsel and Chief Compliance Officer
Frank Herbert
550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
t:+ 1 604 601 6692
e: frank.herbert@eldoradogold.com
All reports are reviewed immediately and taken seriously by the Chair of the Audit Committee and the members of our Legal and Compliance team. They will discuss the report and determine an appropriate action, which can include an internal or external investigation, and the appropriate response, which can include implementing corrective action and preventative measures as necessary.
Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee, Executive Vice President, General Counsel and Chief Compliance Officer, and the Company’s Internal Auditor for appropriate follow-up.
The whistleblower hotline is tested periodically as part of Eldorado’s internal control procedures.
If a reporter is acting in good faith in reporting any violations of the Code to the Company, we will not condone any retaliation against the reporter.

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GOVERNANCE
Anti-Bribery and Corruption Policy
Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an Anti-Bribery and Corruption Policy (“ABC Policy”) designed to provide guidance, training and tools to Eldorado’s directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate and report.
The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence them through bribery in any form, and it prohibits any Eldorado party from accepting any such bribe in order to provide an improper advantage.
We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we operate.
Directors and officers must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.
We also conduct training on our ABC Policy across the Company and have built out a compliance function with resources at all of our sites and in each of our jurisdictions of operation.
In 2023, we completed our regularly scheduled review of the ABC Policy. In early 2024, we implemented a new Gifts and Entertainment Procedures for our corporate offices.
A copy of our ABC Policy is available on our website (www.eldoradogold.com).
Insider Trading Policy
Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company’s securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.
In 2023, we completed our regularly scheduled review of the Insider Trading Policy. Minor amendments were made to align with industry standards and best practices.
Anti-Hedging
The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy. A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

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About the Board
Our Board of Directors oversees management which is in turn responsible for the day-to-day conduct of our business.
The Board is responsible for acting in good faith in the Company’s best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the Canada Business Corporations Act (“CBCA”), our articles and our by-laws, and any other relevant legislation and regulations governing our business.
The Board will carry out this responsibility purposefully in accordance with (i) the Company’s vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations; (ii) the Company’s corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence, and Financial Strength and Returns; and (iii) the Company’s global sustainability framework for responsible mining that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.
Duties and Responsibilities
The Board works with management throughout the strategic planning process to establish long-term goals, and is responsible for monitoring our progress in achieving our corporate strategy.
We have a highly engaged Board that takes an active role in:
•Assessing and monitoring internal systems for managing the risks inherent in our business
•Overseeing the establishment of our standards of ethics, risk management, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting
•Overseeing our culture, practices and procedures on health and safety
•Overseeing our ESG strategy including initiatives, practices and procedures relating to the environment, community relations and HCM, and governance
The Board has adopted written Terms of Reference that describe its responsibility for stewardship, including:
•Being satisfied with the integrity of the CEO and other executive officers and their effort in creating a culture of integrity throughout the organization
•Adopting a strategic planning process and approving the strategic plan at least once a year, including addressing the opportunities and risks of our business, among other things
•Identifying the principal risks of our business and overseeing the implementation of appropriate systems for managing these risks
•Overseeing our succession planning, including appointing and monitoring the development of senior management
•Overseeing our internal control and management information systems
•Overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for the Company
•Overseeing the development of a process for receiving feedback from shareholders and holders of other securities
•Adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance
What We Expect of Our Directors
When elected to our Board, we expect our directors to commit their time and expertise, act with integrity, and be good collaborators for the benefit of the Company and its stakeholders.
Directors are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the Terms of Reference and the Code.
Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director, and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado’s activities and building relationships with senior management.

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GOVERNANCE
Position Descriptions
The Board has developed Terms of Reference for the Chair of the Board and its committees. These Terms of Reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.
The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the President & CEO performance evaluation.
The Board’s Terms of Reference, as attached in Schedule A: Terms of Reference for the Board on page 118, together with the Terms of Reference for the Chair of the Board and of our five standing Board committees are available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.
In 2023 and early 2024, we completed our regularly scheduled review of the Terms of Reference for the Chair, the Board and the various committees. The Board approved minor amendments as recommended by that review.
Director Independence
The Board considers a director “independent” if they have no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgement in accordance with National Instrument 58-101 and the independence requirements of the NYSE, and as recommended by Institutional Shareholder Services (“ISS”) and Glass Lewis.
The CGNC considers the relationship of the Company to each of the directors and has determined that seven of the eight director nominees are independent. Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position as President & CEO.
Independent Chair and Board Committees
The Chair of the Board is independent. Our five standing Board committees consist entirely of independent directors.
Director Succession Planning and Board Renewal
The Board has a proactive and robust succession-planning process for directors. The CGNC is responsible for identifying and recommending director candidates for election to the Board at each annual meeting or to fill vacancies on the Board. Director candidates are assessed on their individual qualifications, experience, diversity and expertise as well as their integrity, professionalism, values and independent judgement.
The CGNC uses a matrix to identify areas the Board feels are necessary in fulfilling its duties and responsibilities in overseeing our strategic direction, management and the Company’s affairs. This skills matrix is updated regularly, reviewed annually, and used as a reference tool for continual assessment. The current skills matrix for our director nominees is detailed on page 42.
As part of its director succession planning, the CGNC:
•Sets aside time at regularly scheduled meetings to discuss the Board’s current mix of skills, experience and competencies to help identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board
•Engages an independent third party to assist with identifying individuals they consider candidates for election to the Board who meet the established criteria and who have sufficient time available to devote to Eldorado’s affairs (see page 44 for information on overboarding). In line with our Diversity Policy, third-party recruiters are directed to include at least 50% of their candidates comprised from designated groups and to incorporate blind-recruitment techniques, where possible
•CGNC then proposes a short list of director candidates for consideration
•Potential nominees then undergo an interview and approval process managed by the CGNC. All directors and executive officers have the opportunity to participate in the interview process
•CGNC puts forward the final list of director nominees for Board approval

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GOVERNANCE
Director Nomination Review Process
The chart below summarizes our annual review process undertaken in nominating director candidates.
As part of Board succession planning, Ms. Gibson will not be standing for re-election at our 2024 AGM. The Board undertook an in-depth review of the current skills and competencies of the Board mid-year and determined that no further director nominees would be put forward at our 2024 AGM and the Board would be reduced to eight members. As a result of this change, the Board will further consider the appropriate recomposition of the standing committees following our 2024 AGM.
Seven of our director nominees (as noted below) were elected or appointed within the last 10 years.

•Steven Reid, May 2013
•John Webster, January 2015
•George Burns, April 2017
•Teresa Conway, June 2018
•Catharine Farrow, April 2020
•Judith Mosely, September 2020
•Carissa Browning, January 2022
•Stephen Walker, June 2022
Over 71% of our independent director nominees have tenure of nine years or less, with average tenure of five years.
For details of our independence review of long-standing directors, please see page 45.

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GOVERNANCE
Director Nominee Skills Matrix

	Carissa Browning	George Burns	Teresa Conway	Catharine Farrow	Judith Mosely	Steven Reid	Stephen Walker	John Webster

Relevant industry skills
Mining industry		✓		✓	✓	✓	✓	✓
Sustainability	✓	✓	✓	✓	✓	✓	✓
Decarbonization and Climate Change					✓
Engineering		✓				✓
Geology				✓			✓

General business skills
Accounting			✓					✓
Compensation			✓	✓		✓	✓
Human capital matters	✓		✓	✓		✓	✓	✓
Corporate governance/ Compliance	✓		✓	✓				✓
Finance			✓	✓	✓		✓	✓
Investment banking	✓				✓		✓
Legal	✓
Mergers & acquisitions	✓	✓		✓	✓	✓	✓	✓

Diversity profile
Location	Canada	Canada	Canada	Canada	U.K.	Canada	Canada	Canada
Age	50	64	66	59	59	68	68	69
Gender	F	M	F	F	F	M	M	M
Tenure (years)	2	7	5	3	3	10	1	9

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GOVERNANCE
Board Evaluation and Assessments of Individual Directors
As part of our Board-evaluation process, the CGNC, which is responsible for the review and recommendation to the Board regarding the appropriate methodology of the assessment, engages a third-party advisor to externally facilitate an independent in-depth evaluation of the Board and its committees. We have engaged Tekara Organizational Effectiveness Inc. (“Tekara”) to facilitate this process on behalf of the Board, with the goal of enhancing its effectiveness as a Board and with senior management. This enhanced Board-evaluation process follows a two-year cycle as outlined below. In 2023, we undertook Board and committee evaluations.
The first part of the process consisted of interviews with individual Board directors. Interviews explored the Board then each committee. This qualitative feedback provided examples and experiences to be shared along with their expectations and recommendations. The performance of Board and committee Chairs was also sought.
The second part consisted of a short, focused questionnaire, which was administered to benchmark and inform the progress from 2022.
Upon completion, the data and feedback from the directors and senior management were reviewed, analyzed and summarized in a written report. The report was then reviewed with the Board Chair and the Chair of the CGNC prior to being shared with the Board as well as each committee Chair.
An interactive Board and management workshop session was held in December and facilitated by Tekara with six mixed groups of directors and management discussing topics that emerged from the board evaluation process focused on improving team dynamics and dialogue. Further sessions among the directors, as well as with management, will be held during 2024 to follow up on those discussions, set priorities and make continuous improvement adjustments. The annual board evaluation process will continue to be administered externally.
Additionally, internal evaluations were held for each committee to ensure that committee meetings and practices are effective and that each committee fulfilled its responsibilities under their respective Terms of Reference.

This Board-evaluation process will continue to be administered externally and as outlined above.

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GOVERNANCE

Feedback Incorporated over the Past Four Years
•Board working group reviewed and implemented enhancements to the Board processes and communication with senior management
•Conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes and expertise preferred for future Board nominees. This led to the addition of four new directors with diverse skills and backgrounds

•Rotated committee Chairs, with Ms. Conway chairing the Compensation Committee, Ms. Mosely chairing the Sustainability Committee, Ms. Farrow chairing the Technical Committee and Ms. Browning chairing the CGNC
•Strengthened Board oversight on:
•Strategic planning
•Enterprise Risk Management (“ERM”) at the operational and corporate levels
•Cybersecurity
•Crisis management
•Sustainability

Overboarding: Serving on Other Boards
Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 18 for information on each director.
A director must notify the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director will be notified of the assessment results.
Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director’s service on other non-public company boards or other organizations when evaluating the suitability of director nominees and making recommendations to Company shareholders for election.
Our Corporate Governance Guidelines mandate that without written approval from the Chair of the Board:
(i)No director may serve on more than four public company boards (including the Company’s Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company’s Audit Committee)
(ii)No director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where they serve as CEO)
Further, any Audit Committee member’s service on over three public company audit committees will be subject to the Board’s determination and written approval that the member is able to effectively serve on the Company’s Audit Committee. This determination will be disclosed in the Company’s Management Proxy Circular.
None of our directors is considered overboarded.
Term Limits
The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company’s history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through a robust evaluation and board-renewal process described in our Corporate Governance Guidelines and our Diversity Policy.

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GOVERNANCE
Independence Review of Long-standing Directors (over nine Years)
While we believe our long-standing directors add value, having independent directors is an essential requirement of effective corporate governance. If an independent director is nominated to serve beyond nine years, the Board will undertake a formal review to evaluate that director’s continued independence as defined under the applicable TSX and NYSE criteria, and consider other relevant facts and circumstances. The independence determination will be disclosed in the Company’s Circular.
Two of our director nominees, Mr. Steven Reid and Mr. John Webster, have served on our Board for ten and nine years respectively. In accordance with our Corporate Governance Guidelines, the Board undertook a review to make a determination on their continued independent status. While both Mr. Reid and Mr. Webster continue to meet the independence requirements under the applicable TSX and NYSE criteria, the Board also considered other factors, including:
•The overlap and interaction with management, which can lead to more cohesiveness between independent directors and management, resulting in agreement and consensus, which may prevent independent directors from critically challenging management; and
•The relevance of Mr. Reid’s extensive technical mining expertise, Mr. Webster’s financial expertise and their experience across a broad range of corporate transactions, which enable them to critically assess and challenge management and the Board in these key areas.
As a result, the Board has determined that it considers both Mr. Reid and Mr. Webster as independent directors. None of our other director nominees for consideration at the 2024 Annual Meeting have served more than nine years.
Retirement Age
Our Board has established a retirement threshold for directors, which is at the end of the annual meeting following their 73rd birthday. The Board, however, has discretion on extending a director’s retirement age, if it considers that such an extension is in the best interests of the Company.
None of our directors has reached the retirement age.
Orientation and Continuing Education
Our orientation process familiarizes new directors with our business, including the role of senior management; our exploration, development and operation activities; the role of the Board and Board committees; and our expectations of individual directors. Directors receive monthly reports from management and in-depth reports at quarterly Board meetings, attend annual presentations by our international senior management, and visit our sites to experience our operations, development and exploration projects first-hand.
The Board is also responsible for ensuring that directors are provided with continuing education opportunities. While the CGNC, along with management, organizes education sessions on topics of interest or concern to directors, the Board believes that each director should remain abreast of developments in their area of expertise and commit to continuing education. To support this, we provide financial assistance to directors who attend externally organized educational sessions, seminars or conferences as well as membership in the ICD.
During 2023, our Board attended three internally organized education sessions (as highlighted in green in the chart on the following pages) and directors attended numerous external sessions including 19 Board education sessions, five compensation-related sessions, 12 ESG-related sessions, 12 financial-related sessions, seven global outlook sessions, 13 industry-knowledge sessions, four mining industry conferences, and other programs individually sponsored by a variety of organizations across a broad range of topics as illustrated in the chart on the following pages.

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GOVERNANCE

Category	Date (2023)	Subject	Attendees	Presented by

Board Education	January 18	Governance in Uncertain Times	Browning	Institute of Corporate Directors (ICD)
	February 13	Board Functions and Duties	Walker	DEP Module 1 -Day 1
	February 14	Board Strategy (Management to Boardroom); Understanding Duty of Care & Responsibilities	Walker	DEP Module 1 -Day 2
	February 15	Board Decision Making & Negotiations	Walker	DEP Module 1 -Day 3
	March 21	ICD Learning Webinar (Expert Contributor)	Farrow	ICD & Farrow
	March 24	Strategic & Stakeholder Board Issues	Walker	DEP Module 2 -Day 1 (1/2)
	March 27	ICD & TSX Webinar: Navigating Rising Expectations for Canadian Boards (Session 3)	Farrow	ICD & TSX
	May 15	Board & Directors Legal Liability	Walker	DEP Module 3 -Day 1 (1/2)
	May 16	Ethics & Reputational Risks	Walker	DEP Module 3 -Day 2 (1/2)
	June 27	RBC Webinar: Navigating the Cyber Universe	Farrow	RBC
	June 27	Beyond 2023 Proxy Season	Conway	Institute of Corporate Directors (ICD)
	July 12	Board Directors Compass Seminar, David Beatty	Walker	ICD Directors Educational Zoom Seminar
	July 18	BCSC Annual Compliance Report/ Administrative Penalties	Webster	Pender Capital Management Ltd.
	August - December 2023	Modernize Your Corporate Governance Skills: Innovation Strategies for Today’s Ever-Increasing Risks	Browning	The Canadian Bar Association
	September 15	Building More Effective Boards & Enterprise Risk Management	Walker	DEP Module 4 -Day 1 (1/2)
	September 16	Difficult Conversations in the Boardroom	Walker	DEP Module 4 -Day 2 (1/2)
	September 17	Equity, Diversity & Inclusion	Walker	DEP Module 4 -Day 3 (1/2)
	October 19	The Future of Work - Far Reaching Implications, Challenges and Opportunities for Corporate Governance	Browning	Institute of Corporate Directors (ICD)
	October 31	Board Oversight of Cybersecurity	Burns	Institute of Corporate Directors (ICD)
Compensation	February 21	Pay Equity Methodology	All directors	PayAnalytics
	May 16	CEO Evaluation & Succession	Walker	DEP Module 3 -Day 2 (1/2)
	May 17	Role of the Compensation Committee & Key Compensation Themes	Walker	DEP Module 3 -Day 3
	June 22	Challenges for Remuneration Committees	Conway	Deloitte Global Boardroom
	December 13	HR & Compensation Committee Effectiveness	Burns	Institute of Corporate Directors (ICD)
ESG	January to December	Master of Studies in Sustainability Leadership	Mosely	University of Cambridge
	March 8	Climate and Social Oversight: An Integrated Approach to ESG (Webinar)	Gibson	Institute of Corporate Directors (ICD)
	March 29 & 30	RBC Capital Markets Global Environmental, Social & Governance Conference (Webinar)	Farrow	RBC (& others)
	May 17	The Global Energy Transition and Metals from the Present World to a Low-Carbon One. The Importance of Metals and Canada’s Role	Reid	Canadian Institute of Mining & Metallurgy (Presentation)
	May 24	ESG Beyond Compliance	Conway	Institute of Corporate Directors (ICD)
	June 1	Millani & MAC 1-Day Biodiversity Conference - Montreal	Walker	Millani & Mining Association of Canada
	August 23	Navigating Climate Governance: Legal Update for Directors (Webinar)	Walker, Gibson	ICD Directors Educational Zoom Seminar
	September 15 & 16	Board Oversight of ESG Factors	Walker	DEP Module 4

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Category	Date (2023)	Subject	Attendees	Presented by

ESG (cont’d)	September 28	The Future of Sustainability Reporting with ISSB Standards (Webinar)	Walker, Gibson	Institute of Corporate Directors (ICD)
	October 10	Climate Adaptation Strategies and the Board's role	Conway	Institute of Corporate Directors (ICD)
	November 1	Board Oversight of Climate Change	Burns	Institute of Corporate Directors (ICD)
	November 21	19th Annual Mining & Director Forum: The Journey to Net Zero: Executive Insights on Decarbonization (Webcast)	Gibson	KPMG
Financial	January 12	Audit Committee Roundtable Regulatory Updates/ Year end audit issues/ Proxy Guidelines	Conway Webster	KPMG
	January 17	Economic Outlook 2023	Conway	Deloitte Global Boardroom
	February 19	CIM Knowledge Webinar: Mining Royalties-Industry Overview & Structuring Tips for Explorers	Farrow	CIM (& others)
	March 1	Share Ownership Requirements	Conway	Canadian Coalition of Good Governance
	March 7	OSC staff notice 81-733/ Canadian SRO/ Total Cost Reporting	Webster	Pender Capital Management Ltd.
	March 25	Roles & Duties of the Audit Committee; Financial Reporting & Directors' Responsibilities	Walker	DEP Module 2 -Day 2
	April 24	Hedging	All directors	ELD and BMO
	June 7	Thorny Issues for Audit Committees	Conway	Deloitte Global Boardroom
	June 30	CFA Professional Learning & Standards; Ethics, and Regulations Certification 2022 / 2023	Walker	CFA Institute
	September 16	Mergers & Acquisitions	Walker	DEP Module 4 -Day 2 (1/2)
	September 21	M&A and Activist Preparedness: Consideration for Directors	Walker, Conway	ICD Sponsored Member 1 hour Panel Seminar hosted by Torys LLP
October 5 & 6	Mining Summit (Webcast)
(i) Financing the Project Pipeline and Trends in M&A
(ii) A Modern Gold Rush: Will it Continue?
(iii) Culture in Mining: Implementing Diversity, Equality & Inclusion
(iv) Best Practices for Responsible Tailings Management
		(v) The Mine of the Future	Gibson	The Financial Times
Global Outlook	February 16	Geopolitical Implications for Boards in the Shifting Landscape of Europe	Conway	Deloitte Global Boardroom
	May 2	Day 1 - COI Panel Sherritt Post Verification Review	Walker	MAC Community of Interest (COI) Annual Meeting
	May 3	Day 2 - COI Panel Newmont Post Verification Review, MAC Perception Survey, COI Panel Other Business and Reflections on PVR Dialogue	Walker	MAC Community of Interest (COI) Annual Meeting
	May 4	Day 3 - TSM Protocol Updates & Closing Round Table	Walker	MAC Community of Interest (COI) Annual Meeting
June 14
ICD Annual Conference
•Navigating Geopolitical and Trade Uncertainty
•Creating Value through Indigenous Partnerships
•A New Lens on the future of the Workplace
•The Intergenerational Boardroom
•Evolution of ESG and Sustainable Investing
•Highly Effective Chairs – Insights
			Reid	Institute of Corporate Directors Annual Conference (online)
	October 4	TSM Initiative Leaders Round Table Discussion	Walker	1-Day Mining Association of Canada Industry Event
	October 4	MAC Community of Interest Meeting	Walker	1-Day MAC Community of Interest Panel Event

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GOVERNANCE

Category	Date (2023)	Subject	Attendees	Presented by

Industry Knowledge	January 1	Egnyte Cloud-Based Database Training	Farrow	Egnyte
	January 1	Copper is a Strategic as gold is Precious Podcast	Gibson	The Northern Miner
	February 3-6	Mining Indaba	Mosely
	February 26 - March 1	BMO Annual Mining & Metals Conference	Farrow	BMO (& others)
	March 6	ReThink Mining Podcast (Interviewee)	Farrow	RMV & Farrow & others
	March 7	ReThink Mining Transformative Technology Live Pitch (Panel Member)	Farrow	RMV & Farrow & others
	March 5-8	PDAC Mining & Exploration Conference	Farrow, Reid, Walker	Prospectors & Developers Association of Canada
	April 26	PNAV Analysis	All directors	National Bank
	May 10-12	Canaccord Genuity Global Mining & Metals Conference	Farrow	Canaccord Genuity (& others)
	May 26	Geological Association of Canada-Mineralogical Association of Canada Annual Conference	Farrow	GAC/MAC (& others)
	June 22	Serious Injury and Fatality Prevention	Reid	Canadian Institute of Mining & Metallurgy (Webinar)
	June 28	BofA Securities SmartMine 4.0 Conference 2023: Session Artificial Intelligence & the Search for New Deposits	Farrow	BofA (& others)
	July 12	CIM MES Seminar - Transactional & Legal Trends in the Mining Industry	Walker	CIM Mineral Economics Discussion Group
Other	February 1	Securities Law Forum	Conway	Institute of Corporate Directors (ICD)
	March 21	Managing Enterprise Risk: The Intersection of ERM and Legal (Webcast)	Gibson	Corporate Counsel
	March 24	Social Media & Competitive Intelligence	Walker	DEP Module 2 -Day 1 (1/2)
	March 26	Shareholder Engagement Issues	Walker	DEP Module 2 -Day 3 (1/2)
	March 26	Crisis Management	Walker	DEP Module 2 -Day 3 (1/2)
	March 29	Cybersecurity	Webster	ICD Deloitte
	May 11	Cybersecurity	Webster	PwC Directors Connect
	May 15	IT & Cybersecurity Risks	Walker	DEP Module 3 -Day 1 (1/2)
	June 13	ICD National Conference and Fellowship Awards Montreal, Québec	Browning	Institute of Corporate Directors (ICD)
	June 27	Beyond 2023 Proxy Season Insights (Webinar)	Gibson	Hugessen
	September 20	Artificial Intelligence	Webster, Conway	PwC Directors Connect
	November 15	Mergers and Monopolistic Practices Roundtable with the Competition Bureau	Browning	The Canadian Bar Association
	November 30	Temporary Foreign Workers Program Demystified	Browning	The Canadian Bar Association
Site Visits
In April 2022, three of our newest directors (Carissa Browning, Catharine Farrow and Judith Mosely) and our newest director nominee (Stephen Walker) visited our Lamaque operation in Val-d’Or, Québec. In October 2022, eight of our nine directors visited our Olympias mine and Skouries project in Greece and the Kışladağ and Efemçukuru mines in Türkiye. Given the extensive site visits undertaken in 2022, no further visits were planned during 2023. Further site visits have been planned for 2024.

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Independent Advice
The Board’s Terms of Reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carry out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.
Conflicts of Interest
We are not aware of any existing or potential conflicts of interest between us or any of our directors or officers that have not been disclosed to the Board, except that certain of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as directors of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to our policies and applicable laws.
In compliance with the CGNC’s Terms of Reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the Board for a decision on any action to be taken.
The Board takes appropriate measures to exercise independent judgement when considering any transactions and agreements. If a director has a material interest, the director is obligated to recuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.
Related-party Transactions
The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review any related-party transactions before they are sent to the Board for approval.
We take the following steps as part of this review process:
•Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of their immediate family, had a direct or indirect material interest
•We expect each director and executive officer to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has, or may have in a transaction in which we participate
There were no related-party transactions reported in 2023.
Equity Ownership
The Board believes share ownership is important because it aligns the interests of our directors and executive officers with the Company’s interests and those of our shareholders.
The Board is mandated to own five times their annual cash retainer within five years of being elected or appointed to the Board. Equity ownership includes Eldorado shares and DUs. For more information on director equity compensation and DUs, please refer to pages 59–61.
Our President & CEO is mandated to own at least three times his annual base salary in Eldorado equity. All of the executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested and unvested RSUs. Equity ownership requirements must be achieved within five years of appointment as an executive officer to the Company.
Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors and executive officers have met or are on track to meet their equity ownership requirements. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at December 31 of the previous year (December 31, 2023).

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GOVERNANCE
Strategic Planning
The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado’s strategic goals.
At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan in detail, developed by management, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed. Time is allocated at each quarterly Board meeting for strategy discussion.
The Board reviews and approves the budget for the ensuing year and the five-year plan. Management’s progress in meeting our strategic and operational goals is reviewed by the Board throughout the year and considered when determining compensation.
As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management’s actions are:
•Consistent with strategic goals
•Reflective of the corporate culture of our business
•In alignment with our Company’s risk tolerance
Our strategic planning process is outlined below.
In 2022, the Board and management updated our corporate strategy and defined the key results needed to deliver value today and for the future. Our updated strategy is an articulation and clarification of the strategic focus areas and results we are seeking to create long-term value. The four key pillars of our strategy and our performance outcomes are summarized below.
In October 2023, the Board held their annual strategic planning session. The primary components of the strategy were confirmed.
Strategic Planning Process

Review and approve annual budget and five-year plan	Review performance against strategic and operating goals on a quarterly basis	Ongoing review of strategic plan and revisions on an as-needed basis

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Risk Management
The Board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our Board delegates responsibility for certain elements of risk oversight to the various committees, so that they are addressed by appropriate expertise, attention and diligence, as represented in the chart below. Each of our committees also has a standing agenda item to discuss and assess the current status of risks in their specific areas of expertise.
Management undertakes an enterprise-wide process to identify, classify and assess the significant risks of our business. This process includes bottom-up risk identification and assessment by our operations, regional business units and corporate offices. The risks are then assessed in terms of likelihood and consequences, with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the Board, detailing the significant risks and mitigation strategies.
During 2023, we continued to execute on our corporate Enterprise Risk Management (“ERM”) program with the following actions undertaken during the year:
•Conducted corporate functional risk interviews with corporate leaders and updated corporate functional risk registers
•Reviewed prior year strategic risks and established new top strategic risks for the organization as identified by senior management alongside the Company’s strategic objectives
•Refreshed and updated with executive leadership and Board of Directors on the Tier 1 enterprise risks, including the impact and likelihood of each risk
•Identified the related mitigating actions related to each Tier 1 risk
•Completed a risk assessment with all corporate functions in identifying the key departmental risks and mitigating actions
•Held ongoing quarterly discussions of key operational risks and actions from the sites
•Continued evaluation of the risk management methodology being applied to the ERM program
The process above concluded with the finalization of a risk report presented to the Board, including outlining initiatives to further progress our ERM program and framework in the following year.
For a comprehensive list of the risk factors affecting our business, please refer to the “Risk Factors” section of our most recent AIF and MD&A.

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GOVERNANCE
Cybersecurity
The Audit Committee is responsible for overseeing cybersecurity risk, information security and technology risk, and receives quarterly reports from management on the Company’s cybersecurity program.
Some of the steps we take to mitigate potential cybersecurity incidents include:
•Implementing ongoing cybersecurity awareness training for all employees
•Developing and implementing a cybersecurity strategic plan
•Utilizing leading cybersecurity vendors to detect and respond to potential security breaches
•Collaborating with our peers in the areas of threat intelligence, vulnerability management, and response and drills
•Auditing conducted by internal and external auditors
•Ensuring we have appropriate cybersecurity insurance coverage in place
We also have a crisis response plan in place, which provides a documented framework for handling any crisis, including security incidents, and facilitates coordination across the multiple jurisdictions in which we operate.
As of the current date, we have not experienced a cyber-breach.
Shareholder Engagement and How to Communicate with the Board and Management
The Board recognizes the importance of engaging in constructive and meaningful communications with the Company’s shareholders and it values their input and insights, which includes encouraging and facilitating shareholders to express their views on governance and other matters directly to the Board.
We have a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.
We follow a Corporate Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information.
In 2023, we completed a regularly scheduled review of the Corporate Disclosure Policy and made amendments to reflect current and enhanced internal practices and to align the policy with various industry standards and best practices.
During 2023, the President & CEO, Vice President of Investor Relations, and other members of senior management held numerous meetings with shareholders and institutional and retail investors and attended several industry conferences.
At the same time, the Board believes it is important for the Chair and other independent directors, as appropriate, to engage directly with the Company’s shareholders on a regular basis, and at least annually. The Chair will direct communication between the Board and shareholders. During meetings between the Chair and shareholders, senior management may be present at the request of the Chair.
You can communicate directly with the Board by writing to the Chair of the Board at our corporate office:

Chair of the Board
c/o Corporate Secretary Eldorado Gold Corporation
550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5, Canada
Please also write “Private and Confidential” on the envelope.
You can also communicate with the Board via our website
(www.eldoradogold.com/contact-us/board-of-directors).

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The ways that we communicate with our shareholders and the topics we discuss are illustrated below.
Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company’s compensation approach and outcome. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.
Throughout 2023, investors were provided with the opportunity to meet and communicate with our executive officers and other members of our management team.
Shareholders can contact the Board via email to the Corporate Secretary (karen.aram@eldoradogold.com) to request meetings with members of the Board.
Shareholder Proposals
We did not receive any shareholder proposals for this year’s 2024 Annual Meeting.
If you want to submit a shareholder proposal to be presented at our 2025 Annual Meeting, it must be sent to our Corporate Secretary during the 60-day period from January 3, 2025 to March 6, 2025, for it to be considered for inclusion in our 2025 Management Proxy Circular.

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GOVERNANCE
Board Committees
The Board carries out its mandate directly or through its committees. In 2023, we had five standing committees, which are fully composed of independent directors. From time to time, the Board may appoint special committees to the Board if warranted by Eldorado’s current business activities. The President & CEO does not participate in making appointments to the committees of the Board.
The Terms of Reference for each of the five standing committees as well as our Corporate Governance Guidelines can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.
Audit Committee: 100% Independent
•John Webster, Chair
•Teresa Conway
•Judith Mosely
•Stephen Walker
The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:
•Reviewing the integrity and effectiveness of the Company’s systems of internal financial controls for reporting on the Company’s financial condition
•Monitoring the qualifications, independence and performance of the Company’s external auditor and the recommendation of the Board to shareholders for their appointment
•Overseeing the integrity of the Company’s internal audit processes and reviewing the Company’s financial disclosure and reporting
•Monitoring the Company’s management compliance with applicable legal and regulatory requirements
•Overseeing certain risk management systems and practices adopted by the Company
Financial Experts
All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110; this means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee Chair, and Ms. Conway are “audit committee financial experts,” as defined by SEC. See Mr. Webster’s and Ms. Conway’s director profiles on pages 25 and 20, respectively, for information on their qualifications as financial experts.
Audit Partner Rotation
In accordance with best practices and the Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner changed in 2012, 2014, and again in February 2019. The next scheduled change will occur in Q1 2025.
Pre-approval of Audit Services
The Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally these services are provided by other advisory firms under separate agreements approved by management.
Additional information on the Audit Committee can be found in the “Governance – Audit Committee” section in our most recent AIF.

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Sustainability Committee: 100% Independent
•Judith Mosely, Chair
•Carissa Browning
•Catharine Farrow
•Pamela Gibson
The Sustainability Committee is responsible for assisting the Board in its oversight responsibilities with respect to monitoring the Company’s overall approach to sustainability. Specifically, the Committee’s role is intended to promote ethical, transparent and responsible behaviour by the Company with meaningful engagement with its stakeholders and communities including, among other things:
•On matters relating to governance as it relates to ESG strategy and disclosure, the Sustainability Committee will take a coordinated approach with the CGNC
•Reviewing reports pertaining to applicable legislation, regulations, government policies, frameworks and industry best practices with respect to sustainability that may have an impact on the Company’s business strategy and activities
•Monitoring current and future regulatory issues relating to sustainable development, environment, and health and safety
•Overseeing the establishment and periodic review of corporate sustainability policies, management systems, programs and procedures
•Reviewing and monitoring management’s activities to ensure that the principal risks and opportunities to the Company related to environmental, tailings facility management, sustainable development, climate change, social, health and safety, and security and human rights are identified and resourced
•Reviewing findings of internal and external environmental, social, health and safety, human rights, and security audits and assessments as well as management’s response, for the purpose of ensuring sustainability risks are controlled
•Reviewing annual targets determined by senior management with reference to the policies and monitoring and reporting to the Board on performance against those targets

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GOVERNANCE
Corporate Governance and Nominating Committee: 100% Independent
•Carissa Browning, Chair
•Pamela Gibson
•John Webster
The CGNC is responsible for assisting the Board in its oversight responsibilities with respect to the Company’s corporate governance policies, practices and guidelines, including:
•Overseeing and monitoring the Company’s corporate governance policies, practices and guidelines; risk management policies and programs; and human capital management policies and programs except for executive succession planning, which is now overseen by the Compensation Committee
•Reviewing the composition of the Board and its committees and identify and propose to the Board candidates for nomination and election or re-election as directors of the Company
•Coordinating with the Sustainability Committee on issues and opportunities pertaining to governance as part of the Company’s overall approach to its ESG strategy, policies, practices and guidelines
For more information on the role, responsibilities and initiatives of the CGNC, refer to pages 39–49.

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Compensation Committee: 100% Independent
•Teresa Conway, Chair
•Catharine Farrow
•Pamela Gibson
•Steven Reid
The Compensation Committee is responsible for assisting the Board in its oversight responsibilities with respect to the establishment of compensation philosophy and policies and providing a clear and comprehensive explanation of director and executive compensation, including:
•Developing director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs
•Reviewing these policies annually and recommending that the Board adopt any changes as appropriate
•Reviewing and approving the terms of employment and performance objectives for the named executive officers (“NEOs”)
•Assessing the performance of the President & CEO
•Reviewing executive succession planning

Other Information
None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company, or had an interest in any material transactions involving Eldorado.
Each of the members of the Compensation Committee has extensive experience with compensation matters, which is not limited to public companies. The Board members below are members of compensation committees for other publicly listed and private companies.

Member	Company	Position
Teresa Conway	Entrée Resources Ltd.	Chair of the Compensation Committee
Steven Reid	Gold Fields Limited	Remuneration Committee, Chair
Catharine Farrow	Aclara Resources Franco-Nevada Corporation	Chair of the Compensation Committee Member of the Compensation, Environmental, Social & Governance Committee until March 2023

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Technical Committee: 100% Independent
•Catharine Farrow, Chair
•Steven Reid
•Stephen Walker
The Technical Committee was established on October 1, 2020, to assist the Board in fulfilling its oversight responsibilities with respect to the operational and technical performance and operating and technical risks of the Company, particularly regarding those areas where technical understanding is required, including:
•Reviewing management of technical risks, annual budget for our mineral properties, updates to life of mine plans, and updates from management on technical reports
•Reviewing and assessing the merits and progress of capital projects
•In conjunction with the Sustainability Committee, reviewing developments regarding the risks and how the Company manages tailings
•Reviewing the preparation and disclosure of the Company’s Mineral Resources and Mineral Reserves

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Director Compensation

Director Compensation Philosophy
Our director compensation program is designed to:
•Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its shareholders by providing competitive compensation
•Reflect the complexities, risks and skill sets of value associated with independent directors of the Board
•Be fair and equitable, reflecting the time and effort required by each director
•Align the interests of our Board and shareholders by committing directors to equity ownership requirements
Directors who are executives of Eldorado do not receive additional compensation for acting as a director.
Evaluation of the Program
The Compensation Committee reviews director compensation annually, considers feedback from shareholders, and makes recommendations to the Board based on Eldorado’s Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity, and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks, and successfully oversee Eldorado’s strategic direction.
Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 76 for details on the compensation consultants, including fees paid.
Compensation Components
Director compensation includes:
•Annual retainer and additional retainers for the Chair of each Board committee
•Equity-based compensation
•Reimbursement of travel and other expenses incurred in travelling to attend Board and committee meetings, stakeholder meetings and site visits, where applicable
The table on the following page details the flat-fee structure for Eldorado’s independent directors. In 2021, the Board engaged the independent compensation consultant WTW (formerly Willis Tower Watson) to conduct a director compensation review and benchmarking to ensure overall compensation is consistent with peer group practices and aligned to market. Through this review, the Board concluded that Board Chair compensation was positioned below the 25th percentile, and independent director compensation was positioned below median compared to the compensation peer group. All elements of director compensation and equity ownership requirements were evaluated relative to market. The Board determined that an increase to equity retainers and equity ownership requirements were warranted. No changes to other elements of director compensation were made. Based on the review and recommendations made by WTW, the Board approved the following changes, resulting in an overall increase of ~5% to director compensation effective January 1, 2022:
•Board Chair compensation: An overall increase of 5.3% was achieved through a 15% increase to the equity retainer, resulting in a $115,000 equity retainer and total compensation of $300,000. No change was made to the annual cash retainer. This increase positions Eldorado’s Board Chair compensation closer to the 25th percentile of the compensation peer group. In addition, the Committee further reviewed Board Chair compensation in 2022 and approved a 5% increase to the equity retainer in July 2022, resulting in a $130,000 equity retainer and $330,000 total compensation for 2023, positioning Board Chair compensation at approximately the 25th percentile of the peer group.
•Other independent director compensation: An overall increase of 5.0% was achieved through a 10% increase to the equity retainer, resulting in a $110,000 equity retainer and total compensation of $210,000, excluding committee Chair retainers. No changes were made to the annual cash retainer or committee Chair retainers. This increase positions Eldorado’s director compensation at market median of the compensation peer group. In addition, the Committee further reviewed director compensation in 2022 and concluded that no additional changes were warranted.
•Share ownership guidelines: Increased director equity ownership requirements to five times the annual cash retainer in the Company’s common shares or DUs within five years of the implementation of the updated policy or within five years of joining the Board of Directors, if the director is appointed after January 1, 2022.
In 2023, the Board updated the Director Compensation Policy to require that directors provide an annual election for their retainer as either cash or DUs in advance of the forthcoming year. No other changes to director compensation were made.

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GOVERNANCE
Given the cyclical nature of the mining business and peer practice and, in order to attract a diverse Board, the Board applies methodology whereby equity holdings are valued at the higher of the value at issue date or fair market value at December 31 of the current year.
The Board will continue to monitor the market competitiveness of director compensation and will adjust where needed to ensure it remains market-competitive.
Fees and Retainers

Director compensation (CDN$)	2023	2022	2021

Annual cash retainers
Member of the Board of Directors	100,000	100,000	100,000
Chair of the Board	200,000	200,000	185,000
Equity retainer
Member of the Board of Directors	110,000	110,000	100,000
Chair of the Board	130,000	130,000	100,000
Annual committee Chair retainers
Audit Committee Chair	35,000	35,000	35,000
Compensation Committee Chair	20,000	20,000	20,000
Corporate Governance and Nominating Committee Chair	20,000	20,000	20,000
Sustainability Committee Chair	20,000	20,000	20,000
Technical Committee Chair	20,000	20,000	20,000
We pay annual retainers to directors on a quarterly basis.
Equity-based Compensation
Equity-based compensation is awarded to Eldorado’s directors on an annual basis in the form of deferred units (“DUs”). DUs represent notional Eldorado common shares based on the value of our common shares.
Pursuant to the Director Compensation Policy, in 2023, each director received DUs, with an aggregate value of CDN$110,000 for members of the Board of Directors and $130,000 for the Chair of the Board. In addition, directors may elect to receive DUs in lieu of their cash compensation.
There are a number of benefits of issuing DUs as a component of Board of Director compensation, including:
•Vesting and the impact of DUs on cash flow is deferred until such time as the recipient leaves the organization
•The value of DUs track share price performance over the full term of directorship and are therefore aligned with the long-term interests of shareholders
•DUs are not dilutive because they are settled in cash
•DUs do not provide voting rights

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Travel and Other Fees
Directors do not receive a per-day travel allowance but are reimbursed for out-of-pocket expenses, travel, hotel and incidentals related to fulfilling their duties.
From time to time, directors serve on ad hoc or special committees to deal with areas not specifically covered by the standing committees and receive additional compensation for their work on those committees. No additional compensation for ad hoc or special committees were paid in 2023.
Equity Ownership Requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado.
In support of this belief, in early 2022, the Board reviewed equity ownership requirements, and effective January 1, 2022, the Board increased director ownership requirements to five times their annual cash retainer. We include common shares and DUs in the equity ownership calculation. DUs are included as they may not be redeemed until the director is no longer a member of Eldorado’s Board, thus aligning the directors’ experience with that of the Company’s shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at December 31 of the current year.
The director ownership requirement is five times the annual cash retainer.
Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the Corporate Governance and Nominating Committee. The most recent review indicates that all directors who have been members of the Board for five or more years have met their share ownership requirements.
For information about the directors’ share ownership, see “Director Equity Ownership” on page 49.
Director Equity Ownership
The independent directors and the Chair of the Board are required to hold five times their annual retainer by the later of five years of their appointment or January 1, 2027. The following table sets out the number and value of all securities held by the independent directors as at December 31, 2023.

		Common shares		DUs					Equity ownership
Director	Annual retainer (CDN$)	Units(1)	Value(2) (CDN$)	Units(3)	Value(2) (CDN$)	Total equity holdings units(4)	Total market value(2) (CDN$)	Cost at issue date (CDN$)	Equity ownership value(5)	Multiple of annual retainer(6)	Achieved(7)
Carissa Browning	100,000	2,000	34,400	16,606	285,623	18,606	320,023	270,985	320,023	3.2	On track
Teresa Conway	100,000	10,500	180,600	50,520	868,944	61,020	1,049,544	636,999	1,049,544	10.5	Yes
Catharine Farrow	100,000	7,500	129,000	22,711	390,629	30,211	519,629	417,486	519,629	5.2	Yes
Pamela Gibson	100,000	10,000	172,000	73,402	1,262,514	83,402	1,434,514	949,104	1,482,597	14.8	Yes
Judith Mosely(8)	100,000	—	—	22,711	390,629	22,711	390,629	319,986	390,629	3.9	On track
Steven Reid	200,000	22,000	378,400	118,020	2,029,944	140,020	2,408,344	1,721,223	2,593,136	13.0	Yes
Stephen Walker	100,000	10,000	172,000	14,241	244,945	24,241	416,945	346,036	416,945	4.2	On track
John Webster	100,000	2,400	41,280	86,840	1,493,648	89,240	1,534,928	958,151	1,602,328	16.0	Yes
Notes:
(1)Outstanding common shares as of December 31, 2023.
(2)Based on the fair market value at December 31, 2023 (CDN$17.20).
(3)Vested and unvested DUs as of December 31, 2023.
(4)Total units of common shares and DUs.
(5)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20).
(6)Based on annual retainer at December 31, 2023.
(7)Ms. Browning, Ms. Mosely, and Mr. Walker are on track to meet the ownership requirements; Ms. Browning and Ms. Mosely have until January 2027 to meet their ownership requirement, and Mr. Walker has until June 2027 to meet his ownership requirement.
(8)Ms. Mosely purchased 540 common shares on March 21, 2024.

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GOVERNANCE
2023 Director Compensation
The table below shows the breakdown of total compensation earned by each director in 2023.
As President & CEO, Mr. Burns does not receive compensation as a director. See the “Summary Compensation Table” on page 93 for information on Mr. Burns’ 2023 compensation.

Director	Fees earned(1) (CDN$)	DUs taken in lieu of fees(1) (CDN$)	Share-based awards(2) (CDN$)	Total (CDN$)
Carissa Browning	75,000	24,992	109,998	209,990
Teresa Conway(3)	120,000	–	109,998	229,998
Catharine Farrow(3)	120,000	–	109,998	229,998
Pamela Gibson(3)	120,000	–	109,998	229,998
Judith Mosely(3)	120,000	–	109,998	229,998
Steven Reid	175,000	24,992	129,992	329,984
Stephen Walker	75,000	24,994	109,998	209,992
John Webster(3)	135,000	–	109,998	244,998
Total	$940,000	$74,978	$899,978	$1,914,956
Notes:
(1)Directors may elect to receive all or a portion of their earned annual retainers as DUs, in lieu of cash.
(2)Share-based awards is the amount that directors received in DUs in 2023. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash and from and after February 20, 2014, earn dividend equivalents (as applicable).
(3)The following directors served as committee Chairs in 2023:
•Mr. Webster – Chair of the Audit Committee
•Ms. Conway – Chair of the Compensation Committee
•Ms. Gibson – Chair of the Corporate Governance and Nominating Committee
•Ms. Mosely – Chair of the Sustainability Committee
•Ms. Farrow – Chair of the Technical Committee

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GOVERNANCE
Outstanding Option-based Awards and Share-based Awards
The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2023.

	Option-based awards(1)					Share-based awards
Director	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options (CDN$)	Number of unredeemed DUs(2)	Value of unredeemed DUs(2)(3) (CDN$)	Value of redeemed DUs (CDN$)
Carissa Browning	–	–	–	–	–	16,606	285,623	–
Teresa Conway	–	–	–	–	–	50,520	868,944	–
Catharine Farrow	–	–	–	–	–	22,711	390,629	–
Pamela Gibson	–	–	–	–	–	73,402	1,262,514	–
Judith Mosely	–	–	–	–	–	22,711	390,629	–
Steven Reid	–	–	–	–	–	118,020	2,029,944	–
Stephen Walker	–	–	–	–	–	14,241	244,945	–
John Webster	–	–	–	–	–	86,840	1,493,648	–
Notes:
(1)The Company does not grant options to independent directors.
(2)Directors can elect to receive DUs in lieu of their cash retainer. The table below presents the percentage of overall shares (dollar value) each director has taken in lieu of a cash retainer during their term as director:

Director	DUs elected in lieu of cash ($)	DUs elected in lieu of cash (%)
Carissa Browning	24,992	9
Teresa Conway	28,749	5
Catharine Farrow	—	—
Pamela Gibson	74,920	4
Judith Mosely	—	—
Steve Reid	474,803	30
Stephen Walker	106,038	49
John Webster	112,282	15
(3)The value of the DUs is based on a market value of CDN$17.20 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2023). Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the Board.

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GOVERNANCE
Equity-based Awards (Value Vested or Earned during Year)
The table below shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2023. Directors receive all equity compensation as DUs. DUs vest at the time the director departs the organization; therefore, no value vesting is reflected in this table.

Director	Option-based awards: value vested during the year(1) (CDN$)	Share-based awards: value vested during the year(2) (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
Carissa Browning	–	–	–
Teresa Conway	–	–	–
Catharine Farrow	–	–	–
Pamela Gibson	–	–	–
Judith Mosely	–	–	–
Steven Reid	–	–	–
Stephen Walker	–	–	–
John Webster	–	–	–
Notes:
(1)The Company does not grant options to independent directors.
(2)The right to request the redemption of DUs does not occur until the director is no longer a member of the Board, and accordingly, the DUs are not vested until the director is no longer a member of the Board. When a director is no longer a member of the Board, all DUs granted to such director are redeemed. See page 63 for the value of DUs granted in the 2023 financial year.

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CD&A
Statement of Executive Compensation
This section of the Circular discusses the components of our executive compensation programs as well as the compensation decisions made over the past year for the following named executive officers (“NEOs”) mentioned throughout this Circular.

NEOs
George Burns	President & Chief Executive Officer
Paul Ferneyhough(1)	Executive Vice President & Chief Financial Officer
Frank Herbert	Executive Vice President, General Counsel & Chief Compliance Officer
Philip Yee(2)	Former Executive Vice President & Chief Financial Officer
Joseph Dick(3)	Former Executive Vice President & Chief Operating Officer
Lisa Ower(4)	Former Executive Vice President, Chief People Officer & External Affairs
Notes:
(1)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, because Mr. Ferneyhough was appointed Executive Vice President & Chief Financial Officer, effective January 2, 2024, certain disclosure regarding Mr. Ferneyhough has been included in this Statement of Executive Compensation.
(2)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(3)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024.
(4)Ms. Ower ceased to be the Executive Vice President & Chief People Officer & External Affairs, effective January 2, 2024.
Table of Contents

67	Letter to Shareholders
68	Compensation Philosophy and Objectives
69	Pay for Performance
70	Peer Group Selection
71	Managing Compensation Risk
72	Clawback Policy
74	Executive Equity Ownership
75	Determining Compensation
75	Role of the Compensation Committee
75	Role of the President & CEO
76	Role of Independent Compensation Consultants
77	Compensation Components and 2023 Compensation Decisions
77	Summary of Compensation Components
78	Compensation Components
78	Base Salary
79	Short-term Incentive Plan
81	2023 Corporate Objectives Results
83	Long-term Incentive Plan
84	Performance Share Units
85	Restricted Share Units
85	Stock Options
86	2023 Long-term Incentives

86	Defined Contribution Supplemental Executive Retirement Plan
87	Perquisites and Benefits
88	Current Named Executive Officer Biographies
92	Compensation Tables and Disclosures
92	Shareholder Return
93	Summary Compensation Table
95	Incentive Plan Awards
95	Outstanding Share-based and Option-based Awards
96	Incentive Plan Awards (Value Vested or Earned During the Year)
97	Employment Agreements, Termination and Change of Control
98	Termination without Cause or for Good Reason Following a Change of Control
100	Other Information
100	Equity Compensation Plan Information
101	Stock Options
104	Performance Share Units
106	Restricted Share Units
108	Normal Course Issuer Bid
109	Deferred Unit Plan
109	Securities Authorized for Issue under Equity Compensation Plans
110	Non-IFRS and Other Financial Measures and Ratios

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CD&A
Letter to Shareholders

Dear Eldorado Gold Shareholders,
The Compensation Committee assists the Board to fulfill its responsibilities for oversight of executive compensation and compensation governance, policies and best practices.
Our executive compensation philosophy is designed to incentivize management to deliver on strategic goals for the Company, align pay and performance with long-term shareholder value creation, uphold strong oversight and risk management practices, and attract and retain top talent.
We are pleased to share our approach to executive compensation and describe our important governance practices in this Compensation Discussion and Analysis.
Review of 2023 Performance
In 2023, Eldorado Gold’s management team continued to advance the Company’s strategic goals and achieved strong operational results. The Company’s results included the following:
•Growing value for shareholders: Eldorado was in the top three performing gold-mining stocks on the TSX in 2023. Eldorado’s one-year absolute total shareholder return (“TSR”) was 52.3%, and our TSR relative to our performance peer group placed Eldorado at the 93rd percentile in 2023.
•Higher production, lower costs: Eldorado delivered 7% production growth, a 6% lower cash cost per ounce and a 4% lower AISC(1) per ounce compared to 2022.
•Decreased potentially fatal occurrences: The Company’s lost-time injury frequency rate (“LTIFR”) per million person-hours worked was 0.65 in 2023, a 45% improvement from the LTIFR of 1.19 in 2022. Total recordable injury frequency rate (“TRIFR”) was similar to 2022 following a four-year downward trend. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
•Skouries project financing completed: In April 2023, Eldorado closed on a strategic €680.4 million Skouries Project Financing Facility to fund the development of the Skouries project in Greece. First production at Skouries project is expected in Q3 2025 and commercial production by the end of 2025.
•Strategic investment by EBRD: In June 2023, Eldorado received CDN$81.5 million in strategic equity investment from the European Bank for Reconstruction and Development (“EBRD”). The funds are being invested in the Skouries project, and are credited against the Company’s 20% equity funding commitment for the Skouries project.
•Record gold production in Québec and Greece: The Lamaque complex in Québec delivered record gold production of 177,069 ounces in 2023 and at the Olympias mine in Greece, delivered record gold production of 67,133 ounces.
•External awards and accolades: Recognized by Resourcing Tomorrow with the Project Financing of the Year Award for the Skouries Project Financing Facility. Eldorado also placed first overall in the Materials sector that includes Mining in the Globe & Mail’s 2023 Board Games, which ranks Canada’s corporate boards in the S&P/TSX Composite Index to assess the quality of their governance practice and disclosure.
2023 Compensation Outcomes
Our strong annual and long-term performance resulted in strong pay outcomes for our executives.
•The payout under our Short-Term Incentive Plan (“STIP”) was 121% of target, based on achievement of Eldorado’s 2023 strategic goals, operational performance, safety, sustainability and people performance. For more information on the STIP scorecard, see pages 80 and 81. This above target payout aligns with our very strong shareholder returns in 2023.
•Our performance share units (“PSUs”) paid out at 200% of target based on our top decile TSR relative to the S&P/TSX Global Gold Index.
2023 Compensation Decisions
•The Compensation Committee approved changes to NEO salaries to maintain alignment with market.
•The Committee reviewed executive compensation at the end of the year and determined CEO salary is aligned with market, but to better align total cash and total direct compensation with market, the Committee approved an increase to the CEO’s STIP target to 115% from 100%.
•No changes to director compensation were made in 2023.

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CD&A
2023 Compensation Design
•In order to support the next phase of our development, we emphasized corporate performance in the 2023 STIP. To do this, we eliminated the individual performance component of senior executive STIP awards. One hundred percent of the STIP achievement is now directly linked to corporate performance for the CEO and other senior executives.
•In 2022, the Committee reviewed the methodology for measuring relative TSR performance against our peers to determine the three-year performance share unit (“PSU”) multiplier. As a result of this review, the Committee changed the methodology to use a percentile rank and 20-day volume-weighted average price approach to measure the Company’s performance against a group of operating gold mining companies. This change is effective for the PSUs granted in 2023 and future awards. For more information, see the “Performance Share Units” section on page 84.
•In 2023, the Committee made revisions to the Executive Compensation Recovery Policy (“Clawback Policy”) in order to comply with the new SEC requirements.
•The Committee updated the Director Compensation Policy to require annual election of either cash or DUs in advance of the year.
Looking Forward to 2024
•The Committee approved 2024 salary increases for other executives and made no changes to target incentive compensation for these executives, in connection with a market review of compensation versus our compensation peers.
•Based on feedback from shareholders, the Compensation Committee has been exploring the potential use of a second PSU metric. In 2024, with the support of Meridian, the Committee approved the addition of a climate metric within the PSU scorecard. The climate metric will represent 10% of the PSU scorecard for PSUs granted in 2024, and details of this metric will be further disclosed next year.
•Effective January 2, 2024, Eldorado appointed Paul Ferneyhough as Executive Vice President & Chief Financial Officer.
•Effective February 29, 2024, Joe Dick, retired from his position as Executive Vice President & Chief Operating Officer. Mr. Dick will continue to work on an intermittent basis with Eldorado in an advisory capacity through 2024.
As we look to 2024, the Compensation Committee will continue to fulfill its duty in ensuring the Company’s compensation framework works in conjunction with key shareholder priorities and the creation of long-term value.
Teresa Conway
Chair, Compensation Committee

Note:
(1) These ratios are non-IFRS ratios. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 110 in this Circular for explanations and discussion of these non-IFRS ratios.

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CD&A
Compensation Philosophy and Objectives
Creating long-term value for our shareholders while delivering solid financial and operational performance demands a leadership team with substantial experience, agility and integrity.
Approach to Compensation
Our approach to compensation decision-making is guided by four pillars: attract and retain, motivate, align and promote.
When determining compensation levels for the NEOs and senior management, we consider the following:
•Need to offer competitive compensation programs
•Executive’s performance and breadth of experience
•Executive’s current responsibilities and expected future contributions
•Overall economic environment and market conditions within the industry
•Internal equity
•Legal and contractual obligations
To support our compensation philosophy and approach, Eldorado targets compensation within a competitive range of the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company performance.

Pay for Performance
We operate in a cyclical and capital-intensive industry, and take a long-term view of building value for our shareholders. Our pay-for-performance program is designed to align the interests of our executives with the interests of our shareholders. This means executive compensation is weighted heavily towards variable performance-based incentive compensation that is tied to short-, medium- and long-term performance, as shown below.
•A large portion of our compensation is long term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the shareholder experience
•We incentivize short-term results that drive both near-term and long-term value-creation
•Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives

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CD&A
As illustrated in the graph to the right, the realizable compensation granted to our President & CEO for the three-year period ending December 31, 2022, is aligned with our relative TSR performance over that same period when compared to the most recently available information for our current peer group (as described below).
Specifically, our CEO three-year realizable compensation ranks at the 38th percentile against our peer group, and our three-year TSR ranks at the 60th percentile compared to our peer group.
A significant portion of the compensation is in the form of long-term incentive grants tied directly to our share price performance, designed to provide continued alignment with the shareholder experience.

Peer Group Selection
We benchmark executive compensation against a peer group of other mining companies to ensure our compensation programs continue to attract, motivate and retain key executive talent. We develop our peer group based on companies that have similar industry and operating characteristics with comparable revenue, market capitalization and asset sizes, generally defined as between one-half and two times our size.
In 2023, the Compensation Committee reviewed the peer group based on the following criteria:
•North American–listed and headquartered gold companies (with select metals and mining companies, as appropriate)
•Complexity of operations (e.g., international operations, complex jurisdictions, multiple mine sites)
•Comparable size and similar operating characteristics
As a result of the review, OceanaGold Corporation was added and Yamana Gold Inc. was removed from our peer group.
2023 Peer Group Percentile Ranking

2023 Peer Group (n = 15)
Alamos Gold Inc.	Dundee Precious Metals Inc.	IAMGOLD Corporation	Pan American Silver Corp.
B2Gold Corp.	Equinox Gold Corp.	Lundin Gold Inc.	SSR Mining Inc.
Centerra Gold Inc.	Hecla Mining Company	New Gold Inc.	Torex Gold Resources Inc.
Coeur Mining, Inc.	Hudbay Minerals Inc.	OceanaGold Corporation
In making compensation decisions, we consider the compensation levels at the peer group companies as well as our need to attract and retain the right leaders to deliver on our strategic business plan.
Notes:
(1)Market capitalization as of December 31, 2023, as reported in Standard & Poor’s Capital IQ.
(2)Assets and Revenue for FY2023, as reported in Standard & Poor’s Capital IQ.

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CD&A

Managing Compensation Risk
Our executive compensation programs link directly to the goals of our corporate strategy, and are designed to create appropriate incentives to increase long-term shareholder value, while not encouraging excessive or inappropriate risk-taking.
As part of their responsibilities associated with risk oversight, in 2023, the Compensation Committee engaged WTW to provide a compensation risk assessment update. The objectives of the review included:
•Reviewing existing executive compensation programs to identify policies and practices that could encourage inappropriately excessive risk-taking by an employee group or individual
•Summarizing key risk mitigating features within the executive compensation programs
•Identifying any risk arising from the existing executive compensation policies and practices, incentive goals, and variable pay plans that are likely to have a material adverse effect on the organization
Based on a review of the risk assessment update and the fact that no significant changes have been made, the Compensation Committee concluded that there are no significant risks arising from Eldorado’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

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CD&A
The following table highlights some of Eldorado’s compensation policies and practices.

What We Do

✓	Balanced compensation programs: balance between short- and long-term compensation discourages short-term risk-taking at the expense of long-term results
✓
Focus on the long term: a greater award opportunity derived from long-term incentives (“LTIs”) compared to short-term incentives (“STIs”), creating greater focus on sustained Company performance over time

✓	Mix of sufficiently challenging performance measures: used in the STIP to provide a balanced performance focus
✓	Use of maximums/caps in the STIP and PSU Plan (200% in each case)
✓
Clawback Policy: enables the Board to recoup short- and long-term incentive-based compensation in the event of a material restatement, a material revision, or serious misconduct recovery event that resulted in an overpayment of incentive-based compensation to current and former executive officers of the Company

✓	Link pay to performance: a significant portion of executive compensation is subject to the achievement of set performance criteria, and is at risk
✓	Significant share ownership requirements: the NEOs are required to hold a multiple of their base salaries in Eldorado equity, including common shares and restricted share units (“RSUs”)
✓	Double-trigger change of control: severance payments and the accelerated vesting of equity grants occur only on a qualifying termination following a change of control (e.g., double trigger)
✓	Maximum severance payout where severance is capped following a change of control to two times the executive’s base salary and STIP paid in the last 12 months
✓	Independent compensation consultants are engaged by the Compensation Committee to provide independent advice and attend all Compensation Committee meetings

What We Don’t Do

✘	No loans provided to executives
✘	No guaranteed minimum payouts on STIs or guaranteed vesting levels for PSUs
✘	No option repricing
✘	No gross-up payments to cover personal income taxes that pertain to executive or severance benefits
✘	No excessive perquisites for executives
✘	No hedging by insiders

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CD&A
Clawback Policy
In early 2022, Eldorado amended its Clawback Policy, first introduced in 2016, to expand its coverage significantly. The expanded Clawback Policy enables the Board to seek recovery of short- and long-term incentive-based compensation reasonably promptly after a material restatement, or within 12 months of a material revision, or serious misconduct recovery event that resulted in an overpayment of incentive-based compensation to current and former executive officers of the Company. The Clawback Policy provides for recovery of short- and long-term incentive-based compensation, whether paid in cash or in equity, received within the three-year period preceding the date on which the Company is required to prepare the material restatement or material revision or the date of the serious misconduct recovery event. In October 2023, further minor updates were made to the Clawback Policy to align it with the New York Stock Exchange’s new clawback listing standards.
Application of the Clawback Policy includes:
•Material restatement: An event where the Company is required to prepare an accounting restatement of the Company’s previously issued financial statements due to material non-compliance with any financial reporting requirement under applicable U.S. federal securities laws or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
•Material revision: An event where the Company is required to make similar material revisions to other previously reported performance indicators upon which incentive-based compensation is based
•Serious misconduct recovery event: An event where the Compensation Committee determines that an officer engaged in serious misconduct, which includes fraud or intentional and/or reckless non-compliance with applicable laws or material violations of the Company’s Code of Business Conduct and Ethics or other intentional conduct that causes material damage to the Company or its reputation
With respect to a material restatement or a material revision, the amount of overpayment subject to recovery under the Clawback Policy is the difference between the amount of incentive-based compensation that the executive officer received and the amount of incentive-based compensation that the executive officer would have received if such compensation had been based on the restated financial results or revised performance indicators.
With respect to a serious misconduct recovery event, the amount of overpayment subject to recovery under the Clawback Policy is determined by the Board in its sole discretion.
In addition to seeking recovery of incentive-based compensation, the Board may dismiss the executive officer, authorize legal action for breach of fiduciary duty, or take other action to enforce the executive officer’s obligations to the Company. Eldorado will continue to review the Clawback Policy in accordance with applicable laws and regulations.

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CD&A
Executive Equity Ownership
The President & CEO is required to own at least three times their annual base salary and other executive officers at least two times their annual base salary in Eldorado equity, including common shares and vested or unvested RSUs. Unvested PSUs are not included in this calculation. We measure the value of equity holdings at the higher of the value at acquisition date or fair market value at December 31 of the reporting year. Equity ownership must be achieved within five years of appointment.
While not a requirement, we note our President & CEO owns more than two times his total direct compensation in common shares of Eldorado and owns total equity more than 13 times salary, aligned with shareholder interests.
The table below summarizes the equity holdings of our NEOs as of December 31, 2023.

		Common shares		RSUs				Equity ownership
NEOs(1)	Base salary (CDN$)	Units(2)	Value(3) (CDN$)	Units(4)	Value(3) (CDN$)	Total equity holdings units(5)	Total market value(3)	Cost at issue date (CDN$)	Equity ownership value(6) (CDN$)	Multiple of salary(7)	Achieved(8)
George Burns	1,060,800	739,150	12,713,380	79,462	1,366,746	818,612	14,080,126	7,575,038	14,080,126	13.3	Yes
Paul Ferneyhough(1)	468,000	8,148	140,146	13,779	236,999	21,927	377,145	299,811	377,145	0.8	On track
Frank Herbert	450,000	4,508	77,538	11,123	191,316	15,631	268,854	229,278	268,854	0.6	On track
Philip Yee(8)	551,800	446,656	7,682,483	28,083	483,028	474,739	8,165,511	3,982,289	8,165,511	14.8	Yes
Joseph Dick(8)	619,400	104,805	1,802,646	29,447	506,488	134,252	2,309,134	1,606,766	2,309,134	3.7	Yes
Lisa Ower(8)	450,000	—	—	21,543	370,540	21,543	370,540	310,441	370,540	0.8	On track
Notes:
(1)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, his ownership equity has been disclosed above due to his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(2)Outstanding common shares as of December 31, 2023.
(3)Based on the fair market value at December 31, 2023 (CDN$17.20).
(4)Vested and unvested RSUs as of December 31, 2023.
(5)Total units of common shares and RSUs.
(6)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20).
(7)Based on base salary at December 31, 2023.
(8)Mr. Ferneyhough and Mr. Herbert are on track to meet ownership requirements and have until January 2029 and January 2028, respectively, to meet their ownership requirements. Mr. Yee and Ms. Ower departed the Company, effective January 2, 2024, and no longer have an ownership requirement. Mr. Dick ceased to be an executive officer, effective February 29, 2024, and no longer has an ownership requirement.

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CD&A
Determining Compensation

Role of the Compensation Committee
Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies to assess the following:
•Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills
•Appropriateness of compensation programs based on peer practices, current market conditions, and the views of our shareholders
•The competitiveness of compensation for directors and executives
•The total compensation for our senior executives and whether the components are applied appropriately
Annually, the Compensation Committee reviews all compensation programs related to our NEOs and other officers, and considers recommendations from the President & CEO for cash-based and equity-based compensation for the executive team as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the President & CEO, and makes its recommendations to the Board for the compensation of the President & CEO and other NEOs. In 2022, the Committee reviewed the results of the inaugural global gender pay-equity review, which indicated an adjusted pay gap of less than 2% in most jurisdictions. The Company is now taking remediation steps to close gaps where they exist, will continue to examine pay practices to further reduce systemic bias, and will measure our progress in future years.
The Board is responsible for reviewing and approving compensation levels for the NEOs, including the President & CEO.
Over the past several years, Compensation Committee representatives, who are all independent directors, have periodically engaged with shareholders to receive their input and comments on the Company’s compensation approach and outcomes. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.
Role of the President & CEO
Eldorado’s President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to the following:
•Annual business goals and objectives for the Short-term Incentive Plan (“STIP”) and the Long-term Incentive Plan (“LTIP”) programs
•Base salary adjustments, STI and LTI targets, and actual awards for Eldorado’s NEOs and other officers, excluding the
President & CEO
•Company-wide equity-based compensation for senior managers
•Adjustments to compensation program’s design and structure
The Compensation Committee takes into account the recommendations of the President & CEO prior to making its recommendations to the Board. The President & CEO does not recommend their own compensation.

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Role of Independent Compensation Consultants
The Compensation Committee engages independent compensation consultants, who provide no other work for the Company, to advise on executive and director compensation matters. In 2023, the Compensation Committee reviewed the independent compensation consultant who advises the Committee on executive and director compensation. The Committee conducted a request-for-proposal process and evaluated several potential independent consultants. Effective December 2023, the Committee appointed Meridian Compensation Partners as its new advisor. Prior to this change (and from 2016 to December 2023), the Company retained WTW in connection with the review and update of its executive and director compensation program.
In 2023, WTW:
•Commented on various incentive design- and governance-related trends within the mining industry and more broadly
•Reviewed the peer group used for executive and director compensation purposes
•Conducted a compensation risk assessment
•Conducted an executive compensation review
•Provided assistance related to proxy disclosure
•Attended all Compensation Committee meetings up to and including October 2023

In 2023, Meridian Compensation Partners:
•Attended the Compensation Committee meeting in December 2023
•Provided input on CEO pay for 2024
The Compensation Committee considers the data and advice of its advisors as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.
In 2023 and 2022, we paid the following amounts to consultants for services related to advice on compensation for the directors and executive officers:

Executive compensation-related fees (CDN$)	2023	2022
WTW	203,705	194,850
Mercer	21,535	39,350
Meridian	27,708	—
Total	$252,948	$234,200
All other fees (CDN$)
Mercer (non-executive work)	44,649	19,889
Total	$44,649	$19,889
Combined total	$297,597	$254,089
No other fees for services not related to executive and director compensation matters have been billed by the compensation consultants or any of their affiliates. All services provided to the Company at the request of management by WTW or Meridian Compensation Partners must be pre-approved by the Compensation Committee.
From time to time, management engages other compensation consultants to support executive and non-executive compensation-related practices. In 2023, Mercer provided market data for executive and non-executive compensation benchmarking.

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Compensation Components and 2023 Compensation Decisions
Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.
One of the key governing principles of Eldorado’s compensation objectives is to align compensation with shareholder interests. With this in mind, Eldorado allocates a significant portion of total compensation in equity for NEOs. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short and medium term.
Eldorado targets within a competitive range of the 50th percentile of our peer group on the compensation elements, which are shown below.

Summary of Compensation Components

	FIXED	VARIABLE

Components	CASH		EQUITY

	Salary	Short-term Incentive Plan	Long-term Incentive Plan

Purpose	Compensates executives for leadership and management skills and the degree of accountability in their roles	Rewards executives for their contribution to the achievement of near-term strategic goals and objectives that drive longer-term shareholder value	Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years

Detail	Makeup	Corporate Objectives	Performance Share Units	Restricted Share Units	Options

	Weighting	CEO: 100% Corporate EVPs: 100% Corporate	50%	25%	25%

	Target amount	CEO: 115% of salary EVPs: 80% of salary	CEO: 220% of salary EVPs: 150% of salary

	Outcomes	0–2X target	Performance 0–2X	1X	1X

Performance Period	1 Year	1 Year	3 Years Cliff vests	3 Years Vests one-third each year	5 Years Vests one-third each year (expires after 5)

Measures	Assessed performance Reference to peer group	•30% ESG: Safety, Sustainability, Governance & People •33% Operational Execution •37% Growth & Strategic Focus	Three-year relative TSR vs. PSU peer group performance (absolute TSR modifier) Tracks share price performance	Tracks share price performance	Requires share price increase above the exercise price at grant to realize any value
Eldorado also provides a Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) that provides an important source of income at retirement and is a retention tool. Details on the program can be found on page 86.

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Compensation Components
The following is a time-based visual representation of the compensation components that make up the total compensation package for our NEOs.
Base Salary
We aim to establish the base salary component as a competitive foundation for our executive compensation program, and we seek to be responsive to changing market conditions.
When determining base salaries, factors such as the executive’s experience, responsibility, proven or expected performance, scope of role, employment market conditions and competitiveness when compared to similar positions in Eldorado’s peer group are considered.
Our compensation philosophy targets base salaries within a competitive range of the 50th percentile of Eldorado’s peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles and to attract and retain the best talent.

NEOs	2023 (CDN$)	% Change	2022 (CDN$)
George Burns	1,060,800	4.0	1,020,000
Paul Ferneyhough(1)	468,000	11.9	418,200
Frank Herbert	450,000	—	—
Philip Yee(2)	551,800	4.0	530,604
Joseph Dick(3)	619,400	10.2	561,816
Lisa Ower(4)	450,000	10.2	408,408
Notes:
(1)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, his base salary history has been disclosed above due to his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024. The salary reported for Mr. Ferneyhough does not reflect compensation paid in his capacity as Executive Vice President & Chief Financial Officer.
(2)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(3)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024. He was located in Amsterdam and his salary for the period was converted from Canadian dollars to euros using the monthly average exchange rate.
(4)Ms. Ower ceased to be the Executive Vice President & Chief People Officer & External Affairs, effective January 2, 2024.

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Short-term Incentive Plan
The Short-term Incentive Plan (“STIP”) is an annual cash award designed to incentivize and reward personnel for achieving near-term goals set by the Board, Compensation Committee and the executive team, which are seen as critical to advancing Eldorado’s strategic goals and objectives. Given the life cycle of assets in the mining industry, it may be a number of years before these achievements are reflected in the Company’s operating and financial results.
In 2023, in order to support the next phase of our development, we emphasized corporate performance in the 2023 STIP. To do this, the Board and CEO approved a change to the senior executives’ STIP design that aligns short-term incentive awards with corporate achievement in the year by eliminating the individual component. Beginning with the 2023 performance year, 100% of the STIP achievement is now directly linked to corporate performance for the CEO and other senior executives. We are able to assess the output of the team as a whole using the Corporate Scorecard (as defined below), which defines our success. This change shifts the focus of our executive team to sharing joint responsibility for Eldorado achieving the corporate objectives.
Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that encourage both initiative and performance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.
While the STIP is based on a one-year performance period, the STIP goals align with operational, financial and strategic objectives to build long-term shareholder value. The combination of the STIP program along with the LTIP program, described in the following pages, is intended to motivate our team to achieve current year STIP targets without taking excessive risks or compromising future performance.
The STIP award is calculated as follows:
The table below shows the 2023 target award levels and framework for each of the NEOs.

NEOs	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)
George Burns(1)	115	0–230	100
Paul Ferneyhough(2)	80	0–160	100
Frank Herbert	80	0–160	100
Philip Yee(3)	80	0–160	100
Joseph Dick(4)	80	0–160	100
Lisa Ower(5)	80	0–160	100
Notes:
(1)Mr. Burns’ 2023 STIP target was increased to 115% of salary from 100% to better align his total cash and total direct compensation with market.
(2)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, his STIP target award level and framework have been disclosed above due to his new appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(3)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(4)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024.
(5)Ms. Ower ceased to be the Executive Vice President & Chief People Officer & External Affairs, effective January 2, 2024.

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2023 Corporate Objectives Results
In 2023, Eldorado secured financing to develop the Skouries project in Greece, delivered production that came in line with our guidance range, actively managed costs, and continued to drive environmental, social and governance performance throughout the Company. The following section provides an overview of our 2023 Corporate Scorecard (the “Corporate Scorecard”) and a summary of achievements. On the following page, details on each goal and our final Corporate Score for 2023 are provided.

ESG: Safety, Sustainability, Governance and People 30%	Operating safely and sustainably and developing our people are key components of Eldorado’s strategy. We continually look for ways to minimize safety incidents, maintain a strong safety and sustainability culture, and invest in our people.

•Safety: In 2023, we continued to focus on health and safety corrective actions across the organization. We’ve made significant improvement reducing PFO (-23%) and LTIFR (-45%) in our operations compared to prior years, with a slight increase in TRIFR across the organization when compared to last year. We will continue to proactively improve workplace health and safety year over year.
•Sustainability: We continued to strengthen our Sustainability Integrated Management System (“SIMS”), which is a global framework that outlines a common set of minimum-performance standards across Eldorado. Our sustainability goals in 2023 also included advancing our Climate Change Strategy and publishing a Task Force on Climate-Related Financial Disclosures (“TCFD”) report.
•No fatalities and no major social or major environmental incidents: No negative modifiers to the outcomes were applied.

Operational Execution 33%	Operational excellence and operating profitable mines is critical to Eldorado’s ongoing success.

•Total gold produced: Total gold production was 485,139 ounces, which was below target. This lower gold production was due to delays in projects at Olympias and Lamaque.
•All-in sustaining cost (“AISC”)(1): $1,220 per ounce sold in 2023, not at target was within our guidance range.
•Operating cash flow(1): $383 million in 2023, well ahead of our target ($309 million) for the year.

Growth and Strategic Focus 37%	Growing and optimizing our operations and projects and maintaining our reserves and resources are essential to Eldorado’s growth and value-creation.

•Greece:
•Olympias: Continued to progress transformation.
•Skouries: Progressed the project to 70% completion.
•Balance sheet flexibility: Added flexibility to the balance sheet through the completion of the bought deal and European Bank for Reconstruction and Development financings.
•Technical studies: Initiated and advanced several critical technical studies across the portfolio.
•Resources: The Company successfully met our resources targets for 2023 with the addition of measured and indicated and inferred ounces.

Note:
(1)These ratios are non-IFRS ratios. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 110 in this Circular for explanations and discussion of these non-IFRS ratios.

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2023 Corporate Objectives Results

	Objective	Threshold	Target	Challenge	Result	Weighting (%)	Score	Achievement level (%)
ESG: Safety, Sustainability, Governance and People (30%)
Reduce LTIFR	Operations	1.19	1.07	0.95	0.44	5	1.60	8.0
	Skouries	1.00	0.75	0.50	1.84
Reduce TRIFR	Operations	4.67	4.20	3.74	4.85	5	0.85	4.3
	Skouries	6.00	4.50	3.38	4.59
	Leadership safety engagement	Leading indicator of engagement from all levels of Eldorado leadership; Executive leadership demonstrated through PFO investigation and follow-up				5	1.20	6.0
	Sustainability	Progressed implementation of our SIMS and Climate Change Strategy				10	2.00	20.0
	Skouries capabilities	Skouries operational readiness				5	1.00	5.0
	Modifier: zero fatalities, zero major environmental and social incidents	Achieved, no negative modifier applied
Operational Execution (33%)
	Total gold produced (oz)	463,496	514,995	566,495	485,139	15	0.80	12.0
	AISC (USD$/oz)(1)	$1,348	$1,172	$1,055	$1,220	9	0.64	5.8
	Operating cash flow (as a % of budget)(1)	87%	97%	107%	124%	9	2.00	18.0
Our Future: Growth and Strategic Focus of Eldorado (37%)
	Olympias transformation	Key milestones towards operating-initiative implementation designed to improve productivity were delivered on budget				7	0.94	6.6
	Skouries	Progress the strategic Skouries project				15	1.00	15.0
	Balance sheet flexibility	Advance opportunities to add flexibility to the balance sheet				5	2.00	10.0
	Technical studies	Continue to grow value across the portfolio by advancing numerous critical technical studies				5	1.00	5.0
	Target resources	Exceeded target on addition of measured and indicated and inferred ounces				5	1.00	5.0
Corporate score								121
Note:
(1)These ratios are non-IFRS ratios. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 110 in this Circular for explanations and discussion of these non-IFRS ratios.

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2023 STIP Awards
The table below shows the actual STIP awards for the year ended December 31, 2023.

			Corporate performance
NEOs	2023 Base salary (CDN$)	Target STIP (% of salary)	Weight (%)	Score	Achievement level (%)	STIP payout (achievement level × target award) (% of salary)	2023 STIP award (CDN$)
George Burns(1)	1,060,800	115	100	1.21	121	139	1,476,103
Paul Ferneyhough(2)	468,000	80	100	1.21	121	78	365,962
Frank Herbert	450,000	80	100	1.21	121	97	435,600
Philip Yee(3)	551,800	80	100	1.21	121	97	534,142
Joseph Dick(4)	619,400	80	100	1.21	121	95	588,254
Lisa Ower(5)	450,000	80	100	1.28	128	100	452,164
Total payout						$3,852,225
Notes:
(1)Mr. Burns’ 2023 STIP target was increased to 115% of salary from 100% to better align his total cash and total direct compensation with market.
(2)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, his 2023 STIP award calculation has been disclosed above due to his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024; it does not reflect compensation paid in his capacity as Executive Vice President & Chief Financial Officer.
(3)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024. His 2023 STIP reflects the value earned in the year, and final STIP payout is based on final corporate achievement of 121%.
(4)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024. His 2023 STIP reflects the value earned in the year, and final STIP payout is based on final corporate achievement of 121%.
(5)Ms. Ower ceased to be the Executive Vice President & Chief People Officer & External Affairs, effective January 2, 2024. Ms. Ower’s departure payment included her 2023 STIP, which reflected the estimated corporate achievement at the time of her departure of 128%.

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Long-term Incentive Plan
Long-term incentives (“LTIs”) align the experience of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Eldorado’s share price. LTIs encourage our executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in future value-creation. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance. Previous grants are not directly taken into account, but may be considered when determining the annual PSU, RSU and stock option awards.
The value of LTIs will increase or decrease reflecting the executive team’s achievement of short- and long-term objectives that impact share price performance over the vesting period for these incentives.
Target LTI Award and Mix
Eldorado’s target LTI award value and mix comprises PSUs (50%), RSUs (25%) and Options (25%). The mix, vesting and expiry periods align with industry best practices and good governance.
Vesting Terms and Conditions
The vesting terms and conditions of each form of LTI are summarized in the following table.

	Performance Share Units (“PSUs”)	Restricted Share Units (“RSUs”)	Stock Options
Determining the number of units granted	PSU grant value divided by closing share price on day prior to grant	RSU grant value divided by closing share price on day prior to grant	Stock option grant value divided by Black–Scholes value
Vesting	Vests on the third anniversary of the grant date if performance-vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years
Equity ownership requirements	Not included	Included	Not included

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Performance Share Units
PSUs can be granted from the PSU Plan or RSU Plan (with specific performance criteria attached at grant). PSUs align the interests of NEOs with Eldorado’s long-term performance by providing compensation that is conditional on the achievement of pre-determined performance criteria.
PSUs cliff vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado’s relative Total Shareholder Return (“relative TSR”) performance over the three-year performance period and the three-year absolute Total Shareholder Return (“absolute TSR”) cap.
While PSUs can be settled in cash or shares under the terms of the Plan, the Board has determined that all PSUs that have vested have been settled in shares. The number of PSUs that are earned and redeemed is calculated as follows:
In 2022, the Board reviewed and approved a change to the methodology used to evaluate relative TSR performance. Beginning for PSUs granted in 2023, a percentile rank approach will be used to evaluate relative PSU performance, consistent with the approach used by a majority of our peers. Prior to each grant, the Board approves the PSU peer group, which consists of a subset of companies within the TSX Global Gold Index (generally excluding royalties, streaming companies, and non-producers). Performance of each company will be measured over the three-year performance period using a 20-day volume-weighted average price (“VWAP”) to measure the starting and ending performance of each peer. Eldorado’s performance over the same three-year period will be measured as a percentile of the peer group. The Board back tested the past relative TSR results to determine that outcomes are likely to be reasonable when considered against past outcomes. The new approach results in increased consistency in evaluation and an easier-to-understand method, thereby increasing participant engagement in the plan and retention. The following evaluation scale will be used to determine the PSU multiplier for PSUs granted starting in 2023.
Relative TSR Measurement
The following chart represents the new relative TSR achievement and payout levels that were recently approved by the Board for PSU grants starting in 2023. This chart represents a market-typical PSU payout of 100% at P50, no payout for achievement below P25, and 200% payout for achievement of P75 or higher.
PSU Achievement

Relative Performance Required	Three-year Relative TSR Multiplier
Three-year Absolute
TSR Constraint
The three-year relative TSR multiplier will be capped at 100% if Eldorado’s three-year absolute TSR is negative over the performance period, even if our TSR performance is better than our peers.

<25th percentile	0%
25th percentile	50%
Between 25th and 50th percentile	Linear interpolation
50th percentile	100%
Between 50th and 75th percentile	Linear interpolation
≥75th percentile	200%

Why Relative TSR?
Relative TSR compares our share price performance to the constituents of the PSU peer group, which includes many of the companies in the S&P/TSX Global Gold Index; this provides a clear indication of our performance compared to that of our peers within the same commodity price environment over the same time period.

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The following PSU performance peer group was approved by the Board in early 2023 to evaluate relative TSR performance over the 2023 to 2026 performance period. All constituents of the TSX Global Gold Index were included except for royalty, streaming and non-producing companies, which were removed.

2023 Peer Group (n = 30)
Agnico Eagle Mines Limited	Compañía de Minas Buenaventura	IAMGOLD Corporation	Orla Mining Ltd.
Alamos Gold Inc.	DRDGOLD Limited Gold	K92 Mining Inc.	SSR Mining Inc.
AngloGold Ashanti Limited	Dundee Precious Metals Inc.	Karora Resources Inc.	Torex Gold Resources Inc.
Aris Mining Corporation	Endeavour Mining plc.	Kinross Gold Corporation	Victoria Gold Corp.
B2Gold Corp.	Equinox Gold Corp.	Lundin Gold Inc.	Wesdome Gold Mines Ltd.
Barrick Gold Corporation	Gold Fields Limited	New Gold Inc.	Yamana Gold Inc.(1)
Centerra Gold Inc.	Harmony Gold Mining Company	Newmont Corporation
Coeur Mining, Inc.	i-80 Gold Corp.	OceanaGold Corporation
Note:
(1)Effective March 31, 2023, Yamana Gold Inc. has been acquired by Pan American Silver Corp.
The former relative TSR evaluation method will continue to be used to evaluate relative TSR performance for PSUs granted in 2022 and prior. The former evaluation method is calculated as follows:

Relative Performance Required	Three-year Relative TSR Multiplier	Eldorado’s three-year relative TSR performance over the three years ended March 5, 2023, resulted in a 200% PSU performance multiplier. Absolute TSR was 3.57% over the period.
≤75% of S&P/TSX Global Gold Index	0%
Between 75% and 100% of Index	Linear interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear interpolation
≥150% of Index	200%
In 2023, the Board approved the PSU achievement and subsequent redemption of PSUs vested on March 5, 2023. Eldorado’s TSR over the three-year performance period ended March 5, 2023, was 3.57% compared to the S&P/TSX Global Index TSR of 0.38% over the same period, resulting in a three-year relative TSR performance of 939% of the S&P/TSX Global Index, which resulted in 200% PSU achievement. The Board determined that the PSUs vested in 2023 would be settled in shares.
Looking Ahead to 2024
Long-term Incentive Plan
Based on feedback from shareholders, the Compensation Committee has been exploring the potential use of a second PSU metric. In 2024, with the support of Meridian, the Committee approved the addition of a climate metric within the PSU scorecard. The climate metric will represent 10% of the PSU scorecard for PSUs granted in 2024 and details of this metric will be further disclosed next year.
Restricted Share Units
The RSU Plan promotes share ownership in the Company and serves as a retention incentive for our NEOs. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant; in this way, the experience of our executives is linked to that of our shareholders.
RSU awards typically vest in three tranches over three years.
Stock Options
Stock options link the experience of our executives to that of our shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on share price appreciation.

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Stock options vest in three tranches over a three-year period and expire after five years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return shareholder value, and it also acts as a retention tool.
2023 Long-term Incentives
The table below shows the number of units and value of LTIs awarded to the NEOs for 2023. LTIs form part of the annual compensation package for executives and are granted annually in the first quarter.
Commencing with this 2024 Statement of Executive Compensation, share- and option-based awards are recognized and disclosed as granted in the year of service (i.e., share- and option-based awards granted in the first quarter of 2023 are considered 2023 compensation). Previously share- and option-based awards were recognized as granted following the year of service (i.e., share- and option-based awards granted in the first quarter of 2023 were considered 2022 compensation). The values stated in the table below reflect this new methodology.

		PSUs(1)		RSUs(1)		Stock options(2)
NEOs	LTI target (% of salary)	Number granted	Value (CDN$)	Number granted	Value (CDN$)	Number granted	Value (CDN$)
George Burns	220%	76,920	1,166,876	38,460	583,438	105,887	583,437
Paul Ferneyhough(3)	120%	17,545	266,158	8,772	133,071	24,152	133,078
Frank Herbert	150%	22,247	337,487	11,123	168,736	30,626	168,749
Philip Yee(4)	150%	27,280	413,838	13,640	206,919	37,554	206,923
Joseph Dick(5)	150%	28,887	438,216	14,443	219,100	39,766	219,111
Lisa Ower(6)	150%	20,997	318,524	10,498	159,255	28,904	159,261
Notes:
(1)PSUs and RSUs were granted on May 2, 2023. The number of PSUs and RSUs granted was determined based on the closing share price per Eldorado common share on the TSX, as at the close of trade on May 1, 2023 ($15.17).
(2)Stock options were granted on May 2, 2023, at an exercise price of CDN$15.17, the closing share price per Eldorado common share on the TSX on May 1, 2023. The value of stock option grants is based on the Black–Scholes method.
(3)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, his 2023 LTI award has been disclosed above due to his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024; it does not reflect compensation paid in his capacity as Executive Vice President & Chief Financial Officer.
(4)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(5)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024.
(6)Ms. Ower ceased to be the Executive Vice President & Chief People Officer & External Affairs, effective January 2, 2024.

Defined Contribution Supplemental Executive Retirement Plan
In 2017, Eldorado introduced a DC SERP for the President & CEO and other designated executive officers in Canada to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP. The Company has no other pension or deferred compensation plans.
The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the Income Tax Act (Canada) (“Tax Act”) on annual registered retirement savings plan (“RRSP”) contributions. For the purpose of the Tax Act, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.
DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target STIP award, depending on the executive, less contributions to an RRSP. Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination, with or without cause, subject to the executive meeting a required vesting period of up to five years of service.
The DC SERP is funded on an annual basis, and the Company has elected for the funds to be invested by an investment manager. The investment risks and rewards are assumed by each participant and not by the Company.

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During the year ended December 31, 2023, a total of CDN$536,516 was accumulated in contributions on behalf of Mr. Burns,
Mr. Herbert, Mr. Yee, and Ms. Ower. Accumulated pension benefits under the DC SERP (up to and including 2023) and annual RRSP contributions are as follows:

NEOs(1)	Accumulated value at start of year (CDN$)	2023 Compensatory change(2)(3) (CDN$)	Accumulated value at end of year (CDN$)
George Burns	1,787,000	318,240	2,105,240
Paul Ferneyhough(4)	—	38,045	38,045
Frank Herbert	—	81,000	81,000
Philip Yee(5)	396,290	55,180	451,470
Lisa Ower(6)	159,441	44,051	203,492
Notes:
(1)Mr. Dick was not eligible to participate in the DC SERP.
(2)SERP benefits are fully vested following a five-year vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.
(3)This amount excludes the annual return value.
(4)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, his DC SERP has been disclosed above due to his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024; it does not reflect compensation paid in his capacity as Executive Vice President & Chief Financial Officer.
(5)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024. The compensatory change reflects the
DC SERP value earned in 2023.
(6)Ms. Ower ceased to be the Executive Vice President & Chief People Officer & External Affairs, effective January 2, 2024. The compensatory change reflects the DC SERP value earned in 2023.

Perquisites and Benefits
NEOs receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.
None of the NEOs received perquisites which, in the aggregate, were worth more than CDN$50,000, or 10%, of the respective executive officer’s salary. Mr. Burns, Mr. Yee, Ms. Ower and Mr. Ferneyhough received benefits in the form of parking and an annual health assessment. Mr. Burns also received a club membership. Due to being located in the Netherlands, Mr. Dick received a monthly housing allowance in lieu of a pension plan, an 8% holiday allowance, and the customary 13th-month salary paid in the Netherlands.
In 2019, the Company launched an Employee Share Purchase Plan (“ESPP”) in Canada to encourage all full-time employees, including executives, to purchase common shares of the Company. The common shares subject to the ESPP are purchased through the open market and are not issued through treasury. Eligible employees may contribute up to 10% of their annual base salary through payroll deductions. The Company makes a matching contribution equal to 50% of the participant’s contributions up to an annual maximum of $10,000. Participation in the ESPP is voluntary.

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Current Named Executive Officers
The following biographies provide an overview of each active Named Executive Officer’s (“NEO’s”) role, responsibilities, 2021–2023 total compensation with year over year comparisons, performance-based compensation and equity ownership. For more detailed information on total compensation for NEOs, please see page 93. For their pay mix, see page 69, and for equity ownership requirements, see page 74. Mr. Ferneyhough was not a NEO for the most recently completed financial year, although his biography is included below because he will be a NEO for the current fiscal year following his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024. Mr. Ferneyhough’s compensation below reflects his 2021–2023 total compensation with year over year comparisons, performance-based compensation and equity ownership, prior to his appointment as Executive Vice President & Chief Financial Officer. Biographies of Mr. Yee and Ms. Ower have not been included below because each departed the Company following the end of the fiscal year ended 2023. A biography for Mr. Dick has not been included because he retired from his executive officer position on February 29, 2024, and will continue to work on an intermittent basis in an advisory capacity through 2024.

George Burns
President and Chief Executive Officer
Mr. Burns joined Eldorado on February 1, 2017, and assumed the role of President and Chief Executive Officer on April 28, 2017. Prior to joining us, Mr. Burns was Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States, respectively. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.
Mr. Burns has over 30 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr. Burns has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

Time with Eldorado >7 years	Time in industry >30 years

COMPENSATION

As at December 31 (CDN$)	2023	2022	2021
Base salary	1,060,800	1,020,000	1,020,000
Short-term incentive(1)	1,476,103	989,400	1,296,420
Share-based award	1,750,315	1,682,984	1,682,989
Options	583,437	561,000	561,000
DC SERP/Other	318,240	306,000	306,000
Total direct compensation	$5,188,895	$4,559,384	$4,866,409
Change from last year	14%	-6%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement
3 x base salary	$3,182,400	$14,080,126	Yes

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Paul Ferneyhough
Executive Vice President and Chief Financial Officer
Mr. Ferneyhough was appointed Executive Vice President and Chief Financial Officer at Eldorado Gold in January 2024. Mr. Ferneyhough joined the Company in May 2021. Effective November 1, 2023,
Mr. Ferneyhough was promoted to Executive Vice President, Chief Strategy and Commercial Officer. Previously, he served as Senior Vice President, Chief Strategy and Commercial Officer, and prior to that, Senior Vice President, Chief Growth and Integration Officer.

Before joining Eldorado Gold, Mr. Ferneyhough spent nearly two decades with Repsol SA (and Talisman Energy), most recently as Executive Director, leading Repsol’s North American upstream oil and gas division. He also held progressively senior leadership roles in corporate, line and functional areas including finance, investor relations, strategy, commercial, planning, and business performance management. Mr. Ferneyhough is a Qualified Chartered Accountant (ICAEW) and has a bachelor of science (Hons) in physics from Durham University, United Kingdom.

Time with Eldorado >2 years	Time in industry >2 years

COMPENSATION

As at December 31 (CDN$)	2023(1)(2)	2022	2021(3)(4)
Base salary	447,304	418,200	240,720
Short-term incentive	365,962	392,794	359,908
Share-based award	399,229	313,632	199,996
Options	133,078	104,549	—
DC SERP/Other	38,045	—	—
Total direct compensation	$1,383,618	$1,229,175	$800,624
Change from last year	13%	54%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value(5)	Total ownership value(6)	Meets ownership requirement(7)
2 x base salary	$936,000	$377,145	On track

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Frank Herbert
Executive VP, General Counsel and Chief Compliance Officer
Mr. Herbert formally assumed the role of Executive Vice President, General Counsel and Chief Compliance Officer, effective January 1, 2023. Prior to joining Eldorado, Mr. Herbert held various senior legal positions in the mining industry including serving as an independent consultant for a mid-tier Canadian gold producer and a 13-year tenure at Centerra Gold Inc. where his most recent role was President, General Counsel and Corporate Secretary. Prior to his in-house roles, Mr. Herbert was in private practice for over 15 years at major Canadian law firms, where his practice focused on mining and corporate matters. Mr. Herbert also has extensive experience working with the investment community and analysts in Europe and North America as well as with local and international media. He holds a BA in History and English from the University of Toronto and Bachelor of Laws from Queen’s University.

Time with Eldorado >1 year	Time in industry >20 years

COMPENSATION

As at December 31 (CDN$)	2023(1)	2022	2021
Base salary	450,000	—	—
Short-term incentive	435,600	—	—
Share-based award	506,223	—	—
Options	168,749	—	—
DC SERP/Other	81,000	—	—
Total direct compensation	$1,641,572	$—	$—
Change from last year	—

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement(3)
2 x base salary	$900,000	$268,854	On track

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Notes from the NEO biographies
George Burns:
(1)The Committee reviewed executive compensation at the end of the year and determined Mr. Burns’ salary is aligned with market, but to better align total cash and total direct compensation with market, the Committee approved an increase to Mr. Burns’ STIP target to 115% from 100%.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on executive equity ownership, see page 74.
Paul Ferneyhough:
(1)Represents compensation earned throughout 2023 while Mr. Ferneyhough was the Executive Vice President, Chief Strategy and Commercial Officer, and prior to that as Senior Vice President, Chief Strategy and Commercial Officer.
(2)The 2023 compensation does not reflect Mr. Ferneyhough’s appointment to Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(3)Mr. Ferneyhough joined Eldorado in May 2021.
(4)Mr. Ferneyhough’s 2021 share-based awards include a $200,000 on-hire award.
(5)The ownership requirement value does not reflect Mr. Ferneyhough’s appointment to Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(6)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on executive equity ownership, see page 74.
(7)Mr. Ferneyhough is on track to meet the ownership requirements and has until January 2029 to meet his ownership requirement.
Frank Herbert:
(1)Mr. Herbert joined Eldorado in January 2023.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2023 (CDN$17.20). For more information on executive equity ownership, see page 74.
(3)Mr. Herbert is on track to meet the ownership requirement and has until January 2028 to meet his ownership requirement.

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Compensation Tables and Disclosures

Shareholder Return
The graphs below show the change in value of $100 invested in our common shares over a five-year period (between December 31, 2018 and December 31, 2023) and over a one-year period (between December 31, 2022 and December 31, 2023), compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.
Source: Bloomberg

As at December 31	2018	2019	2020	2021	2022	2023
Eldorado Gold Corp.	100	261	422	297	283	430
S&P/TSX Global Gold Index	100	141	173	163	159	167
S&P/TSX Composite Index	100	123	130	162	153	171

Cumulative total shareholder return (%)	2019	2020	2021	2022	Five-year (2023)	Five-year CAGR(1)
Eldorado Gold Corp.	160.75	321.75	196.50	183.25	330.00	33.87
S&P/TSX Global Gold Index	41.31	72.53	63.34	59.40	66.71	10.76
S&P/TSX Composite Index	22.89	29.78	62.42	53.08	71.18	11.35
Note:
(1)Compound annual growth rate (“CAGR”).
A significant portion of the Company’s executive compensation is in the form of equity, with the value ultimately realized tied directly to our share price performance, providing alignment with the shareholder experience.

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Summary Compensation Table
The table below shows the total compensation earned by our NEOs during the last three financial years ended December 31, 2021, 2022 and 2023. Mr. Ferneyhough is included in the table below as he was appointed as Executive Vice President & Chief Financial Officer effective January 2, 2024; however, he is not considered a NEO for the 2023 fiscal year.

Principal name and position	Year	Salary(1) (CDN$)	Share- based awards (2)(3)(4) (CDN$)	Option- based awards (2)(5) (CDN$)	Non-equity incentive plan compensation (6)(7)(8) (CDN$)	Pension value(9) (CDN$)	Other compensation (CDN$)	Total compensation (CDN$)
George Burns(7) President & CEO	2023	1,060,800	1,750,315	583,437	1,476,103	318,240	—	5,188,895
	2022	1,020,000	1,682,984	561,000	989,400	306,000	—	4,559,384
	2021	1,020,000	1,682,989	561,000	1,296,420	306,000	—	4,866,409
Paul Ferneyhough(10) EVP, Chief Financial Officer	2023	447,304	399,229	133,078	365,962	38,045	–	1,383,618
	2022	418,200	313,632	104,549	392,794	—	—	1,229,175
	2021	240,720	199,996	—	359,908	—	—	800,624
Frank Herbert(11) EVP, General Counsel & Chief Compliance Officer	2023	450,000	506,223	168,749	435,600	81,000	—	1,641,572
	2022	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—
Philip Yee(12) Former EVP & CFO	2023	551,800	620,756	206,923	534,142	55,180	—	1,968,801
	2022	530,604	596,917	198,974	493,249	95,509	—	1,915,253
	2021	520,200	585,202	195,071	570,014	93,636	—	1,964,123
Joseph Dick(13)(14) Former EVP & Chief Operating Officer	2023	607,700	657,316	219,111	588,254	—	72,357	2,144,738
	2022	561,816	632,038	210,677	491,252	—	67,614	1,963,397
	2021	520,200	585,202	195,071	594,984	—	—	1,895,457
Lisa Ower(8) Former EVP, Chief People Officer and External Affairs	2023	441,567	477,779	159,261	452,164	44,051	—	1,574,822
	2022	408,408	459,444	153,149	383,577	73,513	—	1,478,091
	2021	392,700	441,763	147,263	420,880	70,686	—	1,473,292

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Notes:
(1)Salary is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are reported in Canadian dollars. Mr. Dick relocated to Amsterdam, effective October 1, 2021. His salary for the period was paid in euros by converting from Canadian dollars to euros using the monthly average exchange rate. All other salaries are paid in Canadian dollars.
(2)Commencing with this Statement of Executive Compensation, share- and option-based awards are recognized as granted in the year of service (i.e., share- and option-based awards granted in the first quarter of 2023 are considered 2023 compensation). Previously share- and option-based awards were recognized as granted following the year of service (i.e., share- and option-based awards granted in the first quarter of 2023 were considered 2022 compensation). The values stated in the table above reflect this new methodology. Accordingly, although the share- and option-based awards paid or granted has not changed, the disclosure in the above table relating to previous financial years does not reflect the amounts previously disclosed. The following table outlines share- and option-based awards as disclosed under the previous methodology, as disclosed in our prior Statements of Executive Compensation.

Name	Year	Share-based	Option-based
George Burns	2022	1,750,320	583,440
	2021	1,682,984	561,000
Paul Ferneyhough	2022	399,240	133,080
	2021	513,627	104,549
Philip Yee	2022	620,775	206,925
	2021	596,917	198,974
Joseph Dick	2022	657,338	219,113
	2021	632,038	210,677
Lisa Ower	2022	477,788	159,263
	2021	459,444	153,149
(3)For compensation and financial reporting purposes, we calculate the dollar value of the RSUs based on the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date. For compensation purposes, we calculate the dollar value of the PSUs as the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date in accordance with the RSU and PSU plans. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.
(4)Mr. Ferneyhough’s 2021 share-based awards include a $200,000 on-hire award.
(5)For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black–Scholes method. We used the following assumptions in 2021, 2022 and 2023.

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CDN$)
2021	—	64.54–68.00	0.25–0.63	1.92–3.92	13.23
2022	—	59.60–61.33	1.37–1.59	1.96–3.96	13.92
2023	—	44.48–56.80	3.21–3.84	1.94–3.94	15.17
(6)STIP is determined and paid out in Q1 of the following year for prior year performance. See page 79 for a description of the STIP.
(7)Mr. Burns’ 2023 STIP target was increased to 115% of salary from 100% to better align his total cash and total direct compensation with market.
(8)Ms. Ower ceased to be the Executive Vice President & Chief People Officer & External Affairs, effective January 2, 2024. Ms. Ower’s departure payment included her 2023 STIP, which reflected the estimated corporate achievement at the time of her departure of 128%.
(9)Eldorado does not have a pension plan. See page 86 for more information about the DC SERP retirement benefits.
(10)Mr. Ferneyhough is not a NEO for the 2023 fiscal year. As Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024, he has been included in the table above. The compensation reported for Mr. Ferneyhough does not reflect compensation paid in his capacity as Executive Vice President & Chief Financial Officer. Mr. Ferneyhough joined Eldorado in May 2021 as Senior Vice President, Chief Growth and Integration Officer, and was appointed as Senior Vice President, Chief Strategy and Commercial Officer on January 16, 2023, and as Executive Vice President, Chief Strategy and Commercial Officer on November 1, 2023. Mr. Ferneyhough’s compensation for fiscal year 2024 will be increased to reflect his new appointment.
(11)Mr. Herbert joined Eldorado in January 2023.
(12)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024. His 2023 STIP reflects the value earned in the year and final STIP payout is based on final corporate achievement of 121%.
(13)Mr. Dick received a monthly housing allowance in lieu of a DC SERP, an 8% holiday allowance and the 13th-month pay due to being located in the Netherlands.
(14)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024.

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Incentive Plan Awards
Outstanding Share-based and Option-based Awards
The table below shows the total number of stock options, RSUs and PSUs granted to the NEOs and their value, if any, as at December 31, 2023.

NEOs	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money number of stock options(1) (CDN$)	Number of unvested RSUs	Value of unvested RSUs(2) (CDN$)	Value of vested RSUs(2) (CDN$)	Number of unvested PSUs	Value of unvested PSUs(3) (CDN$)	Market value of vested share-based awards(4) (CDN$)
George Burns	05-Mar-20	102,230	12.90	05-Mar-25	439,589
	02-Mar-21	100,000	13.23	02-Mar-26	397,000
	01-Mar-22	99,468	13.92	01-Mar-27	326,255
	02-May-23	105,887	15.17	02-May-28	214,951
				Total	$1,377,795	79,462	$1,366,746	—	242,330	$4,168,076	—
Paul Ferneyhough(5)	01-Mar-22	18,537	13.92	01-Mar-27	60,801
	02-May-23	24,152	15.17	02-May-28	49,029
				Total	$109,830	13,779	$236,999	—	46,503	$799,852	—
Frank Herbert	02-May-23	30,626	15.15	02-May-28	62,171
				Total	$62,171	11,123	$191,316	—	22,247	$382,648	—
Philip Yee(6)	26-Feb-19	572,478	5.68	26-Feb-24	6,594,947
	05-Mar-20	35,548	12.90	05-Mar-25	152,856
	02-Mar-21	34,772	13.23	02-Mar-26	138,045
	01-Mar-22	35,279	13.92	01-Mar-27	115,715
	02-May-23	37,554	15.17	02-May-28	76,235
				Total	$7,077,798	28,083	$483,028	—	85,357	$1,468,140	—
Joseph Dick(7)	05-Mar-20	35,548	12.90	05-Mar-25	152,856
	02-Mar-21	34,772	13.23	02-Mar-26	138,045
	01-Mar-22	37,354	13.92	01-Mar-27	122,521
	02-May-23	39,766	15.17	02-May-28	80,725
				Total	$494,147	29,447	$506,488	—	88,646	$1,524,711	—
Lisa Ower(8)	26-Feb-19	24,495	5.68	26-Feb-24	282,182
	05-Mar-20	14,629	12.90	05-Mar-25	62,905
	02-Mar-21	26,250	13.23	02-Mar-26	104,213
	01-Mar-22	27,154	13.92	01-Mar-27	89,065
	02-May-23	28,904	15.17	02-May-28	58,675
				Total	$597,040	21,543	$370,540	—	65,262	$1,122,506	—

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Notes:
(1)The value of the options is based on the difference between a market value of CDN$17.20 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2023) and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
(2)The value of RSUs is based on a market value of CDN$17.20 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2023). The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.
(3)The vesting and payout value of each of the PSUs is dependent on achievement of pre-determined performance criteria at the end of the three-year performance period of such PSUs. Unvested PSUs may be redeemed on the redemption date, equal to between 0% and 200% of the number of PSUs depending on the achievement of the performance criteria. See page 84 for further information about the PSU performance criteria. Value of unvested PSUs is presented at target, based on a market value of CDN$17.20 per share.
(4)Based on the fair market value at December 31, 2023 (CDN$17.20).
(5)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, his outstanding awards have been disclosed above due to his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024; it does not reflect compensation paid in his capacity as Executive Vice President & Chief Financial Officer.
(6)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024. See “Termination of Employment” on
page 99, which relate to the treatment of stock options, RSUs and PSUs as of such date.
(7)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024. See “Termination of Employment” on page 99, which relate to the treatment of stock options, RSUs and PSUs as of such date.
(8)Ms. Ower ceased to be the Executive Vice President & Chief People Officer & External Affairs, effective January 2, 2024. See “Termination of Employment” on page 99, which relate to the treatment of stock options, RSUs and PSUs as of such date.

Incentive Plan Awards (Value Vested or Earned During the Year)
The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each NEO in 2023.

NEOs	Option-based awards: value vested during the year(1) (CDN$)	Share-based awards: value vested during the year(2)(3) (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
George Burns	260,448	2,825,779	1,476,103
Paul Ferneyhough(4)	—	32,789	365,962
Frank Herbert	—	—	435,600
Philip Yee(5)	4,977	983,830	534,142
Joseph Dick(6)	4,977	987,498	588,254
Lisa Ower(7)	2,048	448,886	452,164
Notes:
(1)The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
(2)The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.
(3)PSUs vested in 2023 exceeded the threshold performance level and paid out at 200%. For more information, see “Performance Share Units” on page 84.
(4)Mr. Ferneyhough is not considered a NEO for 2023 disclosure purposes. His value vested in the year is being included due to his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024; it does not reflect his capacity as Executive Vice President & Chief Financial Officer.
(5)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(6)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024.
(7)Ms. Ower ceased to be the Executive Vice President & Chief Operating Officer, effective January 2, 2024.

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Employment Agreements, Termination and Change of Control

We have employment agreements with our NEOs because of their critical role in the Company and to protect them from disruptions to their employment, if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our NEOs, based on level of position, and are within industry standard practices for executives in similar positions.
Each employment agreement is for an indefinite period and subjects the NEO to confidentiality provisions that apply indefinitely.
Each employment agreement includes termination provisions outlining the severance payable when the executive’s employment is terminated by the Company without cause or by the executive for good reason following a change of control.

The maximum severance payable is
 2 × base salary and STIP
paid in the last 12 months.
Severance is payable only if the executive’s employment is terminated by the Company without cause or by the executive for “good reason” following a change of control.

A change of control occurs if:
(a)There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(b)Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:
•We are the surviving corporation formed from the transaction; and
•Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be, are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or
(c)The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(d)At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).
If there is a change of control, each of the NEOs can terminate their employment for “good reason” by giving 90 days written notice within the 12-month period following a change of control and receive their severance package. Good reason has occurred if:
(a)The Company changes the executive’s duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion);
(b)There is any reduction by the Company of the executive’s total aggregate value of compensation and/or benefits or any change in the basis upon which the executive’s total compensation and benefits are determined if that change is or will be adverse to the executive;
(c)There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive’s participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value;
(d)There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;
(e)The Company relocates the executive’s principal office to any place more than 50 km from the location at which they performed their duties for the Company;
(f)There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company’s corporate objectives; or
(g)There is any other significant (but not necessarily fundamental) change to the executive’s terms and conditions of employment.

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CD&A
Termination without Cause or for Good Reason Following a Change of Control
The table below shows the amounts that would be paid to each of our NEOs if the Company were to terminate each executive’s employment without cause (including following a change of control), or an executive terminated their employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2023.

Termination by the Company without cause (CDN$)	George Burns	Paul Ferneyhough(1)	Frank Herbert	Philip Yee(2)	Joseph Dick(3)	Lisa Ower(4)
Base salary and STIP award multiple	2x	2x	2x	2x	2x	2x
Base salary × multiple(5)	2,121,600	936,000	900,000	1,103,600	1,238,800	900,000
STIP award × multiple(6)	1,978,800	785,589	720,000	986,499	982,504	767,154
Benefits	8,089	8,089	8,089	8,089	35,760	8,089
Total	$4,108,489	$1,729,678	$1,628,089	$2,098,188	$2,257,064	$1,675,243
Termination by the Company, or by the NEO for good reason, following a change of control (inclusive of above compensation) (CDN$)
Unvested stock options(7)	564,790	89,563	62,171	76,235	208,419	58,675
Unvested RSUs(8)	1,366,746	236,999	191,316	483,028	506,488	370,540
Unvested PSUs(9)	4,168,076	799,852	382,648	1,468,140	1,524,711	1,122,506
Total	$6,099,612	$1,126,414	$636,135	$2,027,403	$2,239,618	$1,551,721
Combined total	$10,208,101	$2,856,092	$2,264,224	$4,125,591	$4,496,682	$3,226,964
Notes:
(1)Mr. Ferneyhough is not considered a NEO for the 2023 fiscal year. However, his termination without cause calculation has been disclosed above due to his appointment as Executive Vice President & Chief Financial Officer, effective January 2, 2024; it does not reflect compensation paid in his capacity as Executive Vice President & Chief Financial Officer.
(2)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(3)Mr. Dick ceased to be the Executive Vice President & Chief Operating Officer, effective February 29, 2024.
(4)Ms. Ower ceased to be the Executive Vice President & Chief Operating Officer, effective January 2, 2024.
(5)Based on salary paid in the previous 12 months.
(6)Based on STIP award paid in the previous 12 months.
(7)The value of the options is based on the difference between a market value of CDN$17.20 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2023) and the exercise price.
(8)The value of the RSUs is based on a market value of CDN$17.20 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2023).
(9)The value of the PSUs is contingent on the achievement of predetermined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. PSU value is based on a market value of CDN$17.20 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2023) at target since payout upon a change of control is at the full discretion of the Board.
The NEOs are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up severance payments.

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CD&A
Termination of Employment
The table below outlines the treatment of each compensation component following termination of employment of a NEO.

Compensation component	Resignation	Retirement, death or disability	Termination with cause	Termination without cause	Termination following a change of control
Base salary	Earned portion only			CEO and EVPs: 2 × base salary paid in previous 12 months
STIP	A prorated portion may be paid, at the discretion of the Board On retirement: On an Eligible Retirement(1), a prorated portion is paid assuming target performance		No STIP is paid for the current year	CEO and EVPs: 2 × STIP award paid in previous 12 months
Stock options	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier		All options terminate immediately	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier
RSUs	All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise
On retirement: All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise, other than on an Eligible Retirement where a prorated portion of unvested RSUs that were outstanding as of the retirement date continue to vest

On death or disability: All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise
			All RSUs are forfeited, unless the Board in its sole discretion determines otherwise	All unvested RSUs are cancelled, except as otherwise determined by the Board	Unvested RSUs are deemed to have vested
PSUs	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise
On retirement: All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise, other than on an Eligible Retirement where PSUs that were outstanding as of the retirement date continue to vest, provided the PSUs will be paid based on the actual PSU achievement multiplier subject to a maximum of target achievement
On death or disability: Participants are treated the same as for termination following change of control
			All PSUs are forfeited, unless the Board in its sole discretion determines otherwise	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise
The performance period will be deemed to have ended as at the date of termination
According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period ending as of the termination date, and may be higher or lower than the number of PSUs initially granted

Note:
(1)An “Eligible Retirement” is a retirement of an employee who, among other things, is at least 60 years old with five completed years of service,     provided that employee’s age plus years of service must total at least 70 and who has given sufficient notice of retirement.

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OTHER INFORMATION
Other Information
Equity Compensation Plan Information
The table below shows the breakdown in the total options that have been granted and are outstanding under the Incentive Stock Option Plan and PSUs that have been granted and are outstanding as of December 31, 2023.

	Number of granted and outstanding	Number of common shares reserved under options and PSUs(1)	Granted and outstanding as a % of total issued and outstanding common shares
Options under the Incentive Stock Option Plan	3,352,743	6,804,477	1.65
PSUs under the PSU Plan	689,175	2,083,824	0.34
Total	4,041,918	8,888,301	1.99
•Incentive Stock Option Plan: From and after June 21, 2018, limited to no more than 9,519,589 shares of Eldorado common shares.
•PSU Plan: Limited to no more than 3,126,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).
The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 1,378,350; this number represents 0.68% of the issued and outstanding common shares.
As of December 31, 2023, 3,352,743 options to purchase the same number of common shares (representing 1.65% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plan.
As of December 31, 2023, 689,175 options to purchase the same number of common shares (representing 0.34% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the PSU Plan. As of December 31, 2023, 3,451,734 options for the Incentive Stock Option Plan remain available for grant (representing 1.7% of the issued and outstanding common shares) and 1,394,649 PSUs remain available for grant under the PSU Plan (representing 0.69% of the issued and outstanding common shares), assuming 100% of the PSUs granted, as listed in the above table, will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower depending on the performance targets actually achieved and the choice of the method of settling redemption payments.
As of December 31, 2023, 1,042,176 common shares have been issued in respect of PSUs.
Annual Burn Rate
Eldorado’s annual burn rate for the last three fiscal years under the Incentive Stock Option Plan and the PSU Plan is calculated as follows:

	2023	2022	2021
Share options granted under the Incentive Stock Option Plan	1,054,431	1,265,672	1,091,891
Underlying common shares granted to satisfy PSUs granted under the PSU Plan(1)	421,502	352,837	13,937
Weighted average shares outstanding	194,448,366	183,445,861	180,296,588
Burn rate – Incentive Stock Option Plan	0.52%	0.68%	0.61%
Burn rate – PSU Plan	0.21%	0.19%	0.01
Note:
(1)PSUs are subject to performance criteria and can be redeemed at 0–200% of the number of PSUs originally granted. The PSU performance multiplier has not been factored into the burn rate calculation above.

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OTHER INFORMATION
Stock Options
We have an Incentive Stock Option Plan that was approved by shareholders at our 2018 Annual Meeting. Prior to the 2018 Annual Meeting, the Company had two incentive stock options plans (“Previous Option Plans”): an Amended and Restated Incentive Stock Option Plan for employees, consultants and advisors dated May 1, 2014 (“Employee Plan”) and an Amended and Restated Incentive Stock Option Plan for officers and directors dated May 1, 2014 (“Officers and Directors Plan”). At the 2018 Annual Meeting, the shareholders approved combining the Previous Option Plans to form the current Amended and Restated Officer, Employee and Consultant Plan. Amendments to the current plan were also made to provide that non-employee directors are no longer eligible to receive option awards and to reflect industry standards and changes to laws. The Board of Directors approved an amendment and restatement of the Incentive Stock Option Plan effective October 26, 2023, to allow for specific treatment of options upon an Eligible Retirement.
Granting and Vesting
Options under the plan may be granted to full- or part-time employees, including any officer of the Company, or consultants of the Company, or a related entity of the Company. No options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves option grants to officers of the Company, while the Compensation Committee approves employee option grants. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The Board generally grants options in five-year terms, the maximum option period provided for under the plans, but can set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of options may be accelerated.
Options granted generally vest in three tranches over three years. Options vest upon termination of employment or engagement:
•By Eldorado, for any reason other than for cause (as defined in the Incentive Stock Option Plan) at any time in the 12 months following a change of control of Eldorado; or
•By the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.
Exercising Options
The Board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (i.e., the closing price of our common shares on the TSX on the trading day immediately before the grant date).
Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.
We do not provide any financial assistance to participants when they exercise their options.
Assigning or Transferring Options
Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.
Special Situations
If the option holder is no longer eligible to participate in the plan, executive officers have 365 days to exercise any vested options and employees have 30 days, provided that no options shall be exercisable beyond the original expiry date of the option, except in the following situations:
•On death, their estate has 365 days to exercise the vested options
•On termination for cause, all options terminate immediately
The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment or engagement provided that no options shall be exercisable beyond the original expiry date of the option.
Restrictions
Shares Reserved for Issue
From and as of June 21, 2018, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Incentive Stock Option Plan shall not exceed 9,519,589 common shares.

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OTHER INFORMATION
The plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e., 0.5%) of common shares outstanding on the grant date. Common shares that were reserved for options that expire are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plan.
Restrictions for Insiders
No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plan or any other security-based compensation arrangement.
In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plan or any other security-based compensation arrangement.
Grants to Non-Executive Directors under the Officers and Directors Plan
Beginning in 2018, stock options were no longer granted to directors.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable on the exercise of any outstanding options and relevant option price will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
If we amalgamate, consolidate or merge with or into another corporate body:
•Option holders are entitled to receive other securities, property or cash (in lieu of common shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for common shares immediately prior thereto and the option price will be adjusted as deemed necessary or equitable by the Board
If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation, or other corporate arrangement or reorganization:
•The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things
If a third party makes an offer to buy all of our common shares:
•The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised
Making Changes to the Plan
Except as described below, shareholders must approve all changes to the plan, including changes that involve changing the number of common shares that can be reserved for issue under the plan, including:
•Increasing the fixed maximum or fixed maximum percentage
•Changing from a fixed maximum number to a fixed maximum percentage, or vice versa
We do not need shareholder approval to make changes such as:
•Changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date
•Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve
•Making housekeeping changes, like correcting errors or clarifying ambiguities
•Updating the plan to reflect changes in the governing laws, including any TSX compliance requirements
Under the New York Stock Exchange (“NYSE”) rules, shareholders generally must approve material changes to compensation plans which may include, among others:
•A material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)
•A material expansion of the types of awards available under the plan
•A material change in the method of determining the exercise price of options under the plan
•A material extension of the duration of the plan

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OTHER INFORMATION
•A material expansion of the class of participants eligible to participate in the plan
•A repricing of the exercise price of options
The Board may amend, modify or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the option holder’s consent is required unless the action would not be material and adverse to the option holder or if the change is specifically permitted under the plan. The Board may not extend the exercise period or lower the exercise price on any outstanding option, unless it receives shareholder approval.
If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from disinterested shareholders, according to the terms of the plans and the TSX, and other regulatory requirements.
Other Terms and Conditions
•The plan contains requirements for the granting of qualified incentive stock options under the United States tax code
•The Board can suspend or terminate the plan at any time and impose other terms and conditions on any options granted under the plan
•The Board can change or terminate the plan and any outstanding options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of common shares to the public or to obtain or maintain a listing or quotation of our common shares
You can request a copy of the Incentive Stock Option Plan, approved by shareholders on June 21, 2018, and as amended and restated on October 26, 2023, by contacting our Corporate Secretary or on the SEDAR+ website (www.sedarplus.com).

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OTHER INFORMATION
Performance Share Units
The shareholders approved a PSU Plan effective May 1, 2014, and an amended and restated PSU Plan effective June 10, 2021. The Board of Directors approved a further amendment and restatement of the PSU Plan effective October 26, 2023, to amend the treatment of PSUs upon the retirement of a participant.
Granting
Under the PSU Plan, the Board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares that is credited to the PSU account of a participant under the PSU Plan.
In addition, under the PSU Plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant’s PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant (i.e., had the PSUs held in the participant’s PSU account been common shares as of the record date) by the market value on the trading day after the record date.
Restrictions
The maximum number of common shares of Eldorado that may be issued under the PSU Plan is 3,126,000, subject to adjustment.
Under the PSU Plan, common shares reserved from the treasury, in respect of which PSUs have been cancelled or otherwise expired for any reason (other than PSU redemption), will be available for subsequent grants of PSUs under the PSU Plan.
Restrictions for Insiders
No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU Plan or any other security-based compensation arrangements.
In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU Plan or any other security-based compensation arrangements.
Vesting
Under the PSU Plan, unless otherwise specified by the Board, granted PSUs are subject to a vesting schedule based on the achievement of performance targets that must be met within a performance period. The performance period must not exceed the period commencing January 1, coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See “Performance Share Units” on page 84 for a discussion of the current performance vesting targets.
Redemption
Under the PSU Plan, all vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant’s employment has not been terminated.
PSUs may not be redeemed unless the applicable terms of vesting have been met as determined by the Board in its sole discretion. See “Performance Share Units” on page 84 for a discussion of the current performance criteria that may result in there being a higher or lower number of common shares (or cash equivalent) paid on redemption than the number of PSUs granted by the Board as of the grant date.
Under the PSU Plan, vested PSUs are redeemable, at the election of the Board in its discretion, for common shares (generally on a one-for-one basis), a cash payment equal to the market value of a common share as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the last closing price prior to the redemption.
Additional specific requirements apply to U.S. participants, as set out in the Plan.
PSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.

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OTHER INFORMATION
Assigning or Transferring PSUs
PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.
Termination
Under the PSU Plan, if employment is terminated for any reason prior to the expiry of the performance period, except as set out below and unless the Board determines otherwise, all outstanding PSUs, whether vested or not, shall be forfeited and cancelled, if:
•We terminate employment for any reason other than cause within 12 months of a change of control (as defined in the PSU Plan); or
•We make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within 12 months of a change of control, and the participant gives notice of termination within 30 days of the material adverse change; or
•Employment is terminated as a result of disability or the participant’s death, then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date. Any PSUs that are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date; the participant will be entitled to payment of such PSUs, and the redemption date shall be the date of termination. Generally, under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to the satisfaction of performance vesting targets within the shorter performance period, which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

If the participant’s employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of an Eligible Retirement, the PSUs of such participant will continue to vest, provided, that vesting will be based on the lower of the actual performance assessment and a 100% PSU achievement.
See “Performance Share Units” on page 84 for a discussion of the current performance vesting targets.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding PSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
Under the PSU Plan, unless the Board determines otherwise, if we amalgamate, consolidate or merge with or into another corporate body:
•Any common shares receivable on redemption under the PSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and
•For the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash that the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.
If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:
•The Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring the acceleration of time for vesting or redemption and for fulfilling any conditions or restrictions on such redemption
If a third party makes an offer to buy all of our common shares:
•The Board can use its discretion to accelerate the time for vesting or redemption and for fulfilling any conditions or restrictions on such redemption
Making Changes to the PSU Plan
Under the PSU Plan, except as described below or permitted by the TSX, shareholders must approve all changes to the PSU Plan, including changes that involve:
The number of common shares that can be reserved for issue under the Plan, including:
•Increasing the fixed maximum or fixed maximum percentage
•Changing from a fixed maximum number to a fixed maximum percentage
•Changing from a fixed maximum percentage to a fixed maximum number

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OTHER INFORMATION
Under the PSU Plan, we will not need shareholder approval to make certain changes, such as:
•Changing the termination provisions of the PSUs or the PSU Plan, as long as it does not extend beyond the original expiry date
•Making housekeeping changes, like correcting errors or clarifying ambiguities
•Updating the plans to reflect changes in the governing laws, including any TSX compliance requirements
Furthermore, the Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.
Under the PSU Plan, the Plan may be suspended or terminated at any time by the Board. The termination of the Plan may not affect any PSUs granted under the Plan prior to the termination.
You can request a copy of the Performance Share Unit Plan, approved by shareholders on June 10, 2021, and as amended and restated on October 26, 2023, by contacting our Corporate Secretary or on the SEDAR+ website (www.sedarplus.com).

Restricted Share Units
The Board adopted an RSU Plan effective March 16, 2011, and amended and restated the RSU Plan as of October 25, 2012,
February 21, 2013, February 20, 2014, March 22, 2018, and July 26, 2018, to incorporate a number of changes including a housekeeping change to the definition of “change of control”; changes to permit the inclusion of performance vesting targets in addition to time vesting; adding provisions relating to U.S. participants; addressing tax-related matters; providing drafting consistency among other various equity plans; and increasing the reserve under the Plan as well as making other drafting changes. The Board further adopted an amended and restated RSU Plan, effective October 26, 2023, to allow for specific treatment of RSUs upon an Eligible Retirement and to amend the timing of the redemption of the RSUs to be at the time of vesting.
NEOs receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs, as a means of building their shareholding in the Company.
Granting
Under the RSU Plan, the Board can grant RSUs to employees or officers of Eldorado or of a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one-for-one basis), that is credited to the RSU account of a participant under the RSU Plan.
RSUs can be granted subject to vesting on time or achievement of performance targets.
Restrictions
The maximum number of our common shares that may be delivered under the RSU Plan is 5,000,000 common shares, subject to adjustment. The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan. Computershare Investor Services has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan and to manage other administration matters. See “Normal Course Issuer Bid” on page 108.
Vesting
Unless otherwise specified by the Board, granted RSUs are subject to a vesting schedule based on time or on the achievement of performance targets; such performance targets would be the same as those under our PSU Plan. Grants of RSUs are also subject to a restricted period, the period after the expiration of which the holder may no longer be entitled to receive common shares or the amount payable on redemption of vested RSUs. The restricted period must not exceed the period commencing January 1, coincident with or immediately preceding the grant, and ending on November 30 of the third year following the calendar year in which such RSUs were granted.

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OTHER INFORMATION
Redemption
Unless previously redeemed, all vested RSUs are redeemed on the redemption date, which is defined as the business day following the date an RSU becomes a vested RSU and provided that the redemption date can be no later than the earlier of the last day of the restricted period and the date of termination of employment.
Under the RSU Plan, vested RSUs are redeemable, at the election of the Board in its discretion, for common shares (on a one-for-one basis), a cash payment equal to the market value of a common share (on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date, provided that if the common shares are suspended for trading or have not traded for an extended period of time, the market value will be the fair market value as determined by the Board. Unless previously distributed to the holder, upon redemption of any vested RSUs, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes and other reductions applicable and any taxes paid on such distributions by the trustee.
Certain additional restrictions (including in respect of the redemption and payout of RSUs) and requirements apply to U.S. designated participants.
RSUs, including any distributions issued thereunder, cannot be redeemed during a trading blackout period. If an RSU is to be redeemed during a blackout period, then, notwithstanding any other provision of the plan, the RSU shall be redeemed immediately after the blackout period is lifted.
Assigning or Transferring RSUs
RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.
Termination
If employment is terminated for any reason other than cause or as further described below, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.
Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:
•Terminate employment for any reason other than cause within 12 months of a change of control; or
•Make a material adverse change to the executive’s salary, duties or responsibilities, and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change
Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the Board determines otherwise. The Board can accelerate the vesting period or waive the vesting or other terms.
If a holder’s employment is terminated for cause, they forfeit all RSUs (whether vested or not) and all rights to payments, unless the Board determines otherwise.
If the participant’s employment with the Company or its related entity is terminated prior to the expiry of the restricted period as a result of an Eligible Retirement, the RSUs of such participant will continue to vest on a prorated basis based on actual time worked over the original vesting period.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding RSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
If we amalgamate, consolidate or merge with or into another corporate body, unless the Board determines otherwise:
•Any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto
•Any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash that the holder of the RSU would have received had the holder redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption

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OTHER INFORMATION
If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:
•The Board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring the acceleration of time for vesting or redemption and for fulfilling any conditions or restrictions on such redemption
If a third party makes an offer to buy all of our common shares:
•The Board can use its discretion to accelerate the time for vesting or redemption and for fulfilling any conditions or restrictions on such redemption
Making Changes to the RSU Plan or RSUs
The Board can amend, suspend or terminate the RSU Plan at any time. Termination will not affect any outstanding RSUs.
The Board can amend, modify or terminate any outstanding RSUs, provided however the holder’s consent is required, unless the Board determines that doing so would not materially adversely affect the holder, or it is specifically permitted under the RSU Plan.
Normal Course Issuer Bid
In recent years, common shares to satisfy redemptions of RSUs have been acquired on the market by way of a normal course issuer bid (“NCIB”). These purchases have been made by Computershare Trust in its capacity as trustee. The common shares acquired under the NCIB are held by the trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants.
Under the RSU Plan, neither common shares acquired under the NCIB nor any distributions are permitted to be transferred to the Company or a related entity. Acquisitions of common shares under the NCIB over the last five years are set out in the table below. On June 28, 2023, Eldorado announced that the TSX had accepted for filing Eldorado’s Notice in respect of an NCIB to be transacted through the facilities of the TSX and/or through alternative trading systems, including the NYSE. Pursuant to such NCIB, Eldorado could purchase up to 500,000 of its common shares representing approximately 0.246503% of the total 202,837,315 common shares of Eldorado issued and outstanding as at June 20, 2023. Purchases may be made at prevailing market prices commencing July 4, 2023 (other than for purchases through the NYSE, which commenced August 3, 2023) and ending July 3, 2024.
Pursuant to TSX policies, daily purchases will not exceed 125,525 common shares, other than block-purchase exceptions. Eldorado engaged National Bank Financial Inc. as its broker under the automatic share purchase plan to undertake purchases under the NCIB.
Under the previous normal course issuer bid that commenced on December 30, 2021, and terminated on December 29, 2022, 1,421,373 common shares were purchased on the open market through the facilities of the TSX, NYSE, other designated exchanges and/or alternative Canadian trading systems at a volume weighted average purchase price of CDN$12.45 per common share.

The table below summarizes the common shares purchased under the NCIB. The common shares were acquired to satisfy obligations in respect of vested RSUs. A copy of Eldorado’s Notice filed with the TSX may be obtained by any shareholder without charge by contacting Eldorado’s Corporate Secretary. See section “Additional Information” on page 117 in this Circular.

Period	Number of common shares purchased(1)	Average price (CDN$)	Total cost (CDN$)
June 12, 2018 to June 11, 2019	1,742,130	1.57	2,739,017
July 11, 2019 to July 10, 2020	385,000	12.49	4,808,650
December 30, 2021 to December 29, 2022	1,421,373	12.45	17,691,985
August 4, 2023 to December 22, 2023	418,000	14.60	6,059,309
Note:
(1)Eldorado applied to the TSX and reinstated the NCIB to purchase up to 500,000 of its common shares over the period July 4, 2023 to
July 3, 2024.

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OTHER INFORMATION
Deferred Unit Plan
The Board adopted a Deferred Unit (“DU”) Plan as of July 15, 2010, as amended and restated as of February 20, 2014, and July 26, 2018, to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax-related matters and providing drafting consistency with other various equity plans.
DUs represent notional Eldorado common shares based on the value of our common shares. The DUs earn dividend equivalents whenever cash dividends are paid on common shares.
Under the DU Plan, the Board can grant DUs to eligible independent directors, designated by the Board, on the following terms:
•The market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date
•DUs are denominated in common shares when they are credited to a participant’s account
DUs are settled in cash only. Eldorado allows directors to elect to take all or a portion of the director’s cash compensation in DUs; such election is to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States, not later than December 31 of the previous year. DUs are administered under the terms and conditions of our DU Plan (see below for details).
Participants may redeem the DUs after the “termination date” – the earliest date that both of the following conditions are satisfied:
•The date that the participant is no longer a member of our Board for whatever reason, including resignation, disability, death, retirement or loss of office as a director
•The date that the participant is neither an employee nor a member of our Board or any corporation related to Eldorado for the purposes of the Tax Act
Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary while specifying the redemption date; this date must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.
DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of the redemption date and prior to December 31 of the first calendar year following the calendar year of the termination date.
Certain additional restrictions (including in respect of the redemption and payout of DUs) and requirements apply to U.S. designated participants.
Under the DU Plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the Plan.
Securities Authorized for Issue under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs(1) as at December 31, 2023 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2023 (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a), as at December 31, 2023 (c)
Equity compensation plans approved by security holders	4,041,918	12.42	4,846,383
Equity compensation plans not approved by security holders	—	—	—
Total	4,041,918		4,846,383
Note:
(1)The PSU Plan is limited to no more than 3,126,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 1,378,350; this number represents 0.68% of the issued and outstanding common shares.

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OTHER INFORMATION
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this document, including cash operating costs (“C1”) per ounce sold and all-in sustaining costs (“AISC”) per ounce sold. The Company believes that these financial measures and ratios, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS financial measures and ratios have been incorporated by reference and can be found in the section “Non-IFRS and Other Financial Measures and Ratios” in the December 31, 2023 MD&A filed on February 22, 2024, available on SEDAR+ (www.sedarplus.com).

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DIRECTORS’ APPROVAL
Directors’ Approval
The Board of Directors has approved the contents of this Management Proxy Circular and the sending of this information to Eldorado shareholders.
By Order of the Board of Directors,
Steven Reid
Chair of the Board
April 16, 2024
Vancouver, BC

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FAQS
FAQs
Who can vote?
If you hold Eldorado common shares at the close of business on April 12, 2024 (the “record date”), you are entitled to receive notice and vote at our 2024 Annual Meeting. Each share you hold entitles you to one vote on each item of business on a ballot.
What are we voting on?
We are voting on the following items of business:
•Election of directors
•Appointment of auditors
•Authorizing the directors to set auditor pay
•Approval of a non-binding advisory resolution on executive compensation
Should you have any questions not covered in this section, please feel free to contact our proxy solicitation agent Laurel Hill Advisory Group at:
t: 1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America: 1 416 304 0211
What approval is required?
All items of business require approval by a majority of the votes cast by shareholders.
How many shareholders do you need to reach a quorum?
According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all the common shares entitled to vote at the meeting. Voting persons are registered shareholders or their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As of April 12, 2024, there were 203,963,873 common shares issued and outstanding.
Does any shareholder beneficially own 10% or more of the outstanding common shares?
Yes. As of the record date, and according to their most recent public filings, Helikon Investments Limited holds 28,142,733 of our common shares (13.87%) and Van Eck Associates Corporation holds 19,853,187 of our common shares (10.72%).
Are you aware of any interest of insiders in material transactions?
We are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, or any other shareholder who holds or controls more than 10% of our common shares, or anyone associated or affiliated with them who has or had since the beginning of 2023, a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.
Do any of your directors or executive officers have a material interest on any item of business?
Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2023 or anyone associated or affiliated with them has a direct or indirect material interest in any item of business, other than electing the directors or the non-binding advisory resolution on executive compensation.
How will I receive the meeting materials?
Under the notice-and-access provisions, a Notice of Meeting will be mailed on May 3, 2024, to registered owners of Eldorado common shares (as at April 12, 2024), along with a form of proxy and Annual Return Card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado’s website (www.eldoradogold.com/shareholder-materials).
If you are a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the Notice of Meeting and Annual Return Card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.
Objecting beneficial owners (“OBOs”) are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.
Non-objecting beneficial owners (“NOBOs”) are beneficial shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.
Am I a registered or non-registered shareholder?
You are a registered shareholder if you hold a share certificate or Direct Registration System (“DRS”) Advice in your name.
You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.
How do I vote if I am a registered shareholder?
As a registered shareholder you can vote in one of two ways:
•Attend the meeting and vote your shares in person or virtually at the 2024 Annual Meeting
•Appoint someone else as your proxyholder (and register your proxyholder with Eldorado’s transfer agent Computershare Trust Company of Canada (“Computershare”) prior to the meeting if your proxyholder is attending virtually) to attend the 2024 Annual Meeting in person or virtually, and to vote your shares for you

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FAQS
You can vote by proxy in one of three ways:
•Visit the website indicated on your proxy and follow the instructions there
•Vote by telephone by following the instructions on your form of proxy
•Complete, sign and return your form of proxy by mail in the pre-paid envelope provided
See “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section, for information on how to attend and vote virtually at the 2024 Annual Meeting.
Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?
Yes. If you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed form of proxy. Print the name of the person you want (your proxyholder) in the space provided. Your proxyholder doesn’t need to be a shareholder. Your proxyholder must attend the meeting in person or virtually in order for your vote to be counted. Please inform your proxyholder that they have been appointed and that they must attend the meeting in person or virtually. If your proxyholder is attending the meeting virtually, you must first register your proxyholder with Computershare prior to the meeting.
How do I register my proxyholder and what additional steps are required for my proxyholder to attend and participate at the hybrid meeting virtually?
If you are a registered shareholder and have appointed someone other than Eldorado proxyholders to attend the meeting, and the person you have appointed is attending the meeting online, you must also register the appointment of your proxyholder at www.computershare.com/eldorado and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email after the voting deadline has passed. This allows your proxyholder to attend, vote and participate in the hybrid 2024 Annual Meeting virtually.
If your proxyholder is attending the meeting virtually, once you have submitted your proxy, you must register your proxyholder, which must be done no later than 3:00p.m. (Pacific time) on Friday, May 31, 2024. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.
If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the virtual meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder will only be able to attend as a guest and will not be able to ask questions or vote at the meeting. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section.
Registering your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, your proxyholder must attend the meeting in person in order for your vote to be counted.
How can I vote if I am a non-registered shareholder?
As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:
•Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf
•Have your intermediary appoint you as proxyholder (and register yourself as proxyholder with Computershare prior to the meeting if you are attending the meeting virtually) to attend the meeting and vote your shares in person or virtually
•Have your intermediary appoint someone else as your proxyholder (and register your proxyholder with Computershare prior to the meeting if your proxyholder is attending the meeting virtually) to attend the meeting and vote your shares for you in person or virtually
You can submit your voting instruction form in one of three ways:
•Visit the website indicated on your voting instruction form and follow the instructions there
•Vote by telephone by following the instructions on your voting instruction form
•Complete, sign and return your voting instruction form by mail as instructed on the form
Additionally, Eldorado may use the Broadridge QuickVoteTM service to assist non-registered shareholders with voting their shares. Non-registered shareholders may be contacted by Laurel Hill Advisory Group (“Laurel Hill”) to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.
If you plan to attend and vote at the hybrid meeting or want to appoint someone to attend on your behalf, insert your name (or the name of the other person, as appropriate) in the blank space provided for that purpose on the voting instruction form, and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. If you fail to submit your voting instruction form prior to the meeting, your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxyholder) if attending the meeting and voting in person. In addition, for your proxyholder to attend, vote and participate in the hybrid 2024 Annual Meeting virtually, you must also register the appointment of your proxyholder.

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FAQS
Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting, and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.
Your proxyholder (whether the proxyholder is you or another person) must attend the meeting either in person or virtually in order for your vote to be counted. Please inform your proxyholder, if applicable, that they have been appointed and that they must attend the meeting either in person or virtually.
How does a non-registered shareholder register their proxyholder to virtually participate, vote and ask questions at the hybrid meeting?
If you are a non-registered shareholder and have appointed yourself or a person other than any of those designated in the voting instruction form as the proxyholder for your common shares, as set out above, and you or your proxyholder, as applicable, wishes to attend the meeting virtually, you must also register your proxyholder appointment (whether the proxyholder is you or another person) at www.computershare.com/eldorado, and provide Computershare with the proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email.
Registering your proxyholder (whether the proxyholder is you or another person) is an additional step once you have submitted your voting instruction form and your intermediary has appointed you or your nominee as proxyholder in respect of your common shares and must be completed no later than 3:00p.m. (Pacific time) on May 31, 2024, if your proxyholder is attending the meeting virtually. Failure to register your proxyholder will result in your proxyholder (whether the proxyholder is you or another person) not receiving an Invite Code to participate in the hybrid meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.
If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting virtually by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting online. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section, for more information.
Registering yourself or your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, you or your proxyholder, as applicable, must attend the meeting in person in order for your vote to be counted.
What if I am a non-registered shareholder in the United States?
In order to attend and vote at the hybrid meeting if you are a non-registered shareholder in the United States (“US Beneficial Shareholder”), you must first obtain and submit a valid legal proxy from your intermediary and then register in advance to attend the meeting if attending virtually. Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your intermediary, to then register to attend the hybrid meeting online, you must submit a copy of your legal proxy by email to Computershare at USlegalproxy@computershare.com.
Requests for registration should be directed to:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1
And via email at USlegalproxy@computershare.com
Requests for registration must be labelled as “Legal Proxy” and be received no later than 3:00p.m. (Pacific time) on Friday, May 31, 2024. You will receive a confirmation of your registration by email after we receive your registration materials. Please note that you are required to also register the appointment of your proxyholder at www.computershare.com/eldorado as set out above under “How does a non-registered shareholder register their proxyholder to participate, vote and ask questions at the hybrid meeting virtually?”, if your proxyholder is attending the meeting virtually. If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting virtually. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section.
How will my shares be voted if I return a proxy?
When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.
If you appoint the Eldorado proxyholders, George Burns, President & Chief Executive Officer (“CEO”) or, failing him, Karen Aram, Corporate Secretary as your proxy, but do not provide direction on how to vote your shares, your shares will be voted as follows:
FOR the nominated directors listed on the form of proxy and in this Circular
FOR re-appointing KPMG as the independent auditor
FOR authorizing the Board to set the auditor’s pay
FOR approval of a non-binding advisory resolution on executive compensation

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FAQS
If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation. If you appointed a proxyholder and have registered someone other than the Eldorado proxyholder, your proxyholder has discretion to vote as they elect.
On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.
A proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney with your form of proxy.
How can I change my vote?
Registered shareholders can revoke their proxy by sending a new completed form of proxy with a later date, or a written note signed by you, or by your attorney if they have your written authorization. You can also revoke your proxy in any manner permitted by law.
If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization, with the person’s designation of office or indication of authority included on the proxy. The written authorization must accompany the revocation notice.
We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.
Send the signed written notice to:

Eldorado Gold Corporation c/o Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3 Attention: Georald Ingborg
If you have submitted your completed form of proxy and since decided that you want to attend the meeting and vote in person, you need to revoke the form of proxy before you vote at the meeting.

In addition, if you are a registered shareholder and log in to the meeting virtually and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting online as a guest, and will not be able to vote or participate in the meeting.
Non-registered shareholders can change their vote by contacting their intermediary, or their agent, immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.
How will the votes be processed?
Our transfer agent and registrar Computershare will act as the scrutineer of the meeting and is responsible for counting the votes on our behalf. Our voting results are posted on the SEDAR+ website (www.sedarplus.com), under our Company profile, after the meeting.
Is there a deadline for my proxy to be received?
Yes. Your completed proxy must be received by Computershare (by mail, telephone or online) by 3:00p.m. (Pacific time) on Friday, May 31, 2024, or two business days before the meeting is reconvened if it is postponed or adjourned.
The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.
Who is soliciting my proxy?
Eldorado’s management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Laurel Hill whom we have retained as our proxy solicitation agent to assist with soliciting votes. We pay the cost of proxy solicitation services, which will be approximately CDN$40,000 plus disbursements.
Any questions related to voting your shares and requests for assistance may be directed to Laurel Hill:
t: 1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America: 1 416 304 0211
How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?
Only shareholders of record at the close of April 12, 2024, and duly appointed proxyholders (who have registered prior to the meeting if attending virtually), may participate and vote at the meeting either in person or online. Non-registered shareholders who have not duly appointed themselves as proxyholders may not attend the meeting in person but may attend the meeting virtually as a guest. Guests attending virtually may view the webcast but will not be able to participate or vote at the meeting.

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FAQS
Attending the meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to participate, ask questions and vote at the meeting using the Computershare virtual meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log into the virtual meeting as a guest. Guests may view a live webcast of the meeting but will not be entitled to vote or ask questions. Registered shareholders and duly appointed proxyholders may also attend, participate in, ask questions and vote at the meeting in person at the offices of Fasken Martineau
DuMoulin LLP, located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3.
Registered shareholders and duly appointed proxyholders can attend the meeting virtually by:
1.Going to meetnow.global/M669DQC
2.Click “Join Meeting Now”
For registered shareholders:
•Click on “Shareholder” and enter your 15-digit control number located on the form of proxy or in the email notification you received
For duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) who have properly registered prior to the meeting:
•Click on “Invitation” and enter your Invite Code. Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed if the proxyholder is properly registered prior to the meeting
In order to participate online, shareholders must have a valid 15-digit control number, and duly appointed proxyholders must have received an email from Computershare containing an Invite Code.
If attending the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols, such as firewalls or VPN connections, may block access to the Computershare virtual meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. If attending the meeting virtually, it is recommended that you log in at least 30 minutes before the start of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote virtually during the meeting, you should consider voting your common shares in advance or by proxy or by voting instruction form, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may call Computershare locally at 1 888 724 2416 or internationally at 1 781 575 2748.
Non-registered shareholders who have not appointed themselves as proxyholders can attend the meeting virtually as a guest by:
1.Going to meetnow.global/M669DQC
2.Clicking “Guest” and completing the online form
Non-registered shareholders who have not appointed themselves as proxyholders may not attend the meeting in person.
If I attend the meeting virtually, will I be able to ask questions during the meeting?
Any registered shareholders and duly appointed proxyholders attending the meeting virtually will be able to ask questions by sending a written message to the Chair of the meeting through the Computershare virtual meeting platform. If you are a non-registered shareholder attending as a guest, you will not be able to ask questions at the meeting virtually.
Questions presented at the meeting will pertain to the formal business of the meeting. To ensure fairness for all, the Chair of the meeting will have discretion over the online questions to be responded to and the amount of time allocated to each question in person or online. The Chair may edit or reject questions from the meeting considered inappropriate. Eldorado values shareholder feedback, and expects that shareholders will have substantially the same opportunity to ask questions of the Board and management at the in-person meeting and the virtual meeting.

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FAQS
What if I have further questions about voting?
Please contact Computershare or Laurel Hill Advisory Group if you have additional questions regarding the voting process:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1
t: 1 800 564 6253 (toll-free within North America) or
1 514 982 7555
www.computershare.com
Laurel Hill Advisory Group
70 University Avenue, Suite 1440
Toronto, ON M5J 2M4
t: 1 877 452 7184 (toll-free within North America)
Outside North America: 1 416 304 0211
e: assistance@laurelhill.com

Additional Information
You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2023, and additional information in our AIF or Form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR+ website (www.sedarplus.com) and the SEC website (www.sec.gov), under Eldorado’s name.
You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com
t: 1 604 687 4018 1 888 353 8166 (toll-free) f: 1 604 687 4026	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

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BOARD OF DIRECTORS: TERMS OF REFERENCE
Eldorado Gold Corporation
Schedule A – Board of Directors: Terms of Reference
February 22, 2024
I.Roles and Responsibilities
The principal role of the board of directors (the “Board”) is stewardship of Eldorado Gold Corporation (the “Company”). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (the “CBCA”), the Company’s articles and by-laws and other relevant legislation and regulations. The Board will carry out this responsibility purposefully in accordance with: (i) the Company’s vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations; (ii) the Company’s corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence and Financial Strength and Returns; and (iii) the Company’s global sustainability framework for responsible mining, that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.

Subject to the provisions of the CBCA and the Company’s articles and by-laws, the Board may delegate the responsibilities of the Board to committees of the Board (the “Committees”) on such terms as the Board may consider appropriate.
The principal duties and responsibilities of the Board include:
I.Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company’s long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.
II.Performance Review. Regularly reviewing the short and long-term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.
III.Human Capital Management. Overseeing management in its responsibilities with respect to human capital management including talent attraction, recruitment and turnover; workforce compensation and pay equity; workforce composition and diversity; employee engagement, health and well-being; workforce training, learning and development and monitoring a variety of human capital metrics in this regard. The Board will integrate human capital management into its oversight of corporate strategy and risk.
IV.Budgeting. Reviewing and approving the Company’s annual budgets, including capital allocations and expenditures.
V.Risk Management. Understanding and overseeing the principal risks associated with the Company’s business and regularly monitoring the systems in place to manage those risks effectively.
VI.Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company’s business.
VII.CEO Appointment and Evaluation. Appointing a Chief Executive Officer (“CEO”) of the Company, approving the CEO’s compensation and establishing and administering appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives, in conjunction with and on the recommendation of the Compensation Committee.
VIII.Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management in the event of emergency or retirement. The Board will act in consideration of the Diversity Policy.
IX.Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (the “Directors”).
X.Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.
XI.Director Nomination. Requiring that a plan be in place for the nomination of the chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (“Independent Directors”), in conjunction with the Corporate Governance and Nominating Committee. The Board will act in consideration of the Diversity Policy.
XII.Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company’s internal controls, including cybersecurity, over financial reporting and disclosure and management information systems.
XIII.Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.
XIV.Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Technical Committee. The Technical Committee has been constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

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BOARD OF DIRECTORS: TERMS OF REFERENCE
XV.Shareholder Communication. Reviewing the Company’s communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company’s securities trade.
XVI.Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.
XVII.Corporate Governance. In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company’s securities trade and best practice with respect to corporate governance.
XVIII.Environmental and Social Governance. Oversee and monitor the implementation of procedures, policies and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations, including with respect to diversity, overseeing the Company’s compliance with applicable legal and regulatory requirements, and considering and monitoring any issues relating to environmental and safety matters and Management’s response thereto.
XIX.Code of Conduct and Business Ethics. Establishing and regularly reviewing the Company’s Code of Conduct and Business Ethics (the “Code”) and Anti-Bribery and Corruption Policy (“ABC Policy”) and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.
XX.Integrity. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company consistent with the Code and ABC Policy. The Board will also take appropriate steps to promote and encourage the CEO and other executive officers to foster ethical, inclusive and socially responsible practices and leadership.
XXI.By-laws. If required, adopting, amending or repealing the by-laws of the Company, in accordance with applicable law.
XXII.Financial Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management’s Discussion and Analysis, the Annual Information Form, Form 40-F and Management Information Circular, in conjunction with the Committees of the Board as applicable.
XXIII.Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (a) Audit Committee, (b) Corporate Governance and Nominating Committee, (c) Compensation Committee (d) Sustainability Committee and (e) Technical Committee. From time to time, the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board. The committees will advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board.
XXIV.Terms of Reference. Establishing, approving and annually reviewing the terms of reference for itself and each of the Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.
XXV.Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, the Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.
XXVI.Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.
XXVII.Continuing Education. In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the terms of references for the Directors and for each of the Committees.
XXVIII.Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.
XXIX.Goodwill. Enhancing the reputation, goodwill and image of the Company.
XXX.General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.
II.Composition
Qualification of Directors
I.As fixed by the articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.
II.A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.
III.At least 25 percent of the Directors shall be Canadian residents.

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BOARD OF DIRECTORS: TERMS OF REFERENCE
Chair of the Board
I.The chair of the Board (the “Chair”) shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the annual meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.
II.The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled “Chair of the Board of Directors”.
Director Nomination, Appointment, Resignation & Retirement
I.An individual who is nominated as a director (“Nominee Director”) shall submit a written consent to act to the Company in such form as the Company may require.
II.A Nominee Director shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.
III.All Directors shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.
IV.In accordance with the Company’s by-laws, at each annual meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.
V.A Director may be re-elected annually to serve the Board until the annual meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.
VI.Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Company operates.
Board Meetings
I.The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.
II.The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
III.A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the by-laws of the Company.
IV.The agenda for each Board meeting shall be established by the CEO and the Chair, taking into account suggestions from other Directors.
V.At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.
VI.At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Board may also act by resolution in writing signed by all Directors.
VII.The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities.
In-Camera Meetings
I.The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company’s management present for the purposes of evaluating the Company’s senior management and discussing such other matters as may be appropriate.
II.The Independent Directors will appoint a member to act as Secretary of the ‘in-camera’ meetings.
III.Minutes generated from the meetings of the Independent Directors will be maintained by the Chair.
IV.Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.
III.Expectations of a Director
I.Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the terms of reference for each Committee on which they serve.

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BOARD OF DIRECTORS: TERMS OF REFERENCE
II.Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair, the CEO or any other appropriate person to discuss agenda items prior to the meetings.
III.Knowledge of Operations. All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.
IV.Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company’s Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.
V.Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.
VI.Speaking on Behalf of the Company. Directors are required to adhere to the Company’s Disclosure Policy if they are asked to speak on behalf of the Company.
VII.Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director, except as may be required by law or as may be expressly authorized, from time to time, by the Board.
VIII.Fiduciary Duty. Each individual Director shall act with prudence, honesty and integrity in fulfilling his or her prime responsibility to the Company, and with due regard to the interests of its shareholders and other stakeholders.
IX.Compliance with Code, Policies. Directors are expected to comply with the Company’s Code of Business Conduct and Ethics and all other corporate policies which apply to them.
X.General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.
IV.Outside Advisors
The Board or the Independent Directors, with approval of the Chair, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors’ duties.
V.Limitation on the Board’s Duties
Notwithstanding the foregoing and subject to applicable law, nothing contained in these Terms of Reference is intended to require the Board to ensure the Company's compliance with Applicable Laws.
The Board shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided.
Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company or a Committee to any of the Company’s shareholders, competitors, employees or other persons, or to any other liability whatsoever.
VI.Approval
Approved by the Board: February 22, 2024.

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Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this Circular are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates,” “believes,” “budgets,” “continue,” “commitment,” “confident,” “estimates,” “expects,” “forecasts,” “foresee,” “future,” “goal,” “guidance,” “intends,” “opportunity,” “outlook,” “plans,” “potential,” “project,” “prospective,” “scheduled,” “strive,” or “target” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can,” “could,” “likely,” “may,” “might,” “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this Circular include, but are not limited to, statements or information with respect to: our beliefs for future value and stakeholder returns, including against our peer group, strategic priorities, business objectives, our operations, advancement of our assets and expansion; our guidance and outlook, including expected production, timing of production, cost guidance, life of assets, and heap leach recoveries of ore; meeting our goals and targets for diversity on our Board and among senior management; development of our strategic growth projects and growth opportunities, including planned improvements at Olympias and construction at Skouries, including timing of activities; the health and safety of our workforce, including continued progress in our PFO frequency rate and lost time injury frequency rate; the expected completion and commercial production of G Mining’s Tocantinzinho gold project in Brazil; Olympias operations, including the planned expansion to 650 ktpa of ore and improvements to the Stratoni port; the Skouries project, including statements regarding construction and development of the Skouries project (including earthworks for the filter plant, crusher area, Integrated Extractive Waste Management Facility, and water management structures), expected recovery methods, estimates on capital costs, estimates regarding production of gold and copper, and the timing of first production and commercial production; the Lamaque complex, including: plans to mine and process ore, advancement of resource conversion drilling of the upper two-thirds of the Ormaque deposit, and expectations to announce an inaugural reserve in 2024; advancements in Türkiye, including: our expectations regarding the first full-year benefit of the new North Heap Leach Pad and the new agglomeration drum at Kışladağ and expected resource conversion of the Kokarpinar and Bati deposits at Efemçukuru; our expectations of, and anticipated response to, rising industry wide costs and global inflationary pressures; our sustainability practices generally, including compliance with SIMS and TSM guidelines, the expectation that Kışladağ and Efemçukuru will be verified in 2024, targets, initiatives and expected mitigations in respect of GHG emissions, and further sustainability initiatives that are expected to occur in the future; meeting our ESG goals and targets, including those related to sustainability, social matters, and diversity and inclusion; the addition of equipment to our fleet, including two electric haul trucks, and the benefits thereof; expectations regarding the positive economic and social impacts of our projects, as well as our strategy with respect to human rights (including without limitation our Supplier Code of Conduct); pursuit of operational improvements at our tailings facilities, which we expect will lead to a lower risk profile for the facilities; anticipation of favourable economics for our heap leaching plan; expectation as to future financial and operating performance, including expected throughput and recoveries; intentions and expectations regarding non-IFRS financial measures and ratios; targets, intentions and expectations related to mitigating greenhouse gas emissions, including the timing thereof and operations related thereto; strategy, plans and goals, including our proposed plans for capital expenditures, exploration, development, construction, and operating plans, as well as priorities, related timelines and schedules; nomination of the Company’s directors in 2024; and risk factors affecting our business.
Forward-looking statements or information are based on a number of assumptions, including assumptions about our 2024 outlook, that we consider reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: plans for capital investments at our mines, including timing and benefits; timing of advancement and completion of construction and development activities, technical work, and receipt of approvals; the cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather (including increased precipitation at Kışladağ); consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
With respect to the Skouries project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries project.
In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Circular. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Forward-looking statements or information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR+ under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information are designed to help you understand our current views of our near and longer term prospects, and may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

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